Filed pursuant to Rule 424(b)(4)
Registration File No.: 333-180691

PROSPECTUS

6,100,000 Shares
Common Stock

AspenBio Pharma, Inc. is offering 6,100,000 shares of its common stock, no par value per share.

We implemented a reverse split on a 1-for-6 basis effective on June 20, 2012. Unless indicated otherwise and excluding our historical financial statements included herein, all information in the prospectus has been prepared on a pro forma basis that gives effect to the 1-for-6 reverse split of our issued and outstanding shares of common stock, options and warrants.

Our common stock is quoted on the NASDAQ Capital Market under the trading symbol “APPY.” On June 19, 2012, the last reported sale price of our common stock on the NASDAQ Capital Market was $0.52 per share, or $3.12 per share after giving effect to the 1-for-6 reverse stock split.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 8 of this prospectus for a discussion of information that should be considered before investing in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the securities described herein or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$2.00	$12,200,000
Underwriting discounts and commissions(1)	$0.14	$854,000
Proceeds, before expenses, to AspenBio Pharma, Inc.	$1.86	$11,346,000

(1)	The underwriters will receive compensation in addition to the underwriting discount. See “Underwriting” beginning on page 65 of this prospectus for a description of compensation payable to the underwriters.

We have granted the underwriters an option to purchase up to an additional 915,000 shares of our common stock from us at the public offering price, less underwriting discounts and commissions, within 45 days from the date of this prospectus, to cover over-allotments of the shares, if any.

The underwriters expect to deliver our shares to purchasers in the offering on or about June 25, 2012.

Aegis Capital Corp

The date of this prospectus is June 19, 2012

Aspen Bio Pharma

Multi-marker blood test*: MRP, CRP, WBC

AppyScore result calculated by internal proprietary algorithm

Hospital lab WBC value entered into instrument

Immunoassay quantitatively measures CRP and MRP

**AppyScore Test is in Clinical Development Pending Initiation of Pivotal Clinical Trial for FDA Marketing Application*

Please read this prospectus carefully. It describes our business, our financial condition and results of operations. We have prepared this prospectus so that you will have the information necessary to make an informed investment decision.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The information contained in this prospectus is accurate only on the date of this prospectus. Our business, financial condition, results of operations and prospects may have changed since such date. Other than as required under the federal securities laws, we undertake no obligation to publicly update or revise such information, whether as a result of new information, future events or any other reason.

For investors outside the United States:

Neither we nor any of the underwriters has done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus and any such free writing prospectus outside of the United States.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before making an investment decision with respect to our securities. You should read this entire prospectus, including the “Risk Factors” section beginning on page 8 of this prospectus and our financial statements and related notes contained in this prospectus before making an investment decision with respect to our securities. Please see the risk factors following the heading “Risks Related to Our Reverse Stock Split” in the section of this prospectus titled “Risk Factors.” Please see the section titled, “Where You Can Find More Information,” beginning on page 73 of this prospectus. Unless the context indicates otherwise, references to “Company” or “AspenBio” or “we,” “us” or “our” refers to AspenBio Pharma, Inc.

AspenBio Pharma, Inc.

Business Overview

AspenBio Pharma, Inc. is advancing products that address unmet human diagnostic and animal health therapeutic needs. AspenBio was formed in August 2000 as a Colorado corporation to produce purified proteins for diagnostic applications. We have leveraged our science and technology to develop a number of product candidates.

We are developing a blood test, AppyScoreTM, that is intended to be used by emergency department physicians to aid them in the rule out decision of possible appendicitis in children, adolescent and young adult (ages 2 – 20) patients that present with abdominal pain. We are aware of no blood test that is cleared by the Food and Drug Administration (FDA) for the purpose of aiding in the ruling out of appendicitis and are not aware of any current competitors in this area. We expect the main benefit of AppyScore will be to provide the physician with objective information that will aid in the identification of patients at low risk for appendicitis and thereby potentially reducing the number of expensive and potentially hazardous computed tomography (CT) scans that are currently performed on these patients. In addition, we believe the test will potentially save significant costs through both the reduction of CT scans and improved patient throughput in crowded emergency departments. We are in the final stages of development and intend to commence an FDA pivotal trial in the summer of 2012 and potentially commence marketing AppyScore outside the United States in the second half of 2012.

Data obtained from the Centers for Disease Control and Prevention (CDC) Public-use Data Files (1973 – 2009) indicates that over 9.5 million total patients visited U.S. hospital emergency departments in 2009 with the primary complaint being abdominal pain. Over 3.1 million of these patients went on to receive a CT scan. Approximately 300,000 cases of appendicitis were indicated. Our research indicates that a significant reason for ordering the CT scan is to aid in the rule in or rule out of appendicitis. In 2007, the New England Journal of Medicine published a study which concluded that CT scans confer a significant increase of cancer risk, particularly when administered to young patients. Physicians we have surveyed have indicated that a blood test to aid them as they evaluate patients suspected of appendicitis would have great value.

The AppyScore test currently under development employs three biomarkers; (1) our previously patented MRP- 8/14, also known as S100/A8/A9 or calprotectin, (2) C-Reactive Protein (CRP) and (3) White Blood Cell Count (WBC). The individual biomarkers are calculated and entered into a mathematical algorithm which calculates the AppyScore. The results are displayed on the display of the AppyScore reader, which is a small bioanalyzer or instrument. The test is designed to be run in approximately 20 minutes by trained laboratory personnel, with the results being reported back to the emergency department physician to assist triaging the patient to a more conservative management route, or possibly a CT scan and other imaging studies or consultation with a surgeon.

In 2011, we conducted a pilot study of the AppyScore multi-marker test in 11 hospitals in the United States and enrolled 503 patients between the ages of 2 through 20. The pilot study evaluated the use of multiple biomarkers for the AppyScore test configuration and demonstrated appreciably better results than the single-marker test evaluated in our previous studies. Based upon the pilot study, the panel for AppyScore was determined to comprise three biomarkers; the Company’s patented MRP 8/14 biomarker and CRP, along with WBC. The concentration in blood or plasma of each of these components was measured and the results analyzed using a proprietary algorithm.

The following data, which was presented March 16 – 17, 2012, at the West Region meeting held in Las Vegas, NV, and March 21, 2012 at the Northeastern Region meeting held in Springfield, MA, of the Society for Academic Emergency Medicine (SAEM) summarize the results of the pilot study:

AppyScore Multi-Marker Study Result		95% Confidence Interval
Sensitivity	96.5%	92.1 – 98.5
Specificity	43.2%	38.2 – 48.3
NPV	96.9%	92.9 – 98.7

The study data demonstrated high sensitivity and high negative predictive value (NPV) similar to other adjunctive tests currently used by physicians to aid them in ruling out diseases. These performance attributes should provide the physician with incremental diagnostic information that we believe will enhance their decision-making process when it comes to evaluating possible appendicitis. By way of example, with an NPV of 96.9%, the physician could be 96.9% confident that the patient did not have the disease, based upon these results. The potential value of the AppyScore test is its ability to aid a physician in his evaluation of ruling out appendicitis to pursue a more conservative treatment path. The AppyScore’s study results are in line with other in vitro diagnostic tests approved for and currently in use in the market today to assist clinicians in their rule out of disease conditions. Clinicians interviewed have indicated that this performance would be helpful to them in managing patients suspected for appendicitis. It would enable them to use the test to assist in the evaluation of appendicitis, and potentially decrease their overall use of CT scans.

We plan to finalize the conversion of the AppyScore from a single marker test to a multi-marker reader cassette system blood test and submit a pre-investigational device exemption (pre-IDE) application to the FDA in the second quarter of 2012. This submission is intended to document the planned regulatory path for AppyScore, which we believe to be de-Novo 510(k), as well as achieve agreement on the statistical analysis plan and protocol for the clinical trial. This would be followed by the commencement of a pivotal clinical trial, which we expect would be concluded in the first quarter of 2013. Following the conclusion of the trial, we plan to submit the trial results to the FDA and, if successful, launch the product in the United States after FDA clearance. We intend to file for a conformity mark for product conformity under the European Economic Area (CE mark) for the product in the third quarter of 2012 which would potentially enable us to initiate marketing of AppyScore in the European Union, where a pivotal trial is not required.

If we obtain FDA clearance or approval, we plan to commercialize the product in the United States through a small direct sales organization, supplemented by distributors as necessary. The primary revenue will be generated through the sale of disposable cassettes which are run separately for each patient. We anticipate the AppyScore instrument will be moderately-priced and are exploring options to either sell or lease the instrument to the hospitals. We expect to market the product outside the United States through either a network of specialized distributors or partners.

Beginning in 2004, we initiated the establishment of an intellectual property portfolio for AppyScore. Ongoing scientific and technical progress remains the basis for our patenting efforts. Since March 2009, three U.S. patents have been issued and one foreign patent has been allowed. At this time, additional foreign patent applications have been allowed or are pending. On November 16, 2011, an additional provisional patent application was filed which focuses on the newly developed multiple-marker technology. Currently, this filing is a provisional patent and has not yet filed or granted in any specific countries.

Our animal health product development efforts are directed toward the creation of reproduction drugs for the enhancement of animal fertility. The initial focus is for use in the cattle industry, to be followed by other livestock species of economic importance.

Company Information

We were organized as a Colorado corporation on July 24, 2000. Our principal executive offices are located at 1585 S. Perry Street, Castle Rock, CO 80104. Our phone number is (303) 794-2000 and our facsimile is (303) 798-8332. We maintain a website at www.aspenbiopharma.com. The information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

Risks

We are developing a medical device product and have no significant revenues, and, as such, face significant uncertainty regarding our future capital needs, timelines for and success of our intended products. We have experienced significant recurring losses from operations and negative cash flows from operations. Our business and our ability to execute our business strategy are subject to a number of risks of which you should be aware before you decide to buy our common stock. In particular, you should carefully consider the following risks, which are discussed more fully under “Risk Factors” beginning on page 8 of this prospectus.

•	Our independent registered public accounting firm added an emphasis paragraph to their audit report describing an uncertainty related to our ability to continue as a going concern.
•	If we fail to obtain FDA clearance, which we expect to proceed under a 510(k) de-Novo Classification path, we cannot market our product in the United States.
•	The successful development of a medical device such as our acute appendicitis test is highly uncertain and requires significant financial expenditures and time.
•	Clinical trials for our products are expensive and we cannot assure you that we will be able to complete our clinical trial programs successfully within any specific time period, or if such clinical trials take longer to complete than we project, our ability to execute our current business strategy will be adversely affected.
•	We face competition in the biotechnology and pharmaceutical industries and new diagnostic tests and new animal treatments which may be developed by others could impair our ability to maintain and grow our business and remain competitive.
•	Failure to obtain medical reimbursement for our products under development, as well as a changing regulatory environment, may impact our business.
•	We have very limited sales and marketing experience and limited sales capabilities, which may make commercializing our products difficult.
•	If we successfully obtain FDA clearance or approval to market our acute appendicitis tests, we may experience manufacturing problems resulting in shortages or delays in production that could limit the near term growth of our revenue.
•	Our results of operations could be affected by our royalty payments due to third parties.
•	Our success depends on our ability to successfully develop, obtain clearance or approval for and commercialize new products.
•	Our success will depend in part on establishing and maintaining effective strategic partnerships and business relationships with third parties.
•	If we fail to obtain regulatory approval in foreign jurisdictions, then we cannot market our products in those jurisdictions.
•	We may be unable to retain key employees or recruit additional qualified personnel.
•	Our product liability insurance coverage may not be sufficient to cover claims.
•	Our competitive position is contingent upon the production of our intellectual property and we may not be able to withstand challenges to our intellectual property rights.

•	We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights and we may be unable to protect our rights to, or use of, our technology.
•	Obtaining and maintaining our patent protection depends upon compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.
•	Our failure to secure trademark registration could adversely affect our ability to market our product candidates and our business.
•	Confidentiality agreements with employees and others may not adequately prevent disclosure of our trade secrets and other proprietary information and may not adequately protect our intellectual property, which could impede our ability to compete.
•	We may be subject to claims that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.
•	We may not be able to adequately protect our intellectual property outside of the United States.
•	While our common stock currently trades on the NASDAQ Capital Markets Exchange, our share price is below NASDAQ’s $1.00 minimum bid price rule, which could subject our shares to de-listing.
•	While our common stock currently trades on the NASDAQ Capital Markets Exchange, our total stockholders’ equity is below NASDAQ’s $2.5 million minimum, which could subject our shares to de-listing.
•	We require additional capital for future operations and we cannot assure you that capital will be available on reasonable terms, if at all, or on terms that would not cause substantial dilution to our existing shareholders.
•	Current challenges in the commercial and credit environment may adversely affect our business and financial condition.
•	We do not anticipate paying any dividends in the foreseeable future and, as a result, our investors’ sole source of gain, if any, will depend on capital appreciation, if any.
•	Our stock price, like that of many biotechnology companies, is volatile.
•	Management will have broad discretion as to the use of the net proceeds from this offering, and we may not use the proceeds effectively.
•	A substantial number of shares of common stock may be sold in the market following this offering, which may depress the market price for our common stock.
•	Investors in this offering will pay a much higher price than the book value of our stock.
•	We have effected a reverse split of our common stock for the purpose of meeting the minimum bid requirement imposed by the NASDAQ Stock Market for continued listing. However, the reverse stock split, ultimately, may not increase our stock price and we may not be able to continue to list our common stock on the NASDAQ Capital Market.
•	Even if the reverse stock split achieves the requisite increase in our stock price, we cannot assure you that we will be able to comply or continue to comply with the minimum bid price requirement.
•	The reverse stock split may decrease the liquidity of our stock.
•	After the reverse stock split, the resulting stock price may not attract new investors, including institutional investors, and may not satisfy the investing requirements of those investors. Consequently, the trading liquidity of our common stock may not improve.

Recent Developments

Results from our 503-patient pilot study of AppyScore test using multiple markers were presented March 16 – 17, 2012, at the West Region meeting held in Las Vegas, NV, and March 21, 2012 at the Northeastern Region meeting held in Springfield, MA, of the Society for Academic Emergency Medicine (SAEM). The results were also presented from the podium at the annual meeting of the SAEM, held in Chicago, on May 11, 2012.

As a result of our decision to focus on the human AppyScore test development activities, we are currently advancing in a strategic process to monetize our animal health business and related intellectual property, with the goal of entering into a transaction or license agreement with a third party, most likely a company currently in the industry, who would take over product development and commercialization. Our animal health product development efforts were directed toward the creation of reproduction drugs for the enhancement of animal fertility. The initial focus was for use in the cattle industry, to be followed by other livestock species of economic importance. The cattle therapeutics were sub-licensed in 2008 to Novartis Animal Health (Novartis) under a long-term world-wide development and marketing agreement. In November 2011, following the failure of a pilot study result to meet the defined criteria for success, we and Novartis entered into a termination agreement. The termination agreement provides, subject to agreed upon conditions, including specified payments being made by us, product rights and technology originally licensed to Novartis returns to us.

On May 11, 2012, Erik S. Miller, Vice President of Marketing and Business Development of the Company, resigned.

On May 22, 2012 at the Company’s 2012 Annual Shareholders’ Meeting, the shareholders, among other actions, approved granting authority to the Board of Directors to effect a reverse stock split of the outstanding shares of the Company’s Common Stock in a ratio of at least 1-for-2 and up to 1-for-6 and approval of a corresponding amendment to the Company’s Articles of Incorporation, as amended, subject to the authority of the Board of Directors to abandon such amendment. On June 16, 2012, our Board of Directors fixed the reverse stock split ratio at 1-for-6 and authorized the filing of the Articles of Amendment with the Colorado Secretary of State. The reverse stock split was effective at 12:01 a.m. Mountain time on June 20, 2012.

On May 23, 2012, Don Hurd was hired and we executed an employment agreement with him for a new position of Senior Vice President and Chief Commercial Officer.

THE OFFERING

Common Stock we are offering
6,100,000 shares of common stock (7,015,000 shares if the underwriters exercise their over-allotment option).
Offering price
$2.00 per share.
Common stock outstanding prior to this offering
1,609,720 shares.
Common stock to be outstanding after this offering
7,709,720 shares.
Use of proceeds
We intend to use the net proceeds from this offering for general corporate purposes, including conducting our clinical trial for AppyScore. See “Use of Proceeds” for additional information.
NASDAQ Capital Market symbol:
“APPY”
Risk Factors
The securities offered by this prospectus are speculative and involve a high degree of risk. Investors purchasing securities should not purchase the securities unless they can afford the loss of their entire investment. See “Risk Factors” beginning on page 8.

Unless indicated otherwise, the disclosure in the prospectus is based on the 1-for-6 reverse stock split. The number of shares of common stock outstanding immediately prior to, and to be outstanding immediately after, this offering is based on the number of shares outstanding as of June 15, 2012, and does not include the following (in each case giving effect to the 1-for-6 reverse stock split):

•	238,814 shares of common stock issuable upon the exercise of outstanding options at a weighted average exercise price of $44.98 per share;
•	48,318 shares of common stock available for future issuance under our stock option plans;
•	296,722 shares of common stock issuable upon exercise of our non-qualified options and warrants, 267,500 of which are exercisable for $7.32 per share and 29,222 of which are exercisable for $13.06 per share;
•	915,000 shares of common stock issuable upon exercise of the underwriters’ over-allotment option; and
•	305,000 shares of common stock underlying the warrants to be issued to the representative of the underwriters in connection with this offering.

SUMMARY FINANCIAL DATA

The following tables summarize our financial data for the periods presented. The summary statements of operations data for the years ended December 31, 2011, 2010 and 2009, and the balance sheet data as of December 31, 2011 have been derived from our audited financial statements, which are included in this prospectus. The historical results are not necessarily indicative of the results to be expected for any future periods. You should read this data together with the financial statements and related notes included elsewhere in this prospectus, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the other financial information included elsewhere in this prospectus.

Statements of Operations Data:

	Three months ended March 31, (unaudited)		For the Fiscal Years Ended December 31,
	2012	2011	2011	2010	2009
Summary Statement of Operations Items:
Total revenues	$7,000	$97,000	$219,000	$370,000	$291,000
Net loss	$(1,938,000)	$(2,806,000)	$(10,214,000)	$(13,338,000)	$(15,518,000)
Basic and diluted loss per share(1)(2)	$(1.21)	$(2.10)	$(7.63)	$(10.16)	$(14.03)
Weighted average shares outstanding(2)	1,605,554	1,338,054	1,338,786	1,312,680	1,105,748

(1)	See “Note 2. Summary of Significant Accounting Policies” of Notes to our Financial Statements for a description of the computation of loss per share.
(2)	The basic and diluted net loss per share and shares used in loss per share calculation have been adjusted to reflect the one-for-five reverse stock split that was effected on July 29, 2011 and has also been adjusted to give pro forma effect to the 1-for-6 reverse stock split effected on June 20, 2012.

Balance Sheet Data:

	As of March 31, 2012 (unaudited)	As Adjusted, March 31, 2012(1)
Summary Balance Sheet Information:
Current assets	$2,091,000	$12,865,000
Total assets	$6,367,000	$17,141,000
Long term liabilities	$2,603,000	$2,603,000
Total liabilities	$4,257,000	$4,257,000
Total Shareholders’ Equity	$2,110,000	$12,884,000

(1)	As adjusted amounts give effect to the issuance and sale of 6,100,000 shares of common stock by us in this offering at an initial public offering price of $2.00 per share and the application of the net proceeds of the offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, as set forth under “Use of Proceeds.” See “Use of Proceeds” and “Capitalization.”

RISK FACTORS

An investment in our common stock involves a high degree of risk. Before you decide to invest in our common stock, you should consider carefully all of the information in this prospectus or incorporated herein by reference, including the risks described below. Any of these risks could have a material adverse effect on our business, prospects, financial condition and results of operations. In any such case, the trading price of our common stock could decline and you could lose all or part of your investment. You should also refer to the other information contained in this prospectus, including our financial statements and the notes to those statements, and the information set forth under the caption “Forward-Looking Statements.” The risks described below and contained in our other periodic reports incorporated herein by reference are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also adversely affect our business, prospects, financial condition and results of operations.

Risks Relating to Our Business

Our independent registered public accounting firm added an emphasis paragraph to their audit report describing an uncertainty related to our ability to continue as a going concern.

Due to our continued losses and limited capital resources our independent registered public accounting firm has issued a report that describes an uncertainty related to our ability to continue as a going concern. The auditors’ report discloses that we did not generate significant revenues in 2011, we incurred a net loss of approximately $10,214,000 and we consumed cash in operating activities of approximately $8,333,000 in 2011. These conditions raise substantial doubt about our ability to continue as a going concern and may make it difficult for us to raise capital. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

If we fail to obtain FDA clearance, which we expect to proceed under a 510(k) de-Novo Classification path, we cannot market our product in the United States.

Therapeutic or human diagnostic products require FDA approval (or clearance) prior to marketing and sale. This applies to our ability to market, directly or indirectly, our AppyScore acute appendicitis test. As a new product, this test must undergo lengthy and rigorous development testing and other extensive, costly and time-consuming procedures mandated by the FDA. In order to obtain required FDA clearance we must finalize development of our product and successfully complete clinical testing. This process can take substantial amounts of time and resources to complete. We may elect to delay or cancel our anticipated regulatory submissions for new indications for our proposed new products for a number of reasons. There is no assurance that any of our strategies for obtaining FDA clearance or approval in an expedient manner will be successful, and FDA clearance is not guaranteed. The timing of such completion, submission and clearance, which cannot be estimated at this point, could also impact our ability to realize market value from such tests. If we do achieve FDA clearance or approval, it could subsequently be suspended or revoked, or we could be fined, based on a failure to continue to comply with ongoing regulatory requirements and standards. Similar regulatory approval or ongoing requirements and contingencies will also be encountered in major international markets.

FDA approval is also required prior to marketing and sale for therapeutic products that will be used on animals, and can also require considerable time and resources to complete. New drugs for animals must receive New Animal Drug Application approval. This type of approval is required for the use of our therapeutic equine and bovine protein products. The requirements for obtaining FDA approval are similar to those for human drugs and will require similar clinical testing. Approval is not assured and, once FDA approval is obtained, we would still be subject to fines and suspension or revocation of approval if we fail to comply with ongoing FDA requirements.

If we fail to obtain FDA clearance or approval for our human diagnostic products or our animal health therapeutic products, we will not be able to market and sell our products in the United States. As a result, we would not be able to recover the time and resources spent on research and development of such products.

The successful development of a medical device such as our acute appendicitis test is highly uncertain and requires significant financial expenditures and time.

Successful development of medical devices is highly uncertain. Products that appear promising in research or development may be delayed or fail to reach later stages of development or the market for several reasons, including failure to obtain regulatory clearance or approval, manufacturing costs, pricing and reimbursement issues, or other factors that may render the product uneconomical to commercialize. In addition, success in pilot trials does not ensure that larger-scale clinical trials will be successful. Evolutions in development from early stage products to later state products may require additional testing or analysis. Clinical results are frequently susceptible to varying interpretations that may delay, limit, or prevent regulatory approvals. The length of time necessary to complete clinical trials and to submit an application for marketing approval for a final decision by a regulatory authority varies significantly and may be difficult to predict. If our large-scale clinical trials for a product are not successful, we will not recover our substantial investments in that product.

Factors affecting our research and development productivity and the amount of our research and development expenses include, but are not limited to, the number of patients required to be enrolled and the outcome of required clinical trials to be conducted by us and/or our collaborators.

Clinical trials for our products are expensive and we cannot assure you that we will be able to complete our clinical trial programs successfully within any specific time period, or if such clinical trials take longer to complete than we project, our ability to execute our current business strategy will be adversely affected.

Conducting clinical trials is a lengthy, time-consuming and expensive process. Before obtaining regulatory approvals for the commercial sale of any products, we, or our partners, must demonstrate through clinical trials the safety and efficacy of our products. We have incurred, and we will continue to incur, substantial expense for, and devote a significant amount of time to, product development, pilot trial testing and clinical trials.

Even if completed, we do not know if these trials will produce statistically significant or clinically meaningful results sufficient to support an application for marketing approval. Whether or not and how quickly we complete clinical trials is dependent in part upon the rate at which we are able to obtain regulatory clearance to commence clinical trials, engage clinical trial sites and medical investigators, reach agreement on acceptable clinical trial agreement terms, clinical trial protocols or informed consent forms with medical investigators, clinical trial sites or institutional review boards and, thereafter, the rate of patient enrollment, and the rate to collect, clean, lock and analyze the clinical trial database.

Patient enrollment in trials is a function of many factors, including the design of the protocol, the size of the patient population, the proximity of patients to and availability of clinical sites, the eligibility criteria for the study, the perceived risks and benefits of the product candidate under study and of the control, if any, the medical investigator’s efforts to facilitate timely enrollment in clinical trials, the patient referral practices of local physicians, the existence of competitive clinical trials, and whether other investigational, existing or new products are available or approved for the indication. If we experience delays in identifying and contracting with appropriate medical investigators and site, in patient enrollment and/or/completion of our clinical trial programs, we may incur additional costs and delays in our development programs, and may not be able to complete our clinical trials on a cost-effective or timely basis. Accordingly, we may not be able to complete the clinical trials within an acceptable time frame, if at all. If we or any third party have difficulty enrolling a sufficient number of patients in a timely or cost-effective manner to conduct clinical trials as planned, or if enrolled patients do not complete the trial as planned, we or a third party may need to delay or terminate ongoing clinical trials, which could negatively affect our business.

Clinical trials often require the enrollment of large numbers of patients, and suitable patients may be difficult to identify and recruit for our clinical trials. Our ability to enroll sufficient numbers of patients in our clinical trials depends on many factors, including the size of the relevant patient population, the nature and design of the protocol, the proximity of patients to clinical sites, the eligibility and exclusion criteria applicable for the trial, existence of competing clinical trials and the availability of already approved effective drugs for the indications being studied. In addition, patients may withdraw from a clinical trial or be unwilling to follow our clinical trial protocols for a variety of reasons. If we fail to enroll and maintain the number of patients for which the clinical trial was designed, the statistical power of that clinical trial may be reduced which would make it harder to demonstrate that the product candidate being tested in such clinical trial is safe and effective.

We face competition in the biotechnology and pharmaceutical industries and new diagnostic tests and new animal treatments which may be developed by others could impair our ability to maintain and grow our business and remain competitive.

We face intense competition in the development, manufacture, marketing and commercialization of diagnostic products such as ours from a variety of sources, such as academic institutions, government agencies, research institutions and biotechnology and pharmaceutical companies, including other companies with similar diagnostic or in vitro testing technologies, including those with platform technologies. These platform technologies vary from very large analyzer systems to smaller and less expensive instruments similar to ours. These competitors are working to develop and market other diagnostic tests, systems, products, and other methods of detecting, preventing or reducing disease.

The development of new technologies or improvements in current technologies for diagnosing acute appendicitis, including CT imaging agents and products that would compete with our acute appendicitis test could have an impact on our ability to sell the acute appendicitis tests or the sales price of the tests. This could impact our ability to market the tests and/or secure a marketing partner both of which could have a substantial impact on the value of our acute appendicitis products.

Among the many experimental diagnostics and therapies being developed around the world, there may be diagnostics and therapies unknown to us that may compete with our technologies or products.

Many of our competitors have much greater capital resources, manufacturing, research and development resources and production facilities than we do. Many of them also have much more experience than we have in preclinical testing and clinical trials of new diagnostic tests or animal drugs and in obtaining FDA and foreign regulatory approvals.

Major technological changes can occur quickly in the biotechnology and pharmaceutical industries, and the development of technologically improved or different products or technologies may make our product candidates or platform technologies obsolete or noncompetitive.

Our product candidates if successfully developed and approved for commercial sale, will compete with a number of human diagnostic tests or animal drugs currently manufactured and marketed by other biotechnology companies. Our product candidates may also compete with new products currently under development by others or with products which may cost less than our product candidates. Physicians, patients, third party payors and the medical community may not accept or utilize our acute appendicitis test products when and if approved. If our products, if and when approved, do not achieve significant market acceptance, our business, results of operations and financial condition may be materially adversely affected.

Failure to obtain medical reimbursement for our products under development, as well as a changing regulatory environment, may impact our business.

The U.S. healthcare regulatory environment may change in a way that restricts our ability to market our acute appendicitis tests due to medical coverage or reimbursement limits. Sales of our human diagnostic tests will depend in part on the extent to which the costs of such tests are paid by health maintenance, managed care, and similar healthcare management organizations, or reimbursed by government health payor administration authorities, private health coverage insurers and other third-party payors. These healthcare management organizations and third party payers are increasingly challenging the prices charged for medical products and services. The containment of healthcare costs has become a priority of federal and state governments. Accordingly, our potential products may not be considered to be cost effective, and reimbursement to the consumer may not be available or sufficient to allow us to sell our products on a competitive basis. Legislation and regulations affecting reimbursement for our products may change at any time and in ways that are difficult to predict and these changes may be adverse to us. Any reduction in Medicare, Medicaid or other third-party payer reimbursements could have a negative effect on our operating results.

We have very limited sales and marketing experience and limited sales capabilities, which may make commercializing our products difficult.

We currently have very little marketing experience and limited sales capabilities. Therefore, in order to commercialize our products, once approved, we must either develop our own marketing and distribution sales capabilities or collaborate with a third party to perform these functions. We may, in some instances, rely significantly on sales, marketing and distribution arrangements with collaborative partners and other third parties. In these instances, our future revenues will be materially dependent upon the success of the efforts of these third parties.

We may not be able to attract and retain qualified personnel to serve in our sales and marketing organization, to develop an effective distribution network or to otherwise effectively support our commercialization activities. The cost of establishing and maintaining a sales and marketing organization may exceed its cost effectiveness. If we fail to develop sales and marketing capabilities, if sales efforts are not effective or if costs of developing sales and marketing capabilities exceed their cost effectiveness, our business, results of operations and financial condition would be materially adversely affected.

If we successfully obtain FDA clearance or approval to market our acute appendicitis tests, we may experience manufacturing problems resulting in shortages or delays in production that could limit the near term growth of our revenue.

Our ability to successfully market the acute appendicitis test, once approved, will partially depend on our ability to obtain sufficient quantities of the finished tests from qualified GMP suppliers. While we have identified and are progressing with qualified suppliers, their ability to produce tests or component parts in sufficient quantities to meet possible demand may cause delays in securing products or could force us to seek alternative suppliers. The need to locate and use alternative suppliers could also cause delivery delays for a period of time. Delays in finalizing and progressing under agreements with cGMP facilities may delay our FDA approval process and potentially delay sales of such products. In addition, we may encounter difficulties in production due to, among other things, the inability to obtain sufficient amounts of raw materials, components or finished goods inventory and quality control issues with raw materials, components or finished goods. These difficulties could reduce sales of our products, increase our costs, or cause production delays, all of which could damage our reputation and hurt our financial condition. To the extent that we enter into manufacturing arrangements with third parties, we will depend on them to perform their obligations in a timely manner and in accordance with applicable government regulations.

Our results of operations could be affected by our royalty payments due to third parties.

Any revenues from products under development will likely be subject to royalty payments under licensing or similar agreements. Major factors affecting these payments include, but are not limited to:

•	coverage decisions by governmental and other third-party payors;
•	our ability to achieve meaningful sales of our products;
•	the achievement of milestones established in our license agreements; and
•	our use of the intellectual property licensed in developing the products.

If we need to seek additional intellectual property licenses in order to complete our product development, our cumulative royalty obligations could adversely affect our net revenues and results of operations.

Our success depends on our ability to successfully develop, obtain clearance or approval for and commercialize new products.

Our success depends on our ability to successfully develop new products. Although we were engaged in human diagnostic antigen manufacturing operations and historically, substantially all of our revenues have been derived from this business, our ability to substantially increase our revenues and generate net income is contingent on successfully developing one or more of our pipeline products. Our ability to develop any of the pipeline products is dependent on a number of factors, including funding availability to complete development efforts, to adequately test and refine products, to seek required FDA clearance or approval and to commercialize our products, thereby generating revenues once development efforts prove successful. We have encountered in the past, and may again encounter in the future, problems in the testing phase for different pipeline products, which sometimes resulted in substantial setbacks in the development process. There can be no assurance that we will not encounter similar setbacks with the products in our pipeline, or that funding from outside sources and our revenues will be sufficient to bring any or all of our pipeline products to the point of commercialization. There can be no assurance that the products we are developing will work effectively in the marketplace, or that we will be able to produce them on an economical basis.

Our success will depend in part on establishing and maintaining effective strategic partnerships and business relationships with third parties.

A key aspect of our business strategy is to establish and maintain strategic partnerships. We currently have a license arrangement with Washington University in St. Louis (WU). It is likely that we will seek other strategic alliances. We also intend to rely heavily on companies with greater capital resources and marketing expertise to market some of our products. We have identified certain possible candidates for other potential products. We may not reach definitive agreements with any potential strategic partners. Even if we enter into these arrangements, we may not be able to maintain these collaborations or establish new collaborations in the future on acceptable terms. Furthermore, future arrangements may require us to grant certain rights to third parties, including exclusive marketing rights to one or more products, or may have other terms that are burdensome to us, and may involve the issuance of our securities. Our partners may decide to develop alternative technologies either on their own or in collaboration with others. If any of our partners terminate their relationship with us or fail to perform their obligations in a timely manner, or if we fail to perform our obligations in a timely manner, the development or commercialization of our technology in potential products may be affected, delayed or terminated.

If we fail to obtain regulatory approval in foreign jurisdictions, then we cannot market our products in those jurisdictions.

We plan to market some of our products in foreign jurisdictions. Specifically, we expect that AppyScore will be aggressively marketed in foreign jurisdictions. We may market our therapeutic animal health products in foreign jurisdictions, as well. We may need to obtain regulatory approval from the European Union or other foreign jurisdictions to do so and obtaining such approval in one jurisdiction does not necessarily guarantee approval in another. We may be required to conduct additional testing or to provide additional information, resulting in additional expenses, to obtain necessary approvals. If we fail to obtain approval in such foreign jurisdictions, we would not be able to sell our products in such jurisdictions, thereby reducing the potential revenue from the sale of our products.

We may be unable to retain key employees or recruit additional qualified personnel.

Because of the specialized scientific nature of our business, we are highly dependent upon qualified scientific, technical and managerial personnel. There is intense competition for qualified personnel in our business. A loss of the services of our qualified personnel, as well as the failure to recruit additional key scientific, technical and managerial personnel in a timely manner would harm our development programs and our business.

Our product liability insurance coverage may not be sufficient to cover claims.

Our insurance policies currently cover claims and liabilities arising out of defective products for losses up to $2.0 million. As a result, if a claim was to be successfully brought against us, we may not have sufficient insurance that would apply and would have to pay any costs directly, which we may not have the resources to do.

Risks Relating to our Intellectual Property

Our competitive position is contingent upon the production of our intellectual property and we may not be able to withstand challenges to our intellectual property rights.

We rely on our intellectual property, including our issued and applied for patents and our licenses, as the foundation of our business. If our intellectual property rights are challenged, no assurances can be given that our patents or licenses will survive claims alleging invalidity or infringement on other patents and/or licenses. Additionally, disputes may arise regarding inventorship of our intellectual property. There also could be existing patents of which we are unaware that our products may be infringing upon. As the number of participants in the market grows, the possibility of patent infringement claims against us increases. It is difficult, if not impossible, to determine how such disputes would be resolved. Furthermore, because of the substantial amount of discovery required in connection with patent litigation, there is a risk that some of our confidential information could be required to be publicly disclosed. In addition, during the course of patent litigation, there could be public announcements of the results of hearings, motions or other interim proceedings or developments in the litigation. Any litigation claims against us may cause us to incur substantial costs and could place a significant strain upon our financial resources, divert the attention of management or restrict our core business or result in the public disclosure of confidential information. The occurrence of any of the foregoing could materially impact our business.

We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights and we may be unable to protect our rights to, or use of, our technology.

Some or all of our patent applications may not issue as patents, or the claims of any issued patents may not afford meaningful protection for our technologies or products. In addition, patents issued to us or our licensors, if any, may be challenged and subsequently narrowed, invalidated or circumvented. Patent litigation is widespread in the biotechnology industry and could harm our business. Litigation might be necessary to protect our patent position or to determine the scope and validity of third-party proprietary rights.

If we choose to go to court to stop someone else from using the inventions claimed in our patents, that individual or company would have the right to ask the court to rule that such patents are invalid and/or should not be enforced against that third party. These lawsuits are expensive and we may not have the required resources to pursue such litigation or to protect our patent rights. In addition, there is a risk that the court will decide that these patents are not valid and that we do not have the right to stop the other party from using the inventions. There is also the risk that, even if the validity of these patents is upheld, the court will refuse to stop the other party on the ground that such other party’s activities do not infringe our rights in these patents.

Furthermore, a third party may claim that we are using inventions covered by the third party’s patent rights and may go to court to stop us from engaging in our normal operations and activities, including making or selling our product candidates. These lawsuits are costly and could affect our results of operations and divert the attention of managerial and technical personnel. There is a risk that a court would decide that we are infringing the third party’s patents and would order us to stop the activities covered by the patents. In addition, there is a risk that a court will order us to pay the other party treble damages for having violated the other party’s patents. The biotechnology industry has produced a proliferation of patents, and it is not always clear to industry participants, including us, which patents cover various types of products or methods of use. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. If we are sued for patent infringement, we would need to demonstrate that our products or methods of use either do not infringe the claims of the relevant patent and/or that the patent claims are invalid, and we may not be able to do this. Proving invalidity in the United Sates, in particular, is difficult since it requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents.

Because some patent applications in the United States may be maintained in secrecy until the patents are issued, patent applications in the United States and many foreign jurisdictions are typically not published until eighteen months after filing, and publications in the scientific literature often lag behind actual discoveries, we cannot be certain that others have not filed patent applications for technology covered by our issued patents or our pending applications or that we were the first to invent the technology. Our competitors may have filed, and may in the future file, patent applications covering technology similar to ours. Any such patent application may have priority over our patent applications and could further require us to obtain rights to issued patents covering such technologies. If another party has filed a U.S. patent application on inventions similar to ours, we may have to participate in an interference or other proceeding in the U.S. Patent and Trademark Office, or the PTO, or a court to determine priority of invention in the United States. The costs of these proceedings could be substantial, and it is possible that such efforts would be unsuccessful, resulting in a loss of our U.S. patent position with respect to such inventions.

Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations.

Obtaining and maintaining our patent protection depends upon compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

The PTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent process. There are situations in which noncompliance can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, competitors might be able to enter the market earlier than would otherwise have been the case.

Our failure to secure trademark registration could adversely affect our ability to market our product candidates and our business.

Our trademark applications in the United States, when filed, and any other jurisdictions where we may file may not be allowed for registration, and our registered trademarks may not be maintained or enforced. During trademark registration proceedings, we may receive rejections. Although we are given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in the PTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our applications and/or registrations, and our applications and/or registrations may not survive such proceedings. Failure to secure such trademark registrations in the United States and in foreign jurisdictions could adversely affect our ability to market our product candidates and our business.

Confidentiality agreements with employees and others may not adequately prevent disclosure of our trade secrets and other proprietary information and may not adequately protect our intellectual property, which could impede our ability to compete.

Because we operate in the highly technical field of biotechnology and pharmaceutical development, we rely in part on trade secret protection in order to protect our proprietary trade secrets and unpatented know-how. However, trade secrets are difficult to protect, and we cannot be certain that others will not develop the same or similar technologies on their own. We have taken steps, including entering into confidentiality agreements with all of our employees, consultants and corporate partners, to protect our trade secrets and unpatented know-how. These agreements generally require that the other party keep confidential and not disclose to third parties all confidential information developed by the party or made known to the party by us during the course of the party’s relationship with us. We also typically obtain agreements from these parties which provide that inventions conceived by the party in the course of rendering services to us will be our exclusive property. However, these agreements may not be honored and may not effectively assign intellectual property rights to us. Enforcing a claim that a party illegally obtained and is using our trade secrets or know-how is difficult, expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States may be less willing to protect trade secrets or know-how. The failure to obtain or maintain trade secret protection could adversely affect our competitive position.

We may be subject to claims that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

As is common in the biotechnology and pharmaceutical industry, we employ individuals who were previously employed at other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although no claims against us are currently pending, we may be subject to claims that these employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

We may not be able to adequately protect our intellectual property outside of the United States.

The laws in some of those countries may not provide protection for our trade secrets and intellectual property. If our trade secrets or intellectual property are misappropriated in those countries, we may be without adequate remedies to address the issue. Additionally, we also rely on confidentiality and assignment of invention agreements to protect our intellectual property. These agreements provide for contractual remedies in the event of misappropriation. We do not know to what extent, if any, these agreements and any remedies for their breach will be enforced by a foreign or domestic court. In the event our intellectual property is misappropriated or infringed upon and an adequate remedy is not available, our future prospects will greatly diminish.

Additionally, prosecuting and maintaining intellectual property (particularly patent) rights are very costly endeavors. We do not know whether legal and government fees will increase substantially and therefore are unable to predict whether cost may factor into our intellectual property strategy.

Risks Related to Our Securities

While our common stock currently trades on the NASDAQ Capital Markets Exchange, our share price is below NASDAQ’s $1.00 minimum bid price rule, which could subject our shares to de-listing.

On February 13, 2012, the Company was notified by NASDAQ that the Company did not meet the minimum bid price rule required for continued listing and was provided until August 13, 2012 to achieve compliance with such minimum bid rule. If at any time before August 13, 2012, the bid price of our common stock closes at $1.00 per share or more for a minimum of 10 consecutive trading days (subject to extension to 20 trading days in NASDAQ’s discretion), we will regain compliance with the bid price rule. We effected a reverse stock split to help achieve such compliance. If we do not regain compliance by the end of this grace period, we anticipate we will receive notification from NASDAQ that our common stock is subject to delisting. At that time we may then appeal the delisting determination to a Hearings Panel. Such notification will have no immediate effect on our listing on the NASDAQ Capital Market nor will it have an immediate effect on the trading of our common stock pending such hearing. There can be no assurance, however, that we will be able to regain compliance with NASDAQ’s minimum bid price per share requirement for continued listing on the NASDAQ Capital Market. Being delisted by NASDAQ could have a negative impact on our ability to raise capital among other considerations.

While our common stock currently trades on the NASDAQ Capital Markets Exchange, our total stockholders’ equity is below NASDAQ’s $2.5 million requirement, which could subject our shares to de-listing.

The Company did not meet NASDAQ’s minimum stockholders’ equity required for continued listing as of March 31, 2012. On May 15, 2012, the Company received a letter from NASDAQ regarding the failure to meet that requirement and under NASDAQ rules the Company has forty-five days to submit a plan to regain compliance with such rule. If such plan is accepted, the Company could be granted an extension of up to 180 calendar days to regain compliance with the rule. The letter has no immediate effect on our listing on the NASDAQ Capital Market nor on the trading of our common stock. There can be no assurance, however, that we will be able to regain compliance with NASDAQ’s minimum shareholders’ equity requirement for continued listing on the NASDAQ Capital Market. Being delisted by NASDAQ could have a negative impact on our ability to raise capital among other considerations.

We require additional capital for future operations and we cannot assure you that capital will be available on reasonable terms, if at all, or on terms that would not cause substantial dilution to our existing shareholders.

We have historically needed to raise capital to fund our operating losses including development expenses, which have been significant. We expect to continue to incur operating losses in the 2012 calendar year and at least into 2013. If capital requirements vary materially from those currently planned, we may require additional capital sooner than expected. There can be no assurance that such capital will be available in sufficient amounts or on terms acceptable to us, if at all, especially in light of the state of the current financial markets which could impact the timing, terms and other factors in our attempts to raise capital. Any sale of a substantial number of additional shares may cause dilution to our existing shareholders and could also cause the market price of our common stock to decline.

Current challenges in the commercial and credit environment may adversely affect our business and financial condition.

The global financial markets have recently experienced unprecedented levels of volatility. Our ability to generate cash flows from operations, issue debt or enter into other financing arrangements on acceptable terms could be adversely affected if there is a material decline in the demand for the Company’s products or in the solvency of its customers or suppliers, deterioration in the Company’s key financial ratios or credit ratings, or other significantly unfavorable changes in conditions. While these conditions and the current economic downturn have not meaningfully adversely affected our operations to date, continuing volatility in the global financial markets could increase borrowing costs or affect the company’s ability to access the capital markets. Current or worsening economic conditions may also adversely affect the business of our customers, including their ability to pay for our products and services, and the amount spent on healthcare in general. This could result in a decrease in the demand for our potential products and services, longer sales cycles, slower adoption of new technologies and increased price competition. These conditions may also adversely affect certain of our suppliers, which could cause a disruption in our ability to produce our products.

We do not anticipate paying any dividends in the foreseeable future and, as a result, our investors’ sole source of gain, if any, will depend on capital appreciation, if any.

The Company does not intend to declare any dividends on our shares of common stock in the foreseeable future and currently intends to retain any future earnings for funding growth. As a result, investors should not rely on an investment in our securities if they require the investment to produce dividend income. Capital appreciation, if any, of our shares may be investors’ sole source of gain for the foreseeable future. Moreover, investors may not be able to resell their shares of our common stock at or above the price they paid for them.

Our stock price, like that of many biotechnology companies, is volatile.

The market prices for securities of biotechnology companies, in general, have been highly volatile and may continue to be highly volatile in the future, particularly in light of the current financial markets. In addition, the market price of our common stock has been and may continue to be volatile, especially on the eve of Company announcements which the market is expecting, as is the case with clinical trial results. Among other factors, the following may have a significant effect on the market price of our common stock:

•	announcements of clinical trial results, FDA correspondence or interactions, developments with regard to our intellectual property rights, technological innovations or new commercial products by us or our competitors;
•	publicity regarding actual or potential medical results related to products under development or being commercialized by us or our competitors;
•	regulatory developments or delays affecting our products under development in the United States and other countries; and
•	new proposals to change or reform the U.S. healthcare system, including, but not limited to, new regulations concerning reimbursement programs.

Risks Related to This Offering

Management will have broad discretion as to the use of the net proceeds from this offering, and we may not use the proceeds effectively.

Our management will have broad discretion as to the application of the net proceeds and could use them for purposes other than those contemplated at the time of this offering. Our shareholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. Moreover, our management may use the net proceeds for corporate purposes that may not increase our profitability or our market value.

A substantial number of shares of common stock may be sold in the market following this offering, which may depress the market price for our common stock.

Sales of a substantial number of shares of our common stock in the public market following this offering could cause the market price of our common stock to decline. A substantial majority of the outstanding shares of our common stock are, and the shares of common stock sold in this offering upon issuance will be, freely tradable without restriction or further registration under the Securities Act. In addition, as of June 15, 2012, 535,536 shares of our common stock, as if our 1-for-6 reverse stock split had been effected, are issuable upon exercise of outstanding options and warrants (not including shares issuable upon exercise of the warrants to be issued in this offering).

Investors in this offering will pay a much higher price than the book value of our stock.

If you purchase common stock in this offering, you will incur an immediate and substantial dilution in net tangible book value of $0.53 per share, after giving effect to the sale by us of common shares in this offering at the offering price of $2.00 per common share.

Risks Related to Our Reverse Stock Split

Our shareholders have approved a reverse split of our common stock for the purpose of meeting the minimum bid requirement imposed by the NASDAQ Stock Market for continued listing. However, the reverse stock split, ultimately, may not increase our stock price and we may not be able to continue to list our common stock on the NASDAQ Capital Market.

We expect that the reverse stock split of our common stock will increase the market price of our common stock so that we are able to regain compliance with the minimum bid price requirement of the Listing Rules of The NASDAQ Stock Market. However, the effect of our reverse stock split upon the market price of our common stock cannot be predicted with certainty, and the results of reverse stock splits by companies in similar circumstances are varied. It is possible that the share price of our common stock immediately after the reverse stock split will not remain increased in proportion to the reduction in the number of shares of our common stock outstanding.

Even if the reverse stock split achieves the requisite increase in our stock price, we cannot assure you that we will be able to comply or continue to comply with the minimum bid price requirement.

There can be no assurance that the market price of our post-reverse split shares will increase sufficiently for us to be in compliance with the minimum bid price requirement, or that the price will remain at the level required for continuing compliance with that requirement. It is not uncommon for a company’s share price to decline in the period following the reverse split. If, following our reverse stock split, the market price of our common stock declines, the percentage decline may be greater than would occur in the absence of a reverse stock split. In any event, other factors unrelated to the number of shares of our common stock outstanding, such as our future operating results, will influence the market price of our stock. Negative financial or operational results or adverse market conditions could affect the market price of our common stock and jeopardize our ability to meet or maintain NASDAQ’s continued listing requirements. In addition to specific listing and maintenance standards, NASDAQ has broad discretionary authority over the initial and continued listing of securities, which it could exercise with respect to our common stock.

The reverse stock split may decrease the liquidity of our stock.

The liquidity of our common stock may be affected adversely by the reverse split given the reduced number of shares that are outstanding after the reverse split, especially if our stock price does not increase as a result of the reverse stock split. In addition, the reverse stock split may increase the number of shareholders who own odd lots (less than 100 shares) of our common stock, creating the potential for such shareholders to experience an increase in the cost of selling their shares and greater difficulty effecting sales.

After the reverse stock split, the resulting stock price may not attract new investors, including institutional investors, and may not satisfy the investing requirements of those investors. Consequently, the trading liquidity of our common stock may not improve.

Although we believe that a higher stock price may help generate greater or broader investor interest, there can be no assurance that the reverse stock split will result in a share price that will attract new investors, including institutional investors. In addition, there can be no assurance that the share price will satisfy the investing requirements of those investors. As a result, the trading liquidity of our common stock may not necessarily improve.

FORWARD-LOOKING STATEMENTS

Some of the statements contained in this prospectus are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and are subject to the safe harbor created by the Securities Litigation Reform Act of 1995. The words “believe,” “should,” “predict,” “future,” “may,” “might,” “will,” “would,” “estimate,” “continue,” “could,” “anticipate,” “intend,” “plan,” “expect,” “potential,” “continue,” or “opportunity,” or the negative thereof, or other words and terms of similar meaning, as they relate to us, our business, prospects, future financial or operating performance or our management, are intended to identify forward-looking statements. While forward-looking statements made by us are based on our current intent, belief, judgment, assumptions, estimates and projections and are believed by us to be reasonable, they are subject to risks and uncertainties, many of which are beyond our control. These risks and uncertainties could cause actual results, performance or achievements to vary materially from the forward-looking statements, including the following risks and uncertainties:

•	our ability to continue as a going concern and to raise additional capital, as necessary, on acceptable terms or at all;
•	having available funding for the continued development of AppyScore;
•	the success of the clinical trials to support clearance or approval for AppyScore;
•	changes in regulations and the adoption of new regulations;
•	delays in initiating, conducting or completing clinical trials and the satisfactory results of our clinical trials;
•	uncertainty related to our ability to obtain clearance or approval of our products by the FDA and regulatory bodies in other jurisdictions;
•	uncertainty relating to certain of our patents, future patent and other intellectual property infringement claims by third parties and our inability to protect our intellectual property;
•	market acceptance of our products and the estimated potential size of these markets;
•	pricing and reimbursement for approved or cleared products;
•	dependence on third parties for clinical development and manufacturing;
•	dependence on a limited number of key employees;
•	competition and risk of competitive new products and alternative technologies;
•	the effects of the reverse stock split;
•	volatility in the value of our common stock;
•	volatility in the financial markets generally; and
•	the other risks and uncertainties described under “Risk Factors” or elsewhere in this prospectus.

You should consider the risks above carefully in addition to other information contained in this prospectus before purchasing our common stock. If any of these risks occur, they could seriously harm our business, prospects, financial condition and results of operations. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update or revise any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors will emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Past financial or operating performance is not necessarily a reliable indicator of future performance and you should not use our historical performance to anticipate results or future period trends.

Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements.

USE OF PROCEEDS

We expect to receive approximately $10.8 million in net proceeds from the sale of the shares of common stock offered by us in this offering based on the offering price of $2.00 per share, or approximately $12.5 million if the underwriters exercise their over-allotment in full. “Net proceeds” is what we expect to receive after paying the expenses of this offering, including the underwriting discounts and commissions as described in “Underwriting” and other estimated offering expenses payable by us, which include legal, accounting and printing fees.

We intend to use the net proceeds from this offering for general corporate purposes, including conducting our clinical trial for AppyScore. We have not yet determined with certainty the manner in which we will allocate the net proceeds; however, we currently anticipate using:

•	approximately $2.8 million to complete activities required for regulatory Pre-IDE submission to the FDA and undertake a clinical trial for AppyScore;
•	approximately $5.0 million to operating and development expenses to be incurred during the upcoming quarters; and
•	approximately $3.0 million to general corporate purposes, intellectual property and working capital.

The amounts described above are only an estimate of the expenses we currently anticipate will be necessary to undertake the clinical trial. We may also invest working capital in acquiring or developing technologies or products that complement our business. Our management will have broad discretion in the application of the net proceeds, and investors will be relying on the judgment of our management regarding the application of the proceeds of this offering.

Until we use the net proceeds of this offering, we intend to invest the funds in short-term, investment grade, interest-bearing securities.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We currently intend to retain our future earnings, if any, for use in our business and therefore do not anticipate paying cash dividends in the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs.

CAPITALIZATION

The following table presents a summary of our cash, cash equivalents, short-term investments and capitalization as of March 31, 2012:

•	on an actual basis, which consists of the shares of common stock outstanding on March 31, 2012; and
•	on an as adjusted basis, to reflect our receipt of estimated net proceeds of approximately $10.8 million from the sale of shares of common stock in this offering at the public offering price of $2.00 per share, as adjusted to reflect the 1-for-6 reverse stock split and after deducting estimated underwriting discounts and commissions and offering expenses.

This table gives effect to the 1-for-6 reverse stock split.

You should read the following table in conjunction with “Use of Proceeds,” “Summary Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and the historical consolidated financial statements and the related notes thereto included in this prospectus.

	As of March 31, 2012
	(in thousands except share and per share amounts)
	Actual	As Adjusted
Cash, cash equivalents and short-term investments	$1,878,000	$12,652,000
Current liabilities	$1,654,000	$1,654,000
Long-term liabilities	$2,603,000	$2,603,000
Shareholders’ equity
Common stock ((i) Actual: 30,000,000 shares authorized, no par value; 1,605,554 shares issued and outstanding and (ii) As Adjusted: 30,000,000 shares authorized, no par value; 7,705,554 shares issued and outstanding)	$69,069,000	$79,843,000
Accumulated Deficit	$(66,959,000)	$(66,959,000)

The number of shares in the table above excludes as of March 31, 2012 (and giving effect to the 1-for-6 reverse stock split):

•	195,294 shares of common stock issuable upon the exercise of outstanding options at a weighted average exercise price of $56.61 per share;
•	46,005 shares of common stock available for future issuance under our stock option plans;
•	281,667 shares of common stock issuable upon exercise of our non-qualified options and warrants, 267,500 of which are exercisable for $7.32 per share and 14,167 of which are exercisable for $29.92 per share;
•	4,167 shares of restricted stock issued on April 2, 2012 to a consultant of the Company;
•	915,000 shares of common stock issuable upon exercise of the underwriters’ over-allotment option; and
•	305,000 shares of common stock underlying the warrants to be issued to the representative of the underwriters in connection with this offering.

DILUTION

Our net tangible book value as of March 31, 2012 was approximately $0.5 million, or approximately $0.34 per share of common stock, after giving effect to the 1-for-6 reverse stock split. Net tangible book value per share represents total assets minus capitalized patent costs, other intangibles and total liabilities, divided by the number of shares of common stock outstanding. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of common stock in this offering and the net tangible book value per share of our common stock immediately after the offering.

After giving effect to the sale of shares of common stock to be sold in this offering at an offering price of $2.00 per share, as adjusted to reflect the reverse stock split and after deduction of estimated underwriting discounts and commissions and offering expenses payable by us, our pro forma net tangible book value as of March 31, 2012 would have been approximately $11.3 million, or $1.47 per share. The adjustments made to determine pro forma net tangible book value per share are the following:

•	An increase in total assets to reflect the net proceeds of the offering as described under “Use of Proceeds”; and
•	The addition of the number of shares of common stock offered under this prospectus to the number of shares outstanding.

The following table illustrates the pro forma increase in net tangible book value attributable to existing shareholders of $1.13 per share, after giving effect to the 1-for-6 reverse stock split and the dilution (the difference between the offering price per share and net tangible book value per share) to new investors:

Offering price per share		$2.00
Net Tangible book value per share as of March 31, 2012	$0.34
Increase in net tangible book value per share attributable to this offering	$1.13
Pro forma net tangible book value per share as of March 31, 2012, after giving effect to this offering		$1.47
Dilution per share to new investors of this offering		$(0.53)

If the underwriters exercise in full their over-allotment option to purchase 915,000 shares of common stock offered in this offering at the public offering price of $2.00 per share, the as adjusted net tangible book value after this offering would be $1.51 per share, representing an increase in net tangible book value of $1.17 per share to existing shareholders and immediate dilution in net tangible book value of $0.49 per share to new investors purchasing our common stock in this offering at the public offering price.

The number of shares in the table above reflects the 1-for-6 reverse stock split but excludes as of March 31, 2012 (and giving effect to the 1-for-6 reverse stock split):

•	195,294 shares of common stock issuable upon the exercise of outstanding options at a weighted average exercise price of $56.61 per share;
•	46,005 shares of common stock available for future issuance under our stock option plans;
•	281,667 shares of common stock issuable upon exercise of our non-qualified options and warrants, 267,500 of which are exercisable for $7.32 per share and 14,167 of which are exercisable for $29.92 per share;
•	4,167 shares of restricted stock issued on April 2, 2012 to a consultant of the Company; and
•	305,000 shares of common stock underlying the warrants to be issued to the representative of the underwriters in connection with this offering.

MARKET PRICE INFORMATION

Our common stock is quoted on the NASDAQ Capital Market under the symbol “APPY”. The following table shows the high and low sale prices per share of our common stock as reported by the NASDAQ Stock Market during the periods presented. Prices per share of our common stock have been adjusted to reflect the 1-for-5 reverse split of our common stock that was effected on July 29, 2011. These prices do not reflect the 1-for-6 reverse stock split that was effected on June 20, 2012.

	Price Range
	High	Low
2010
First Quarter	$11.85	$9.55
Second Quarter	23.20	4.75
Third Quarter	5.60	2.45
Fourth Quarter	3.55	1.60
2011
First Quarter	$4.25	$2.80
Second Quarter	3.94	3.10
Third Quarter	3.75	2.40
Fourth Quarter	2.92	0.97
2012
First Quarter	$1.09	$0.58
Second Quarter (through June 19, 2012)	0.74	0.41

On June 19, 2012, the last sale price of our common stock, as reported by the NASDAQ Capital Market, was $0.52 per share. On June 15, 2012, there were approximately 950 holders of record and approximately 5,900 beneficial holders of our common stock.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The discussion and analysis below includes certain forward-looking statements that are subject to risks, uncertainties and other factors, as described in “Risk Factors” and elsewhere in this prospectus, that could cause our actual growth, results of operations, performance, financial position and business prospects and opportunities for this fiscal year and the periods that follow to differ materially from those expressed in, or implied by, those forward-looking statements. The following discussion should be read in conjunction with our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

Results of operations

The Company’s independent public accounting firm’s report on its financial statements as of December 31, 2011 includes a “going concern” explanatory paragraph that describes factors that raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s financial statements for the year ended December 31, 2011 have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.

The Company has experienced significant recurring losses from operations and negative cash flows from operations, and at December 31, 2011 had cash and liquid investments of $3,971,000, working capital of $2,249,000, total shareholders’ equity of $3,826,000 and an accumulated deficit of $65,021,000. To date, the Company has in a large part relied on equity financing to fund its operations. We expect to continue to incur losses from operations for the near-term and these losses could be significant as we incur product development, contract consulting and other product development related expenses. We believe that our current working capital position will not be sufficient to meet our estimated cash needs for the remainder of 2012. These factors raise substantial doubt about the Company’s ability to continue as a going concern. If the Company does not obtain additional capital or financing, then the Company would potentially be required to reduce the scope of its research and development and general and administrative expenses and may not be able to continue in business. The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that might result in the possible inability of the Company to continue as a going concern.

The Company is actively looking to obtain additional financing; however, there can be no assurance that the Company will be able to obtain sufficient additional financing on terms acceptable to the Company, if at all, or that they will not have significantly dilutive effect on the Company’s existing shareholders. We are closely monitoring our cash balances, cash needs and expense levels. The Company’s ability to continue as a going concern depends on the success of management’s plans to bridge cash shortfalls in 2012, which includes the following:

•	aggressively pursuing additional capital raising activities in 2012;
•	continuing to advance development of the Company’s products, particularly AppyScore;
•	continuing to advance the strategic process to monetize the Company’s animal health business and related intellectual property;
•	continuing to explore prospective partnering or licensing opportunities with complementary opportunities and technologies; and
•	continuing to monitor and implement cost control initiatives to conserve cash.

Revenues

Three Months Ended March 31, 2012 and 2011

Sales for the three months ended March 31, 2012 totaled $7,300, which is a $90,000 or 93% decrease from the same period in 2011. The decrease in sales is primarily attributable to the Company’s strategic decision to suspend antigen production in 2010 and focus available scientific resources on the appendicitis and single-chain animal product development.

In April 2008, the Company entered into a long term exclusive license and commercialization agreement with Novartis Animal Health to develop and launch the Company’s novel recombinant single-chain products for bovine species. The total payments received under this agreement were recorded as deferred revenue and was being recognized over future periods through 2020. In November 2011, the Company entered into a Termination Agreement with Novartis which terminated future revenue related to the license agreement. Accordingly, the Company did not recognize any revenue related to the license agreement in the three months ended March 31, 2012. During the three month period ended March 31, 2011, $18,000 of such license payments was recognized.

Cost of sales for the three months ended March 31, 2012 totaled $200 which is a $12,600 decrease as compared to the same period in 2011. As a percentage of sales, gross profit was 97% in the 2012 period as compared to gross profit of 87% in the same period in 2011. The improvement in the gross profit percentage resulted from the fact that no fixed production costs were incurred in the 2012 period.

Year 2011 compared to Year 2010

Sales of the Company’s antigen products for the year ended December 31, 2011 totaled $219,000, which is a $151,000 or 41% decrease from the 2010 period. This decrease in sales is primarily attributable to the Company’s strategic decision in 2010 to suspend antigen production and focus available scientific resources on the acute appendicitis project and single-chain animal product development. Two customers accounted for $93,000 of the total 2011 sales and individually represented 28% and 14% of such sales. Antigen sales in 2012 are expected to decline significantly from the 2011 totals.

In April 2008, the Company entered into a long-term exclusive license and commercialization agreement with Novartis to develop and launch the Company’s novel recombinant single-chain products for bovine species. The total payments received under this agreement were recorded as deferred revenue and was being recognized over future periods through 2020. In November 2011, the Company entered into a Termination Agreement with Novartis Animal Health which terminated future revenue related to the license agreement. The Company recognized $62,000 and $68,000 of such license payments in each of the years ended December 31, 2011 and 2010, respectively.

Cost of sales for the year ended December 31, 2011 totaled $16,000, which is a $342,000 or 95% decrease as compared to the 2010 period. As a percentage of sales, 2011 gross profit was 93% as compared to 3% in 2010. The improvement in the gross profit percentage resulted from $153,000 in inventory write downs recorded in 2010 compared to $1,000 in write downs in 2011, combined with no fixed production cost incurred in the 2011 period.

Year 2010 compared to Year 2009

Sales of the Company’s antigen products for the year ended December 31, 2010 totaled $370,000, which is a $79,000 or 27% increase from the 2009 period. Four customers accounted for $215,000 of the total 2010 sales and individually represented 10%, 11%, 18% and 19% of such sales. This increase in sales is primarily attributable to the timing of customer orders as they purchased on-hand stock of inventory. In late 2009, the Company made a strategic decision to suspend antigen production and focus available scientific resources on the acute appendicitis project and single-chain animal product development.

In April 2008, the Company entered into a long-term exclusive license and commercialization agreement with Novartis to develop and launch the Company’s novel recombinant single-chain products for bovine species. The total payments received under this agreement were recorded as deferred revenue and was being recognized over future periods through 2020, with $68,000 and $64,000 of such license fee recognized in each of years ended December 31, 2010 and 2009, respectively. In December 2009, the Company entered into a termination agreement for a prior distribution agreement covering a bovine diagnostic blood test. Upon execution of the original agreement, the Company received $200,000, which had been recorded as deferred revenue. Under the termination agreement a refund of 25% ($50,000) of the development payment previously received was paid and the remaining $150,000, which was no longer subject to any conditions, was recorded as license fee income in 2009.

Cost of sales for the year ended December 31, 2010 totaled $358,000, which is a $352,000 or 50% decrease as compared to the 2009 period. As a percentage of sales, 2010 gross profit was 3% as compared to a gross loss of 144% in 2009. The net decrease in cost of sales is the result of inventory write-downs in 2009 totaling $400,000 compared to write-downs in 2010 totaling $153,000 as well as the allocation of certain fixed overhead production costs to cost of sales in 2009, which were not allocated in the 2010 period as no production runs of antigen products were made in 2010.

Selling, General and Administrative Expenses

Three Months Ended March 31, 2012 and 2011

Selling, general and administrative expenses in the three months ended March 31, 2012 totaled $1,205,000, which is a $399,000 or 25% decrease as compared to the 2011 period. A reduction in personnel from 2011 to 2012 resulted in a decrease in compensation related costs of approximately $205,000. Total stock-based compensation and non-qualified option expenses were approximately $151,000 lower in the 2012 period, primarily due to fewer options being granted in 2012. During the three months ended March 31, 2012, the expenses associated with legal fees decreased $39,000 and expenses associated with public company activities were approximately $48,000 higher than in the same period in 2011.

Year 2011 compared to Year 2010

Selling, general and administrative expenses in the year ended December 31, 2011 totaled $5,575,000, which is a $1,842,000 or 25% decrease as compared to the 2010 period. Total stock-based compensation and non-qualified option expenses decreased $1,044,000 in 2011 primarily due to fewer options being granted combined with lower computed Black-Scholes values attributable to the options granted. Compensation expenses also decreased $359,000 in 2011 due to lower employee costs including a reduced amount accrued for incentive pay in the 2011 period compared to the 2010 period. Expenses associated with public company costs decreased $379,000 in 2011 and legal fees decreased $104,000 compared to 2010.

Year 2010 compared to Year 2009

Selling, general and administrative expenses in the year ended December 31, 2010 totaled $7,418,000, which is a $1,365,000 or 23% increase as compared to the 2009 period. Hiring of additional management personnel to advance the AppyScore product resulted in approximately $329,000 of additional expenses in the 2010 period. Approximately $611,000 in additional stock-based compensation expense was recorded in 2010 over 2009 amounts, which included $106,000 related to options granted to animal health advisory board members. Selling, general and administrative expenses also increased by $213,000 in insurance related costs primarily due to increased medical benefits costs and increases in the Company’s insurance limits and public company expense increased by $167,000 in 2010.

Research and Development

Three Months Ended March 31, 2012 and 2011

Research and development expenses in the three months ended March 31, 2012 totaled $677,000, which is a $595,000 or 47% decrease as compared to the same period in 2011. Appendicitis test development and research expenses decreased by approximately $443,000 in the period ended March 31, 2012 as compared to the same period in 2011, due primarily to reductions in investigational work. Expenses incurred for the single-chain animal product development decreased by approximately $223,000 in the first quarter of 2012 period as compared to the same period in 2011. Patent related expenses, including patent impairment expenses in the first quarter of 2012 increased by approximately $10,000 from the same quarter of 2011.

Year 2011 compared to Year 2010

Research and development expenses in the 2011 period totaled $5,666,000, which is a $446,000 or 7% decrease as compared to the 2010 period. The completion of the Enzyme Linked Immunosorbant Assay (ELISA) based appendicitis clinical trial in mid-2010 resulted in a $1,269,000 decrease which was offset by $1,030,000 in expenses in 2011 for the AppyScore pilot trial. Discovery efforts related to the identifying additional markers for the appendicitis test increased expenses by approximately $488,000 compared to the 2010 period and general appendicitis research decreased $131,000 in the 2011 period. Expenses incurred for the single-chain animal product development decreased by approximately $963,000 in the 2011 period due to lower expenses associated with the shared development costs under the Novartis agreement. Research and development expense increased by $250,000 for salaries primarily related to development activities on the appendicitis test and related discovery work. Amortization expenses associated with patents in 2011 increased by $162,000, over 2010 expenses primarily due to patent and trademark amortization and write-offs.

Year 2010 compared to Year 2009

Research and development expenses in the 2010 period totaled $6,112,000, which is a $3,179,000 or 34% decrease as compared to the 2009 period. Development efforts and advances on the acute appendicitis test, including product development advances, clinical trial and regulatory related activities comprised the primary expenses. Clinical trial and regulatory related expenses were approximately $1,130,000 lower in the year ended December 31, 2010 primarily due to the fact that in 2009 one AppyScore clinical trial was completed and a second clinical trial that commenced in the second half of 2009 was completed in early 2010. Development expenses incurred for advances on the cassette and reader program were approximately $1,448,000 lower in 2010 as compared to 2009, primarily due to substantial completion of development activities by the firms engaged in product development. Expenses incurred in connection with product and market related studies were approximately $340,000 lower in 2010 as compared to 2009. Hiring of additional scientific personnel for product development resulted in approximately $103,000 of additional expenses in the 2010 period. Direct development expenses on the single-chain animal health products increased by approximately $41,000 in the 2010 period. Amortization expenses during the 2010 period decreased by $384,000 as compared to 2009 amounts which included impairment charges for patents related to terminating an agreement with Merial Limited and management’s decision to not pursue patents specific to certain small market countries.

Other Income and Expense

Three Months Ended March 31, 2012 and 2011

Primarily as a result of the lower levels of cash and reduced investment returns for the three months ended March 31, 2012 as compared to the same period in 2011, interest income of approximately $2,000 was earned in the first quarter of 2012 as compared to $8,000 in the same period of 2011. Interest expense for the three months ended March 31, 2012 increased to $67,000, compared to $45,000 in the same period of 2011. The increase in interest expense is primarily due to imputed interest expense under the Novartis Animal Health Termination Agreement.

Year 2011 compared to Year 2010

In 2011 other income includes a gain of approximately $939,000 resulting from the Termination Agreement with Novartis. Under the Termination Agreement, the Company’s liabilities associated with the Novartis arrangements exceeded the net settlement payable to Novartis, resulting in a gain on the contract termination, net of related legal fees incurred of approximately $7,500.

Primarily as a result of lower average cash and investment balances in 2011 as compared to 2010, interest income of approximately $16,000 was earned in 2011 as compared to $62,000 in 2010. Interest expense for the year ended December 31, 2011 increased to $197,000, compared to $194,000 the 2010 year. The increase in interest expense is primarily due to the financing of certain insurance premiums.

Year 2010 compared to Year 2009

Primarily as a result of lower average cash and investment balances in 2010 as compared to 2009, interest income of approximately $62,000 was earned in 2010 as compared to $189,000 in 2009. Interest expense for the year ended December 31, 2010 decreased to $194,000, or $6,000 less as compared to the 2009 year. The decrease was primarily due to lower debt levels resulting from scheduled principal repayments.

Income Taxes

No income tax benefit was recorded on the loss for the three months ended March 31, 2012, as management of the Company was unable to determine that it was more likely than not that such benefit would be realized. At March 31, 2012, the Company had a net operating loss carry forwards for income tax purposes of approximately $63 million, expiring through 2031.

Liquidity and capital resources

At March 31, 2012, we had working capital of $437,000, which included cash, cash equivalents and short term investments of $1,878,000. We reported a net loss of $1,938,000 during the three months ended March 31, 2012, which included $376,000 in non-cash expenses relating to stock-based compensation of $222,000 and $154,000 for depreciation, amortization and impairment charges.

Currently, our primary focus is to continue the development activities on our acute appendicitis diagnostic test, including advancement of such test with the FDA, and to advance the strategic process to monetize our animal health business and related intellectual property.

We expect to continue to incur losses from operations for the near-term and these losses could be significant as we incur product development, contract consulting and other product development related expenses. We believe that our current working capital position will not be sufficient to meet our estimated cash needs for the remainder of 2012. These factors raise substantial doubt about the Company’s ability to continue as a going concern. If the Company does not obtain additional capital, then the Company would potentially be required to reduce the scope of its research and development and general and administrative expenses and may not be able to continue in business. The Company is actively looking to obtain additional financing; however, there can be no assurance that the Company will be able to obtain sufficient additional financing. We are closely monitoring our cash balances, cash needs and expense levels. The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that might result in the possible inability of the Company to continue as a going concern.

Capital expenditures, primarily for production, laboratory and facility improvement costs for the fiscal year ending December 31, 2012 are anticipated to total less than $100,000. We anticipate these capital expenditures to be financed through working capital.

We anticipate that expenditures for research and development for the fiscal year ending December 31, 2012 will decrease compared to the amounts expended in 2011. Development and testing costs in support of the current AppyScore product as well as costs to file patents and revise and update previous filings on our technologies will continue to be substantial. As we continue towards commercialization of these products, including evaluation of alternatives for possible product management and distribution alternatives and implications of product manufacturing and associated carrying costs such evaluation and related decisions will impact our future capital needs. Certain costs such as manufacturing and license/royalty agreements have different financial, logistical and operational implications depending upon the ultimate strategic commercialization path determined.

We expect that our primary development expenditures will be to continue to advance product development and testing of the cassette and instrument version of AppyScore. During the years ended December 31, 2011, 2010, and 2009, we expended approximately $3,388,000, $3,371,000 and $6,290,000, respectively, in direct costs for AppyScore development and related efforts. Steps to achieve commercialization of the acute appendicitis product will be an ongoing and evolving process with subsequent generations and expected improvements being made in the test. Should we be unable to achieve FDA clearance of the AppyScore appendicitis test and generate revenues from the product, we would need to rely on other product opportunities to generate revenues and costs that we have incurred for the acute appendicitis patent may be deemed impaired.

The Exclusive License Agreement (WU License Agreement) between AspenBio and WU was entered into effective May 1, 2004, and grants AspenBio exclusive license and right to sublicense WU’s technology (as defined under the WU License Agreement) for veterinary products worldwide, except where such products are prohibited under U.S. laws for export. The term of the WU License Agreement continues until the expiration of the last of WU’s patents (as defined in the WU License Agreement) to expire. AspenBio has agreed to pay minimum annual royalties of $20,000 annually during the term of the WU License Agreement and such amounts are creditable against future royalties. Royalties payable to WU under the WU License Agreement for covered product sales by AspenBio carry a mid-single digit royalty rate and for sublicense fees received by AspenBio carry a low double-digit royalty rate. The WU License Agreement contains customary terms for confidentiality, prosecution and infringement provisions for licensed patents, publication rights, indemnification and insurance coverage. The WU License Agreement is cancelable by AspenBio with ninety days advance notice at any time and by WU with sixty days advance notice if AspenBio materially breaches the WU License Agreement and fails to cure such breach.

Our animal health technology, licensed from Washington University in St. Louis (WU) in 2004 and further developed at AspenBio, has been used to develop reproduction drugs, initially applied in the bovine species, to be followed by other livestock species of economic importance. The bovine drugs were sub-licensed in 2008 to Novartis Animal Health (“NAH” or “Novartis”) under a long-term world-wide development and marketing agreement. Between 2008 and 2011, substantial investment and progress in product, regulatory and clinical activities were made on the bovine drug products. A pilot study was completed during late 2010 using the bovine LH drug and subsequently NAH informed us that preliminary pilot study results revealed that the pilot study did not demonstrate the outcomes as defined in the success criteria, and NAH had requested a refund of the contingent $900,000 milestone payment that was tied to the pilot study outcome and notified us that they wished to terminate the agreement. On November 15, 2011, AspenBio and Novartis executed a Termination and Settlement Agreement (“Novartis Termination Agreement”) that provided for the termination of the existing agreements between the Company and NAH. Under the terms of the Novartis Termination Agreement, the Company will pay to NAH the refundable $900,000 milestone payment and a negotiated amount totaling $475,000 of the Company’s portion of net shared development expenses. The settlement amount is payable in quarterly installments commencing upon execution of the Novartis Termination Agreement and for the following six fiscal quarters. Upon execution of the Novartis Termination Agreement, the Company gained access to and use of all development and research materials and protocols developed under the prior NAH agreements. All of NAH’s rights under the prior agreements will be terminated in full once the Company pays the settlement amount in full.

We have entered and expect to continue to enter into additional agreements with contract manufacturers for the development/manufacture of certain of our products for which we are seeking FDA approval. The goal of this development process is to establish current good manufacturing practices (cGMP) required for those products for which we are seeking FDA approval. These development and manufacturing agreements generally contain transfer fees and possible penalty and/or royalty provisions should we transfer our products to another contract manufacturer. We expect to continue to evaluate, negotiate and execute additional and expanded development and manufacturing agreements, some of which may be significant commitments during 2012. We may also consider acquisitions of development technologies or products, should opportunities arise that we believe fit our business strategy and would be appropriate from a capital standpoint.

The Company periodically enters into, in general, short-term consulting and development agreements primarily for product development, testing services and in connection with clinical trials conducted as part of the Company’s FDA clearance process. Such commitments at any point in time may be significant but the agreements typically contain cancellation provisions.

We have a permanent mortgage facility on our land and building that commenced in July 2003. The mortgage is held by a commercial bank and includes a portion guaranteed by the U.S. Small Business Administration (SBA). The loan is collateralized by the real property and is also personally guaranteed by a former officer of the Company. The interest rate on the bank portion is one percentage over the Wall Street Journal Prime Rate (minimum 7%), with 7% being the approximate effective rate, and the SBA portion bears interest at the rate of 5.86%. The commercial bank portion of the loan requires total monthly payments of approximately $14,200, which includes approximately $9,200 per month in contractual interest, through June 2013, when the then remaining principal balance is due which is estimated to be approximately $1,607,000 at that time. The SBA portion of the loan requires total monthly payments of approximately $9,200 through July 2023, which includes approximately $4,200 per month in contractual interest and fees.

In April 2008, the Board authorized a stock repurchase plan to purchase shares of our common stock up to a maximum of $5.0 million. Purchases may be made in routine, open market transactions, when management determines to effect purchases and any purchased shares of common stock are thereupon retired. Management may elect to purchase less than $5.0 million. The repurchase program allows us to repurchase our shares in accordance with the requirements of the Securities and Exchange Commission (SEC) on the open market, in block trades and in privately negotiated transactions, depending upon market conditions and other factors. A total of approximately 46,400 common shares were purchased and retired in 2008 at a total cost of approximately $992,000. No repurchases have been made since 2008.

With the recent changes in market conditions, combined with our conservative investment policy and lower average investable balances due to cash consumption, we expect that our investment earnings in 2012 will be lower than in 2011. The Board has approved an investment policy covering the investment parameters to be followed with the primary goals being the safety of principal amounts and maintaining liquidity of the fund. The policy provides for minimum investment rating requirements as well as limitations on investment duration and concentrations. Commencing in the fourth quarter of 2008, based upon market conditions, the investment guidelines were tightened to raise the minimum acceptable investment ratings required for investments and shorten the maximum investment term. Current investment guidelines require investments to be made in investments with minimum ratings purchasing commercial paper with an A1/P1 rating, longer-term bonds with an A- rating or better, a maximum maturity of nine months and a concentration guideline of 10%, with no security or issuer representing more than 10% of the portfolio upon purchase. As of December 31, 2011, 64% of the investment portfolio was in cash equivalents which are included with cash and the remaining funds were invested in short-term marketable securities with none individually representing more than 16% of the portfolio and none maturing past June 2012. To date, we have not experienced a cumulative market loss from the investments that has exceeded $5,000.

Due to recent market events that have adversely affected all industries and the economy as a whole, management has placed increased emphasis on monitoring the risks associated with the current environment, particularly the investment parameters of the short term investments, the recoverability of current assets, the fair value of assets, and the Company’s liquidity. At this point in time, there has not been a material impact on the Company’s assets and liquidity. Management will continue to monitor the risks associated with the current environment and their impact on the Company’s results.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Operating Activities

Net cash consumed by operating activities was $1,735,000 during the three months ended March 31, 2012. Cash was consumed by the loss of $1,938,000, less non-cash expenses of $222,000 for stock-based compensation and $154,000 for depreciation, amortization and impairment charges. For the three months ended March 31, 2012, decreases in accounts receivable and prepaid and other current assets of $137,000 provided cash, primarily related to routine changes in operating activities. A net decrease of $310,000 in accounts payable and accrued expenses consumed cash from operating activities, primarily related to the payment of liabilities associated with the completion of the AppyScore pilot trial in late 2011.

Net cash consumed by operating activities was $8,333,000 during the year ended December 31, 2011. Cash was consumed by the loss of $10,214,000, less net non-cash expenses of $1,093,000, including stock-based compensation totaling $1,336,000, $491,000 for depreciation and amortization, impairment and related charges totaling $275,000 and a $939,000 non-cash gain related to the Novartis Termination Agreement. For the year ended December 31, 2011, a $38,000 decrease in accounts receivable associated with lower antigen sales generated cash. A decrease in prepaid and other current assets of $427,000 provided cash, primarily related to routine changes in operating activities. Cash increased from an increase of $292,000 in accounts payable, net of the non-cash adjustment of $837,000 decreasing the accounts payable balance associated with the Novartis Termination Agreement settlement. Accrued expenses that decreased $31,000 in the year ended December 31, 2011 also generated cash, primarily due to a combination of an increase in accrued expenses related to AppyScore pilot trial expenses and a decrease of $180,000 in accrued compensation, due to a decrease in amounts accrued for incentive pay for the 2011 period.

Net cash consumed by operating activities was $10,707,000 during the year ended December 31, 2010. Cash was consumed by the loss of $13,338,000, less non-cash expenses totaling $2,895,000 relating to stock-based compensation totaling $2,364,000 and depreciation and amortization totaling $492,000 and other items net, which totaled $39,000. In late 2009, we substantially suspended the production of antigen products as a result of our strategic decision to focus available scientific resources on acute appendicitis and single-chain animal product development. As a result of this decision, we recorded a write down of approximately $153,000 in antigen inventories in 2010. Due to the suspension of antigen sales, the net investment in accounts receivable and inventories decreased by $297,000 in 2010 generating cash including the inventory write down of approximately $153,000. A decrease in prepaid and other current assets of $81,000 provided cash, primarily related to routine changes in operating activities. Cash used by operations included a $642,000 reduction in accounts payable and accrued expenses in 2010, primarily due to the decrease in expenses related to the recent completion of the Company’s AppyScore clinical trial.

Net cash consumed by operating activities was $11,364,000 during the year ended December 31, 2009. Cash was consumed by the loss of $15,518,000, less net non-cash expenses totaling $2,462,000, for stock-based compensation of $1,715,000, impairment and related charges of $573,000 and depreciation and amortization expenses of $388,000, net of amortized license fee revenues of $214,000. Included in the 2009 impairment charges is $565,000 in patent impairment costs related to terminating an agreement with Merial Limited and to not pursuing patents specific to certain countries that were determined to be not economically beneficial. A decrease in accounts receivable of $15,000 provided cash resulting from lower base antigen sales levels. Inventory levels decreased by a net $233,000, arising from net sales activities and the write down of antigen based inventory to lower of cost or market. In late 2009, we substantially suspended the production of antigen products as a result of its strategic decision to focus available scientific resources on acute appendicitis and single-chain animal product development. As a result of this decision, we recorded an approximately $400,000 write down in antigen inventories. Cash consumed in operations was reduced by the net increase of $830,000 in accounts payable and accrued expenses, primarily due to the increase in year-end accrued expenses.

Investing Activities

Net cash inflows from investing activities generated $418,000 during the three months ended March 31, 2012. Sales of marketable securities totaled approximately $441,000. A $23,000 use of cash was attributable to additional costs incurred from patent filings.

Net cash inflows from investing activities generated $1,611,000 during the year ended December 31, 2011. Marketable securities investments purchased totaled approximately $1.0 million and marketable securities sold totaled approximately $3.0 million. Cash totaling $228,000 was used for additions to patents and additions to equipment totaling $90,000.

Net cash outflows from investing activities consumed $2,923,000 during the year ended December 31, 2010. Marketable securities investments acquired totaled approximately $7.6 million and sales of marketable securities totaled approximately $5.2 million. Cash was used for additions to intangibles of $310,000 for costs incurred from patent filings and equipment additions totaling $192,000.

Net cash inflows from investing activities generated $4,533,000 during the year ended December 31, 2009. Marketable securities investments acquired totaled approximately $2.3 million and sales of marketable securities totaled approximately $7.4 million. Cash totaling $596,000 was used in additions to intangibles of $352,000 for costs incurred from patent filings and equipment additions totaling $244,000 for additions and expansion of lab equipment and facilities.

Financing Activities

Net cash outflows from financing activities consumed $335,000 during the three month period ended March 31, 2012 for repayments under existing debt agreements.

Net cash inflows from financing activities generated $782,000 during the year ended December 31, 2011. The Company received net proceeds of $1,456,000 from the sale of common stock in a December 2011 registered direct offering and repaid $674,000 in scheduled payments under its debt agreements.

Net cash inflows from financing activities generated $9,171,000 during the year ended December 31, 2010. The Company received net proceeds of $9,117,000 from the sale of common stock and $291,000 in proceeds from the exercise of stock options. The Company repaid $236,000 in scheduled payments under its debt agreements.

Net cash inflows from financing activities generated $8,378,000 during the year ended December 31, 2009. The Company received net proceeds of $8,260,000 from an offering of common stock and $469,000 in proceeds from the exercise of stock warrants and options. The Company repaid $351,000 in scheduled payments under its debt agreements.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements. The most significant accounting estimates inherent in the preparation of our financial statements include estimates associated with revenue recognition, impairment analysis of intangibles and stock-based compensation.

The Company’s financial position, results of operations and cash flows are impacted by the accounting policies the Company has adopted. In order to get a full understanding of the Company’s financial statements, one must have a clear understanding of the accounting policies employed. A summary of the Company’s critical accounting policies follows:

Investments:  The Company invests excess cash from time to time in highly liquid debt and equity securities of highly-rated entities, which are classified as trading securities. Such amounts are recorded at market and are classified as current, as the Company does not intend to hold the investments beyond twelve months. Such excess funds are invested under the Company’s investment policy but an unexpected decline or loss could have an adverse and material effect on the carrying value, recoverability or investment returns of such investments. Our Board has approved an investment policy covering the investment parameters to be followed with the primary goals being the safety of principal amounts and maintaining liquidity of the fund. The policy provides for minimum investment rating requirements as well as limitations on investment duration and concentrations.

Intangible Assets:  Intangible assets primarily represent legal costs and filings associated with obtaining patents on the Company’s new discoveries. The Company amortizes these costs over the shorter of the legal life of the patent or its estimated economic life using the straight-line method. The Company tests intangible assets with finite lives upon significant changes in the Company’s business environment. The testing resulted in approximately $275,000, $107,000 and $565,000 of impairment charges during the years ended December 31, 2011, 2010 and 2009, respectively.

Long-Lived Assets:  The Company records property and equipment at cost. Depreciation of the assets is recorded on the straight-line basis over the estimated useful lives of the assets. Dispositions of property and equipment are recorded in the period of disposition and any resulting gains or losses are charged to income or expense when the disposal occurs. The Company reviews for impairment whenever there is an indication of impairment. The required annual testing resulted in no impairment charges being recorded to date.

Revenue Recognition:  The Company’s revenues are recognized when products are shipped or delivered to unaffiliated customers. The Securities and Exchange Commission’s Staff Accounting Bulletin (SAB) No. 104, provides guidance on the application of generally accepted accounting principles to select revenue recognition issues. The Company has concluded that its revenue recognition policy is appropriate and in accordance with SAB No. 104. Revenue is recognized under development and distribution agreements only after the following criteria are met: (i) there exists adequate evidence of the transactions; (ii) delivery of goods has occurred or services have been rendered; and (iii) the price is not contingent on future activity and (iv) collectability is reasonably assured.

Stock-based Compensation:  ASC 718 (formerly — SFAS No. 123(R)), Share-Based Payment, defines the fair-value-based method of accounting for stock-based employee compensation plans and transactions used by the Company to account for its issuances of equity instruments to record compensation cost for stock-based employee compensation plans at fair value, as well as to acquire goods or services from non-employees. Transactions in which the Company issues stock-based compensation to employees, directors and consultants and for goods or services received from non-employees are accounted for based on the fair value of the equity instruments issued. The Company utilizes pricing models in determining the fair values of options and warrants issued as stock-based compensation. These pricing models utilize the market price of the Company’s common stock and the exercise price of the option or warrant, as well as time value and volatility factors underlying the positions.

Recently issued and adopted accounting pronouncements:

The Company has evaluated all recently issued accounting pronouncements and believes such pronouncements upon their adoption will not have a material effect on the Company’s financial statements.

BUSINESS

Overview

AspenBio Pharma, Inc. (the “Company” or “AspenBio” also “we”, “us” or “our”) is advancing products that address unmet human diagnostic and animal health therapeutic needs. AspenBio was formed in August 2000 as a Colorado corporation to produce purified proteins for diagnostic applications. We have leveraged our science and technology to develop a number of product candidates.

The Company’s primary focus is on advancing AppyScoreTM, its human diagnostic test to aid in the risk management of acute appendicitis in pediatric and adolescent populations, toward commercialization. AppyScore is a proprietary blood-based diagnostic test that, if successfully cleared for marketing in the United States by the U.S. Food and Drug Administration (FDA), and CE marked for the European Union, we believe will provide emergency department physicians a valuable and objective tool to aid in the risk management of patients suspected of having acute appendicitis. We expect AppyScore to be useful in the diagnostic evaluation of patients based on the test’s high sensitivity and negative predictive value, which could provide physicians with additional information to help manage patients who are at low risk of having acute appendicitis without using expensive imaging and potentially exposing the patient to unnecessary radiation. We intend to pursue clinical testing to support FDA clearance under FDA’s de-Novo 510(K) process for AppyScore for use in the risk management of children adolescents and young adults (ages 2 – 20) presenting in the emergency departments of hospitals with abdominal pain suggestive of an acute appendicitis.

Our animal health product development efforts are directed toward the creation of reproduction drugs for the enhancement of animal fertility. The initial focus is for use in the cattle industry, to be followed by other livestock species of economic importance. The cattle therapeutics were sub-licensed in 2008 to Novartis Animal Health (NAH or Novartis) under a long-term world-wide development and marketing agreement. Following the failure of pilot study testing to meet defined success criteria, in November 2011, AspenBio and Novartis entered into a termination agreement and, subject to agreed upon conditions, including specified payments being made by AspenBio, product rights and technology returns to AspenBio. As a result of our decision to focus on the human AppyScore test development activities, we are currently advancing in a strategic process to monetize our animal health business and related intellectual property, with the goal of entering into a transaction or license agreement with a third party, which will most likely be a company currently in the animal health industry, who would take over product development and commercialization.

Product Overview

Our business strategy is to focus on products and technologies which we believe have attractive worldwide markets and significant product margin potential. Our acute appendicitis test, AppyScore, is our primary focus. We also pursue technologies under “in-licensing” agreements with third parties such as universities, researchers or individuals; we add value by advancing the stage of research and development on the technologies through proof of concept, and then we will either “out-license” to “big pharma” and/or diagnostic companies or continue with in-house development towards regulatory approval, product introduction and launch. Presently the products in our existing pipeline are under the regulatory jurisdiction of the FDA for the United States.

Human Diagnostics

AppyScore is a blood-based test designed to aid in the evaluation of patients presenting signs and symptoms of acute appendicitis to help physicians with the difficult task of diagnosing acute appendicitis in children, adolescents and young adults (ages 2 – 20) entering the emergency room with symptoms of the disease. The current version of AppyScore is a multi-marker blood test panel of biomarkers consisting of the Company’s patented MRP 8/14 (also known as S100A8/A9 or calprotectin) and C-reactive protein (CRP), along with White Blood Cell count (WBC). The scoring results of these individual components will be analyzed using the company’s proprietary algorithm software embedded in the AppyScore cassette reader, to provide an AppyScore result to the clinician. We expect AppyScore will help physicians manage those patients who are suspected of having acute appendicitis but can be determined to be at sufficiently low risk to avoid imaging procedures which are costly and potentially harmful to patients. The use of AppyScore in emergency departments could also positively impact resource utilization and improve patient management. The primary focus of our recent efforts is directed towards clinical testing to obtain sufficient data for regulatory clearance for AppyScore for the patient population consisting of children, adolescents and young adults (ages 2 – 20). We are focusing on this intended use because acute appendicitis is primarily a disease that impacts children, adolescents and young adults, and the young ages of these patients heightens the risk from exposure to radiation.

Appendicitis Overview and Market

Appendicitis is a rapidly progressing condition which typically causes increasing lower abdominal pain over a period of 12 to 48 hours from onset of symptoms to perforation. This progressive pain period is variable, however, and can be sustained for 48 hours or more. Acute appendicitis most frequently occurs in patients aged 10 to 30, but can affect all ages. It is estimated that approximately 5 to 7% of the world’s population will get appendicitis in their lifetime with the peak age range for the disease being the early teens. To date, there appears to be no individual sign, symptom, test, or procedure capable of providing either a conclusive rule in or rule out diagnosis of acute appendicitis. In the United States alone, according to National Hospital Ambulatory Medical Care Survey (NHAMCS) data obtained from the Centers for Disease Control and Prevention (CDC) Public-use Data Files (1973 – 2009) in 2009, there were approximately 9.6 million total patients who entered emergency departments complaining of abdominal pain. Out of this total, 6.6 million had complete blood count (CBC) work-ups performed, 3.2 million underwent computed tomography (CT) imaging studies and 1.2 million underwent ultrasound procedures and approximately 300,000 of these total patients were diagnosed as having acute appendicitis and underwent appendectomies. Included in these totals were 2.1 million patients (approximately 21%) comprised of children, adolescents and young adults aged two through twenty years old. Out of this sub-population, approximately 1.1 million had CBC work-ups performed, 417,000 underwent CT imaging and 259,000 underwent ultrasound procedures. Approximately 135,000 of this group of patients were diagnosed as having acute appendicitis and underwent appendectomies.

Failure to accurately diagnose and treat acute appendicitis before perforation can lead to serious complications and, in some cases, death. The current diagnostic and treatment paradigm for acute appendicitis includes many factors, such as a review of the patient’s clinical presentation including signs and symptoms, health history, blood chemistry, temperature and white blood count. In the United States, patients who are considered to be at risk for acute appendicitis are frequently sent for CT or ultrasound imaging for further diagnosis and then surgery if indicated. Currently the total estimated cost of an abdominal or pelvic CT scan plus associated fees can range from several hundred dollars to a few thousand dollars per procedure, resulting in a total estimated expenditure of over $1.0 billion annually in the United States on CT scans to diagnose acute appendicitis. A scan can take more than four hours to complete (including typical processing time) and exposes the patient to high levels of ionizing radiation. Published data indicate that in the United States approximately 12% and 7%, of, adult patients and pediatric patients, respectively, of appendectomies remove a normal appendix due primarily to incorrect diagnosis prior to surgery.

Although the use of CT scans appears to be the most widely used diagnostic tool in the United States, its results are subject to interpretation and can be inconclusive in addition to subjecting patients to large doses of radiation. Using a CT scan to rule out acute appendicitis can be particularly difficult in children and young adults because many patients in these age groups have low body fat resulting in poor tissue differentiation or contrast on the CT scan.

Over the past decade there has been increasing concern identified regarding the radiation exposure caused by radiologic tests. In 2010, the FDA released a report titled “Initiative to Reduce Unnecessary Radiation Exposure from Medical Imaging.” We believe that reports such as this FDA Report could have positive implications for a test like AppyScore which, if cleared could be used to help physicians determine which patients are at low risk for the disease and potentially avoid CT scanning.

In addition to health risks, hospital charges for unnecessary (negative) appendectomies are estimated to cost approximately $740 million annually in the United States alone (Flum et al., Arch Surg. 2002;137:799-804). Appendicitis is one of the leading causes of medical malpractice claims in the United States due to many factors, including high diagnostic error rates, negative appendectomies, and increased cost and complications in cases where the appendix perforates.

Results from our development efforts, clinical and pilot trials performed to date indicate that the greatest potential benefit of the AppyScore test would be in aiding the physician in the evaluation of those patients at low risk for having acute appendicitis. We believe that AppyScore has the potential to enhance the effectiveness and speed of patient evaluation and improve the standard of care for low risk patients. We anticipate that if we achieve successful testing and AppyScore is cleared by the FDA, it could be incorporated with other blood-testing when a patient’s blood sample is taken on initial assessment of the patient entering the emergency department or urgent care setting when the physician suspects appendicitis, but considers the patient at low risk for the disease. The AppyScore test will comprise a multi-marker blood test panel of biomarkers consisting of the company’s patented MRP 8/14 and CRP, along with incorporating the hospital collected WBC input into the reader which will then provide a result. The AppyScore result is intended to help the physician determine if a patient is at a low risk for acute appendicitis. We anticipate the potential primary market for the AppyScore test will be the emergency medicine diagnostic market. If successfully developed, tested and cleared by the FDA, we expect our test will be the only commercially available blood-based test specifically designed to aid in the evaluation of acute appendicitis for low risk children and young adult patients. We believe there is a significant worldwide market opportunity for this product.

Clinical and Product Development — Appendicitis

We began product development of AppyScore in 2003 with the objective of developing a blood-based, human diagnostic test to aid in the evaluation of patients suspicious for acute appendicitis. In December 2008, we completed a clinical trial (approximately 800 patients) using the ELISA-based AppyScore test using MRP 8/14 as a single biomarker test, for use as an aid in the evaluation of acute appendicitis. The results of this study, based upon an MRP 8/14 AppyScore cut off value of 15, showed sensitivity of 89%, negative predictive value of 89% and specificity of 38%. Based on these results, in June 2009 we submitted a 510(k) premarket notification application to the FDA to seek clearance of the AppyScore ELISA-based test used in this trial. In August 2009 the FDA responded to our submission with a request for additional information. As a result of a number of factors, primarily the need to revise the test’s cut-off value, the Company withdrew its 510(k) submission in mid-2010.

In March 2010, we completed enrollment for an additional clinical trial (859 patients) of our AppyScore ELISA-based test, based upon MRP 8/14 as a single biomarker test. The patients enrolled in this clinical trial were seen in the emergency departments of more than a dozen well-known hospitals across the United States. The statistical analysis report for this 2010 trial, based upon an MRP 8/14 cut-off value of 14, showed higher sensitivity (96%) and negative predictive value (92%), but lower specificity (16%) than seen in the 2008 ELISA-based study. The study report also revealed a wider range in prevalence of acute appendicitis between sites than had been anticipated. The overall prevalence of acute appendicitis was similar to that seen in the previous clinical trial, however, inter-site variability was notably larger, with a wider range of patients enrolled with acute appendicitis observed between sites. We believe that the large inter-site variability in the prevalence reported is an indication of the clinical challenge of diagnosing acute appendicitis and the judgment of individual ED physicians in evaluating acute abdominal pain.

In late 2011, we completed enrollment and, in early 2012, completed the analysis of the data for a pilot trial (approximately 500 patients) of our AppyScore test, involving pediatric and adolescent patients aged 2 through 20 with symptoms suspicious for acute appendicitis who were enrolled from 11 hospital sites across the country. The pilot study evaluated the use of multiple biomarkers of the AppyScore test configuration and demonstrated appreciably better results than the single-marker test evaluated in previous studies. Based upon data obtained from samples at AspenBio, we ran MRP 8/14 values using both our cassette-based reader system as well as the ELISA-based test. We also measured values for a number of other biomarkers using internal assays. As part of the patient enrollment and sample collection we also obtained numerous subjective and objective data points for each subject. This included the patient’s WBC count as processed by the hospital. Our extensive analysis of the data, focusing on the use and interaction of combinations of multiple biomarkers, analyzed using a proprietary algorithm for the AppyScore test configuration, demonstrated appreciably better results than the single-marker test evaluated in previous studies. The results of this pilot study based on the multi-marker panel, showed negative predictive value of 97% sensitivity of 96%, and specificity of 43%. Prevalence of the disease in the pilot study was 29%.

Based on these results, we are advancing the AppyScore product configuration in a new device that uses the MRP 8/14 and CRP biomarkers, along with WBC and a proprietary algorithm. MRP 8/14 and CRP testing will be performed on AspenBio’s cassette-based system, with WBC performed by the hospital’s hematology system or potentially, a standalone system. Each of the individual biomarker’s and the white blood cell count results will be combined and analyzed using the Company’s proprietary algorithm software embedded in the AppyScore cassette reader system. An additional patent application has been filed based on the results of our work involving a number of markers including those mentioned above. Completion of the product development required for the test panel will primarily involve incorporating the CRP test into the current cassette based reader system. The AspenBio development team has completed the initial work required to add CRP to the assay test cassette. Based on a preliminary assessment of the ongoing activities, completion of the development work is expected late in the second quarter of 2012.

The expected indication for use for our AppyScore product is to aid in the identification of patients at low risk for acute appendicitis. A negative AppyScore result can be used by physicians, as an adjunct to signs and symptoms, to allow for more conservative treatment planning.

Major AppyScore clinical and product development milestones to be accomplished are:

•	Finish the conversion and validation of AppyScore to a multi-marker or “multivariate” blood-based test on the AppyScore reader cassette system — this is currently near completion;
•	Submit a pre-IDE information package, including the pivotal clinical trial protocol, risk analysis and statistical analysis plan to the FDA;
•	Verify the regulatory path for AppyScore, which we believe to be de-Novo 510K, as well as achieve agreement on the statistical analysis plan and protocol for the clinical trial;
•	Commence the pivotal clinical trial, planned for mid-2012; and
•	Complete the pivotal clinical trial patient enrollment — planned for late 2012 into early 2013, analyze data, and submit pivotal clinical trial results to FDA.

Assuming a successful clinical testing outcome of the planned clinical pivotal trial this, data would serve as the basis for a 510(k) submission to the FDA on a path which we expect to include De Novo product classification.

AppyScore Intellectual Property

Beginning in 2004, we initiated the establishment of an intellectual property portfolio for the acute appendicitis testing technology and products that have been used in the development of AppyScore. We have filed for and are pursuing extensive patent coverage related to several aspects of the initial discovery and various test applications. Further enhancement and expansion of our proprietary patent position is ongoing with respect to the scope of protection for our first generation and future generation versions of the test. Scientific and technical progress remains the basis for these efforts. In March 2009, the U.S. Patent and Trademark Office issued AspenBio’s patent directed to methods relating to its appendicitis diagnostic technology. This patent, No. 7,501,256, is entitled ‘Methods and Devices for Diagnosis of Appendicitis.’ Additional U.S. patents, 7,659,087 and 7,670,769, have recently issued on February 9, 2010 and March 2, 2010, respectively. One foreign patent has also been allowed, Japanese patent, 4,447,641 was allowed on January 29, 2010. At this time, additional foreign patent applications have been allowed or are pending.

In late 2011, an additional provisional patent application was filed for the appendicitis testing technology and products. This patent filing focuses on the newly developed multiple-marker technology, providing patent coverage for using the MRP 8/14 levels in a given sample in conjunction with CRP levels and WBC among a number of other markers in order to provide an increasingly robust test to aid in the management of low risk patients suspicious for appendicitis. Additionally, this patent filing claims a method for ruling out appendicitis based on multiple markers, a device or system for assessing a subject based on a plurality of markers, and a kit or device to determine the value of a biomarker in a given sample. Currently, this filing is a provisional patent and not yet filed or granted in any specific countries.

Animal Healthcare

Our animal health technology, licensed from Washington University in St. Louis (WU) in 2004 and further developed at AspenBio, is the basis of our product development efforts focused on reproduction drugs, initially for cattle, to be followed by other livestock species of economic importance. The cattle products were sub-licensed in 2008 to Novartis Animal Health (NAH or Novartis) under a long-term world-wide development and marketing agreement. Between 2008 and 2011, substantial investment and progress in product, regulatory and clinical activities were made on the bovine drug products, including advances in cGMP manufacturing processes with a contract manufacturer and safety studies required under FDA regulations. A pilot study was completed during late 2010 using the cattle LH drug and subsequently NAH informed us that preliminary pilot study results revealed that the pilot study did not demonstrate the outcomes as defined in the success criteria. NAH requested a refund of the contingent $900,000 milestone payment that was tied to the pilot study outcome and notified us that they wished to terminate the agreements. On November 15, 2011, AspenBio and Novartis executed a Termination and Settlement Agreement (“Agreement”) that provided for the termination of the existing agreements between the Company and NAH. Under the terms of the Agreement, the Company will pay to NAH the refundable $900,000 milestone payment and a negotiated amount totaling $475,000 of the Company’s portion of net shared development expenses. The settlement amount is payable in quarterly installments commencing upon execution of the Agreement and for the following six fiscal quarters. Upon execution of the Agreement, the Company gained access to and use of all development and research materials and protocols developed under the prior NAH agreements. All of NAH’s rights under the prior agreements will be terminated in full once the Company pays the settlement amount in full.

The Exclusive License Agreement (WU License Agreement) between AspenBio and WU was entered into effective May 1, 2004, and grants AspenBio exclusive license and rights to sublicense WU’s technology (as defined under the WU License Agreement) for veterinary products worldwide, except where such products are prohibited under U.S. laws for export. The term of the WU License Agreement continues until the expiration of the last of WU’s patents (as defined in the WU License Agreement) to expire. AspenBio has agreed to pay minimum annual royalties of $20,000 annually during the term of the WU License Agreement and such amounts are creditable against future royalties. Royalties payable to WU under the WU License Agreement for covered product sales by AspenBio carry a mid-single-digit royalty rate and for sublicense fees received by AspenBio carry a low double-digit royalty rate. The WU License Agreement contains customary terms for confidentiality, prosecution and infringement provisions for licensed patents, publication rights, indemnification and insurance coverage. The WU License Agreement is cancelable by AspenBio with ninety days advance notice at any time and by WU with sixty days advance notice if AspenBio materially breaches the WU License Agreement and fails to cure such breach.

Our animal health products consist of four veterinary therapeutic drug products which are anticipated to be an important new addition to veterinary medicine with two drugs each in large livestock markets, cattle and equine. We have also advanced in the preliminary development of potential recombinant products for use in commercial pig operations. Cattle products, BoviPure-LHTM and BoviPure-FSHTM are the most advanced products in the pipeline, having advanced in cGMP manufacturing processes with a contract manufacturer and safety studies required under FDA regulations, and we believe represent the largest market opportunity.

We are currently advancing in a strategic process to monetize our animal health business and related intellectual property. The goal of this process is to enter into a transaction or license agreement with a third party who would most likely be a company currently in the industry, who would take over product development, testing, approval and launch.

Assuming we are successful in completing a transaction or a licensing agreement for the animal health business, future product development and any potential product revenues would be expected to be undertaken by a new partner or other third-party. The discussion below represents a summary of the products and markets that would be the subject of such third party rights, assuming a third-party agreement is in fact entered into and finalized and the products are thereafter advanced to commercialization.

Recombinant LH and FSH Analog Drugs for Animal Reproduction Technology

Cattle Reproduction Products

We believe that the cattle market, primarily dairy operations, represents the largest market opportunity of our current animal products in development.

The success of a modern dairy cow operation is dependent upon a number of critical factors. Several of these factors are outside the control of the dairy producer, such as milk prices, costs for feed, nutrients, and medicines. Other factors, however, are within the dairyman’s control such as size of the operation (number of head milked), labor costs, and access to high quality bulk feed. The amount of revenue derived from milk sales is a function of the quantity of milk produced and the level of milk fat contained in the milk. These factors correspond directly to the amount of time that a cow is pregnant. The more days during a year that a cow is not pregnant (frequently referred to as “open”), the lower the annual milk production from that cow, accordingly the lower the revenue received.

The worldwide population of dairy cows is estimated to exceed 125 million, of which approximately 35 million cows are located in North America, South America and Europe. According to industry estimates approximately 70% of cows in the North American and European dairy industry are artificially inseminated (AI). The average number of days per year that a cow remains open has steadily increased over a number of years. This has had a negative impact on the average milk revenue produced per head. A significant percentage of dairy cows, when artificially inseminated, do not become pregnant. There is a growing percentage, estimated currently at over 70% of artificially inseminated cows that do not become pregnant or they abort or absorb prior to delivery. Lower pregnancy rates are associated with higher milk production costs.

Dairy cows that fail to conceive or maintain a viable pregnancy after AI result in significant financial and production losses to the dairy. BoviPure-LH utilizes our exclusively licensed developmental drug technology which, if successfully developed and approved, we believe may offer performance advantages over conventional hormone products currently available in the worldwide market. If successfully developed and approved, we believe this drug may create a totally new pregnancy maintenance market to enhance dairy economics for artificially inseminated dairy cows.

BoviPure-LH

BoviPure-LH is a novel LH analog for cows. This new hormone analog is designed to induce ovulation and produce an effect that has been shown to reduce the rate of pregnancy loss in cows. Currently, it is estimated that more than 70% of dairy cows fail to conceive and/or maintain a viable pregnancy resulting in significant financial and production losses to dairy farmers.

It is estimated that there are between 16 and 20 million artificial insemination attempts annually in dairy cows in the United States alone. We believe the U.S. fertility control market for BoviPure-LH could be substantial. While pivotal studies are required to definitively demonstrate its specific properties and advantages, we believe BoviPure-LH would be an applicable and beneficial product, if approved by the FDA and administered to dairy cows as part of an artificial insemination program as a therapeutic treatment to improve the quality of ovulation and help maintain pregnancy. It is anticipated that if this product receives regulatory approval it would be prescribed and administered by licensed veterinarians; we expect the ultimate customers will be producer clients operating commercial dairy herds using breeding programs.

We anticipate the benefits and value of the BoviPure-LH product, if able to be successfully tested, approved and launched into the dairy industry, are summarized as follows:

•	pregnancy rates may increase and potentially reduce the additional cost and manipulation to the animal of repeated reproduction treatments;
•	potentially reduce average days a cow is “open,” thereby improving overall milk production, milk quality and calf production;
•	anticipated cost per application may be cost-justified to the dairy operator;
•	the product is expected to be easy to administer; and
•	technology is patented with additional patents pending.

BoviPure-FSH

BoviPure-FSH is a novel FSH analog for cows. It is designed for superovulation for embryo transfer in dairy and beef cows throughout the world. We expect the initial usage will be greatest in the beef industry but is expected to expand in the dairy industry with the anticipated increased use of predetermined sex semen for artificial insemination. This product is in development and is expected to provide significant benefits including superior single-dose product efficacy, unmatched purity, consistent bioactivity and significant labor savings for end users, versus conventional “animal-derived” pituitary extract FSH products currently on the market. These benefits are important to users of FSH products currently on the market. Conventional FSH products, all of which are directly harvested from animal organs, have inherent problems with product safety, purity and consistency. In addition, these conventional FSH products require considerable human and facility resources with an average of eight treatments given every 12 hours for four consecutive days for every animal being treated versus our single treatment product.

Equine Reproduction Products

The equine (horse) breeding industry currently lacks effective methods that can effectively impact and control follicular development. Extracts containing pituitary-derived LH and FSH have been shown to be somewhat effective; however, there is currently no commercially available product. The use of artificial lights to simulate longer days is also regularly used to attempt to advance the breeding season.

We have advanced preliminary development and testing of equine products EquiPure-LHTM (LH analog for horses) and EquiPure-FSHTM (FSH analog for horses) to the stage of testing non-GMP manufactured drug product in horses. These specialized products are designed to create more effective breeding programs for horses. The ability to influence the timing of when mares are ready to breed, including potentially accelerating the seasonal ovulation, improving the success rate of bred mares and in some cases, increasing the number of embryos produced and harvested for transfer, are all valuable in equine reproduction worldwide. We have collaborated with researchers at several universities over several years to study these products and produce a number of publications regarding the basic science of these analogs. As part of our equine product development considerations, we are exploring options for securing funding for such product development as a separate funding opportunity.

EquiPure-FSH

EquiPure-FSH is a novel FSH analog for horses. It is designed to assist mares through transition and for super-ovulation (for embryo transfer) in horses throughout the world. Based upon a Kentucky state legislative report, the U.S. thoroughbred horse industry spends over $1.5 billion annually for breeding for new foals.

The most significant breeding issue in mares is the timing conflict existing between horse breeders’ goals versus the animal’s normal breeding cycle during the year. The natural breeding season in horses in the Northern Hemisphere is from April to October. There are several beneficial reasons to try to influence the normal pattern of reproduction. In racing and some performance horses the age of the horse in the Northern Hemisphere, is always measured as of January 1st in the year of birth, therefore it is important that foals are born as early as possible in the year so that they have more time to develop their mature body weight (and strength) by the time they compete as two and three year olds. The demands of competition and sales, breeders and investor owners desire early breeding in the calendar year. This objective requires effective breeding programs. Current programs include extending the mare’s daily photoperiod by artificial lighting in an attempt to advance reproductive activity. This process requires approximately 1 – 2 months and is costly (labor, feed, electricity) and requires additional infrastructure on the farm. There are currently no effective therapeutic drugs available to address this problem. EquiPure-FSH is designed to, and in preliminary studies, has been shown to provide an effective solution to current alternative methods to influence the natural breeding season.

Thoroughbred horses would comprise an important worldwide segment of the EquiPure-FSH market, if the product receives regulatory approval. According to 2009 Jockey Club statistics, there were an estimated 45,000 mares bred in the United States and 180,000 worldwide. Additionally the embryo transfer (ET) market is significant. The 2009 International Embryo Transfer Society worldwide data lists approximately 60,000 donor and recipient mares combined used in ET activities. Argentina and Brazil dominate the

ET industry with an estimated total of two-thirds of the worldwide transfers occurring in those countries. A significant portion of that activity relates to the polo horse industry.

EquiPure-LH

EquiPure-LH is a novel LH analog for horses. It is designed to induce ovulation in estrous mares thereby providing better overall breeding management and convenience to breeders. It is expected that this product will be prescribed and administered by licensed veterinarians when and if it is cleared for use by the FDA. Ultimate customers would be horse owners and breeding farm operations. EquiPure-LH is in the early stage of product development and testing.

Human Diagnostic Antigens

Historically we supplied purified proteins for diagnostic applications to large medical diagnostic companies and research institutions. We manufactured and sold approximately 20 – 30 purified protein products primarily for use as controls by diagnostic test kit manufacturers and research facilities, to determine whether diagnostic test kits are functioning properly. As a result of the development activities and priorities, we are focused on the blood-based human diagnostic test, and in the first quarter of 2011, we substantially terminated operations of the antigen business. In 2011, we had approximately $219,000 in revenue from these products and expect such revenues to decline significantly in 2012 and thereafter.

Raw Materials

Our human antigens products were purified from human tissue or fluids. In 2010, due to the fact that the Company is focusing its efforts primarily on the development of other products, primarily its AppyScore test, purchases of these raw materials were suspended.

Intellectual Property

Further enhancement and expansion of our proprietary patent position is ongoing with respect to the scope of protection for the Company’s first generation and future generation versions of tests. Strong scientific and technical progress remains the basis for these innovative efforts.

Human Diagnostics

AspenBio Pharma, Inc. began building its intellectual property portfolio for the appendicitis testing technology and products in 2004. We have filed for and are pursuing worldwide patent coverage related to several aspects of the initial discovery and various test applications. This initial patent family, entitled “Methods and Devices for Diagnosis of Appendicitis”, has a number of granted patents, as well as several others still in prosecution worldwide. Further enhancement and expansion of our proprietary patent position is ongoing with respect to the scope of protection for our first generation and future generation versions of the test. Recently, key scientific advancements have led to the filing of a second patent family, entitled “Compositions and Methods for Assessing Appendicitis”, which focuses on a multi-marker approach to aid in the diagnosis of appendicitis.

In November 2011 an additional patent family filing was added to AspenBio’s intellectual property portfolio for the appendicitis testing technology and products. This patent filing focuses on the newly developed multiple-marker technology, providing patent coverage for using the level of MRP 8/14 in a given sample in conjunction with CRP levels and WBC in order to provide an increasingly robust test to aid in the diagnosis of appendicitis. Additionally, this patent filing claims a method for ruling out appendicitis based on multiple markers, a device or system for assessing a subject based on a plurality of markers, and a kit or device to determine the value of a biomarker in a given sample. Currently, this second patent family filing is a provisional patent application and has not yet been filed or granted in any specific countries.

In May 2003, AspenBio entered into an Assignment and Consultation Agreement (the Bealer Agreement) with Dr. John Bealer related to the appendicitis diagnosis technology. The Bealer Agreement transferred to AspenBio ownership rights from Dr. Bealer for inventions and related improvements to technology associated with human appendicitis diagnostics involving protein antigens. The consideration for the Bealer Agreement was the payment of a future royalty to Dr. Bealer based upon a low double digit rate applied to revenues, all as defined under the Bealer Agreement. The Bealer Agreement contains confidentiality provisions, provides for the assignment of all patent rights to AspenBio (which has occurred) and restrictions on the assignability of the agreement. The Bealer Agreement continues for the longer of twenty years or the expiration of the last AspenBio patent to expire. AspenBio may terminate the Bealer Agreement if AspenBio in its reasonable judgment decides it has no interest in pursuing the opportunity as defined under the agreement.

Animal Health

The AspenBio animal health patent portfolio originated under the exclusive license agreement with Washington University (St. Louis, MO), under which we obtained intellectual property rights to their patent estate. This extensive portfolio consists of both patents and pending patent applications (approximately 25 patents and numerous patent applications) related to our animal health products under development. The term of the WU License Agreement ends upon the expiration of the last patent to expire. Patents in the estate begin to expire in 2014, with the last of the current patents set to expire after 2028. WU has filed, and continues to file, patent applications to expand and extend the patent coverage of the WU technology. AspenBio reimburses WU for the costs of such patent filings, namely prosecution and maintenance fees. Additional patents in the AspenBio Pharma animal health portfolio have been filed by AspenBio since the execution of the agreement with WU. In addition to the WU patents rights, there are additional patents and patent applications filed by AspenBio.

A patent filing for the recombinant luteinizing hormone technology was submitted in 2004, entitled “Methods and Kits for Maintaining Pregnancy, Treating Follicular Cysts, and Synchronizing Ovulation Using Luteinizing Hormone.” This patent family claims methods of administering rLH, the timing of administration, and dosage given in order to increase formation of accessory corpora lutea and maintain pregnancies in treated animals. The patent family includes filings in the following countries (patent number included where applicable): Australia (Pat No. 2004218365), Brazil, Canada and the United States. Three foreign patents have been granted for ‘Methods and Kits for Maintaining Pregnancy, Treating Follicular Cysts, and Synchronizing Ovulation Using Luteinizing Hormone’, New Zealand patent 542549 was granted March 12, 2009 (expiring March 2024), Australia 2004218365 was granted May 27, 2010 (expiring March 2024) and European patent 1610803 was granted December 15, 2010 (expiring March 2024). The patent granted by the European Patent Office and has been validated in the following countries: Belgium, France, Germany, Ireland, Italy, The Netherlands, Spain, Switzerland, and the United Kingdom.

A patent filing for the equine follicle stimulating hormone technology was filed in 2008, entitled “Activity of Recombinant Equine Follicle Stimulating Hormone.” This patent family provides coverage for the single chain eFSH itself, methods of administering reFSH, the timing of administration, and dosage given in order to increase reproductive activity in treated animals. To date, no patents have been issued in this patent family. The application has been filed and is active in the following countries: Brazil, Canada, China, The European Patent Office, and the United States.

Two separate patent applications relating to cattle pregnancy have been filed by AspenBio. A patent filing for the Bovine Pregnancy test technology was filed in 2007, entitled “Bovine Pregnancy Test.” This patent family provides coverage for an assay device designed to detect pregnancy, the specific specifications of the device, for the antibodies used in the assay, as well as the type of sample used and the species for which the test is effective in detecting pregnancy. The parent application was granted in the United States in 2008 (Pat No. 7,393,696), with the divisional application granted in 2010 (Pat No. 7,687,281). Additionally, a patent filing for pregnancy detection was filed in 2003, entitled “Pregnancy Detection.” This patent family provides coverage for an immunoassay test device, the specific specifications of the device, and for the antibodies used in the assay as well as the type of sample used. The patent has been issued in the following counties: Australia (Pat No. 2003243199), New Zealand (Pat No. 536229 & 572488) and the United States (Pat No. 7,842,513).

General Operations

Backlog and Inventory — Historically, our antigen business has not been seasonal in nature. As a result of our activities being focused on AppyScore product development, we do not expend large amounts of capital to maintain inventory. We believe we have developed and identified reliable sources of raw material and components as we progress towards commercialization of the AppyScore test.

Payment terms — Historically, in connection with our human antigen business we did not provide extended payment terms, other than to support certain new product introductions, and then with terms of no more than 60 days.

Revenues — Historically, the majority of our revenues have come from U.S. customers of our human antigen business with no long-term supply agreements and orders processed on a purchase-order basis. For the three months ended March 31, 2012, four customers represented the total sales for the period. Two customers accounted for $93,000 of the total 2011 sales and individually represented 28% and 14% of such sales. During the years ended December 31, 2011, 2010 and 2009, one European-based company, accounted for a total of 3%, 4% and 3%, respectively, of our net sales. Our U.S. based revenues for the three months ended March 31, 2012 was $7,000 and for the years ended December 31, 2011, 2010 and 2009 were $213,000, $355,000 and $282,000, respectively.

Research and Development

Research and development expenses in the three months ended March 31, 2012 totaled $677,000. We expended $5,666,000 on total research and development in fiscal 2011, $6,112,000 in fiscal 2010 and $9,292,000 in fiscal 2009. We anticipate that total expenditures for research and development for the fiscal year ending December 31, 2012 will generally decrease as compared to the amounts expended in 2011, due primarily to the completion of a majority of the AppyScore discovery efforts in 2011, combined with lower expected product development activities in 2012, offset by additional anticipated clinical trial costs in the second half of 2012. Research and development activities for the animal health business are expected to be minimal in 2012.

Development and testing costs in support of the current products, as well as costs to file patents and revise and update previous filings on our technologies, will continue to be substantial. Our principal development product consists of the acute appendicitis test, AppyScore. As we continue towards commercialization of these products including evaluation of strategic alternatives to effectively maximize the value of our technology, we will need to consider a number of alternatives, including possible capital raising or other transactions and partnering opportunities, working capital requirements including possible product management and distribution alternatives and implications of product manufacturing and associated carrying costs. Certain costs such as manufacturing and license/royalty agreements have different implications depending upon the ultimate strategic path determined.

In April 2008, we entered into a long term exclusive license and commercialization agreement with Novartis Animal Health, Inc., to develop and launch our novel recombinant single-chain bovine products, BoviPure LH and BoviPure FSH. The license agreement was a collaborative arrangement that provided for a sharing of product development activities, development and registration costs and worldwide product sales for the bovine species. We received an upfront cash payment of $2,000,000 under the Novartis License Agreement, of which 50% was non-refundable upon signing the agreement, and the balance subject to certain conditions. In 2010, the conditions associated with $100,000 of such milestones were satisfied. Novartis had the right to request a refund of the $900,000 remaining milestone payment and/or terminate the agreement if the pilot study (as defined in the agreement) was not successful. NAH informed us that preliminary pilot study results revealed that the pilot study did not demonstrate the outcomes as defined in the success criteria, and NAH requested a refund of the contingent $900,000 milestone payment that was tied to the pilot study outcome and notified us that they wished to terminate the agreement. On November 15, 2011, AspenBio and Novartis executed a Termination and Settlement Agreement that provided for the termination of the existing agreements between the Company and NAH. During the three months ended March 31, 2012 we expended approximately $4,000 and during the years ended December 31, 2011, 2010 and 2009, we expended approximately $148,000, $1,154,000 and $1,109,000, respectively, in direct costs for the BoviPure LH and BoviPure FSH product development and related efforts.

We have entered, and expect to continue to enter, into additional agreements with contract manufacturers for the development/manufacture of certain of our products for which we are seeking or plan to seek FDA clearance. The ultimate goal of this development process is to establish current good manufacturing practices (cGMP) manufacturing methods required for those products for which we are seeking FDA clearance. We enter into discussions from time to time with various potential manufacturers who meet full cGMP requirements, and are capable of large-scale manufacturing batches of our medical devices, and who can economically manufacture them to produce our products at an acceptable cost. These development and manufacturing agreements generally contain transfer fees and possible penalty and/or royalty provisions should we transfer our products to another contract manufacturer. We expect to continue to evaluate, negotiate and execute additional development and manufacturing agreements, some of which may be significant commitments during 2012. We may also consider acquisitions of development technologies or products, should opportunities arise that we believe fit our business strategy and would be appropriate from a capital standpoint.

Compliance

FDA

The FDA has regulatory authority over virtually all of our products in development.

AppyScore Acute Appendicitis Blood Tests — The FDA’s Center for Devices and Radiological Health (CDRH) is responsible for regulating firms who manufacture, repackage, re-label and or import medical devices sold in the United States. Medical devices are classified based on risk into Class I, II and III. Lacking a predicate device, currently our acute appendicitis test in development is anticipated to be classified as a Class III medical device, which will require reclassification under the de-Novo 510(k) pathway. We continue to anticipate being able to obtain FDA 510(k) clearance of our acute appendicitis blood test following successful completion of required clinical trials and other activities. Generally FDA product clearance is granted after specific clinical trials, GMP validations and quality control requirements have been achieved to the agency’s satisfaction. There is no assurance that we may obtain FDA clearance to market our acute appendicitis test.

Any product clearances or approvals that are granted remain subject to continual FDA review, and newly discovered or developed safety or efficacy data may result in withdrawal of products from the market. Moreover, if and when such approval is obtained, the manufacture and marketing of such products remain subject to extensive regulatory requirements administered by the FDA and other regulatory bodies, including compliance with current GMP, adverse event and medical device reporting requirements and the FDA’s general prohibitions against promoting products for unapproved or “off-label” uses. Manufacturers are subject to ongoing inspection and market surveillance by the FDA for compliance with these regulatory requirements. Failure to comply with the requirements can, among other things, result in warning or untitled letters, product seizures, recalls, fines, injunctions, suspensions or withdrawals of regulatory approvals, operating restrictions and criminal prosecutions. Any such enforcement action could have a material adverse effect on our business. Unanticipated changes in existing regulatory requirements or the adoption of new requirements could also have a material adverse effect on our business.

BoviPure LH and BoviPure FSH Drugs — FDA-INADA file numbers previously obtained by Novartis for BoviPure LH (LH analog for cows) and BoviPure FSH (FSH analog for cows) have been transferred to AspenBio. INADA’s officially allow for the conduct of studies to develop data for review under the approval process by the FDA’s Center for Veterinary Medicine (CVM).

EquiPure LH and FSH Drugs — we are reviewing our position and plans regarding INADA filings for these two drugs and CVM approval.

Environmental Protection

We are subject to various environmental laws pertaining to the disposal of hazardous medical waste. We contract for disposal of our hazardous waste with a licensed disposal facility. We do not expect to incur liabilities related to a failure of compliance with environmental laws; however, we cannot make a definitive prediction. The costs we incur in disposal of hazardous waste have not been significant.

Other Laws

We are also subject to other federal, state and local laws, pertaining to matters such as privacy, informed consent, safe working conditions and fire hazard control.

Glossary of Terms

Human Diagnostic Terms:

Algorithm — a set of rules that precisely defines a sequence of operations, in the case of AppyScore using a mathematical computation in a software program

Biomarker tests — tests that identify and quantify biologic markers associated with disease or medical condition

Complete Blood Count (CBC) — a blood test used to evaluate overall health and detect a wide range of disorders, including anemia, infection and leukemia

CRP — an abbreviation for C-reactive protein. CRP is a protein produced in the liver and found in the blood, the levels of which rise in response to inflammation

De Novo Classification — a mechanism defined by the FDA Modernization Act (Section 513(f)) for classifying new medical devices for which there is no predicate device, providing the product with a risk-based Class II classification allowing clearance under as a 510(k)

ELISA (Enzyme Linked Immunosorbant Assay) — immunological method used to test a sample for a protein marker

Genomics — the study of the genomes of organisms

GMP\cGMP — Good Manufacturing Practice\Current Good Manufacturing Practice

Immunoassay-based — test that uses antibody-antigen interaction as method of measure

Multi-marker test — a diagnostic or other test that uses multiple protein biomarkers as part of a diagnostic test panel

Proteomics — the study of an organisms complete compliment of proteins

Recombinant — Novel DNA made by genetic engineering

WBC — an abbreviation for white blood cell count. The white blood cells are analyzed from a blood sample collected as part of a standard protocol for patients suspected of having infections who have entered the Emergency Department of a hospital

Animal Health Terms:

Artificially inseminated (AI) — the process in which a female has been bred via use of semen which does not involve the physical live mounting/breeding using a bull

Compounded Deslorelin reagents — synthetic gonadotropin releasing hormone drug

Embryo transfer — transfer of an embryo from one female to another

Follicle stimulating hormone (FSH) — hormone that induces ovarian follicular development

GnRH-derived products — synthetic gonadotropin releasing hormone compounds

Gonadorelin — synthetic gonadotropin releasing hormone compound

Gonadotropins — See LH and FSH

Heterodimeric complex — natural form of gonadotropin comprising a complex of an alpha and beta subunit which can easily become dissociated

Histopathologic — pertaining cell and histological structure in diseased tissue

INADA — an investigational new animal drug application filed with the FDA

Luteinizing hormone (LH) — hormone that induces ovulation

Prostaglandin — hormone that causes regression of the corpus luteum

Single-chain analogs — see single-chain gonadotropin

Single-chain gonadotropin — recombinant forms of gonadotropins composed of the alpha and beta subunits fused in a single polypeptide

Single-polypeptide-chain-variants — see single-chain gonadotropin

Super ovulation — using hormone treatment to stimulate a female to produce more than one ova at one time

Legal Proceedings

On September 1, 2010, the Company received a complaint, captioned Mark Chipman v. AspenBio Pharma, Inc., Case No. 2:10-cv-06537-GW-JC. The complaint was filed in the U.S. District Court in the Central District of California by an individual investor. The complaint includes allegations of fraud, negligent misrepresentation, violations of Section 10(b) of the Exchange Act and SEC Rule 10b-5, and violations of Sections 25400 and 25500 of the California Corporations Code, all related to the Company’s blood-based acute appendicitis test in development known as AppyScore. On the Company’s motion, the action was transferred to the U.S. District Court for the District of Colorado by order dated January 21, 2011. The action has been assigned a District of Colorado Civil Case No. 11-cv-00163-REB-KMT. On September 7, 2011, the plaintiff filed an amended complaint. Based on a review of the amended complaint, the Company believes that the plaintiff’s allegations are without merit, and intends to vigorously defend against these claims. On October 7, 2011, the Company filed a motion to dismiss the amended complaint, and the plaintiff’s response and the Company’s reply thereto were subsequently filed. Currently, the motion is pending, awaiting a decision by the court.

On October 1, 2010, the Company received a complaint, captioned John Wolfe, individually and on behalf of all others similarly situated v. AspenBio Pharma, Inc. et al., Case No. CV10 7365. This federal securities purported class action was filed in the U.S. District Court in the Central District of California on behalf of all persons, other than the defendants, who purchased common stock of the Company during the period between February 22, 2007 and July 19, 2010, inclusive. The complaint names as defendants certain officers and directors of the Company during such period. The complaint includes allegations of violations of Section 10(b) of the Exchange Act and SEC Rule 10b-5 against all defendants, and of Section 20(a) of the Exchange Act against the individual defendants, all related to the Company’s blood-based acute appendicitis test in development known as AppyScore. On the Company’s motion, this action was also transferred to the U.S. District Court for the District of Colorado by order dated January 21, 2011. The action has been assigned a District of Colorado Civil Case No. 11-cv-00165-REB-KMT. On July 11, 2011, the court appointed a lead plaintiff and approved lead counsel. On August 23, 2011, the lead plaintiff filed an amended putative class action complaint, alleging the same class period. Based on a review of the amended complaint, the Company and the individual defendants believe that the plaintiffs’ allegations are without merit and intend to vigorously defend against these claims. On October 7, 2011, the Company filed a motion to dismiss the amended complaint, and the plaintiff’s response and the Company’s reply thereto were subsequently filed. Currently, the motion is pending, awaiting a decision by the court.

On January 4, 2011, a plaintiff filed a complaint in the U.S. District Court for the District of Colorado captioned Frank Trpisovsky v. Pusey, et al., Civil Action No. 11-cv-00023-PAB-BNB, that purports to be a shareholder derivative action on behalf of the Company against thirteen individual current or former officers and directors. The complaint also names the Company as a nominal defendant. The plaintiff asserts violations of Section 14(a) of the Exchange Act, SEC Rule 14a-9, breach of fiduciary duty, waste of corporate assets, and unjust enrichment. On motion of the Company and the individual defendants, the U.S. District Court has stayed this derivative action by order dated March 15, 2011, and this action continues to be stayed. The Company believes that the plaintiff lacks standing to proceed with this action and intends to challenge the plaintiff’s standing if and when the stay is lifted.

In the ordinary course of business and in the general industry in which the Company is engaged, it is not atypical to periodically receive a third party communication which may be in the form of a notice, threat, or ‘cease and desist’ letter concerning certain activities. For example, this can occur in the context of the Company’s pursuit of intellectual property rights. This can also occur in the context of operations such as the using, making, having made, selling, and offering to sell products and services, and in other contexts. The Company intends to make a rational assessment of each situation on a case-by-case basis as such may arise. The Company periodically evaluates its options for trademark positions and considers a full spectrum of alternatives for trademark protection and product branding.

We are not a party to any other legal proceedings, the adverse outcome of which would, in our management’s opinion, have a material adverse effect on our business, financial condition and results of operations.

Employees

We currently employ twenty-three full-time employees and five part-time employees. We believe our relationships with our employees are good. We also regularly use part-time student interns and additional temporary and contract personnel depending upon our research and development needs at any given time.

Properties

We maintain our administrative office, laboratory and production operations in a 40,000 square foot building in Castle Rock, Colorado, which was constructed for us in 2003. We presently do not plan any renovation, improvements, or development of this property. We may utilize a portion of the currently un-used space, which amounts to approximately 14,000 square feet for expansion at some point in the future. The Company believes that its facilities are adequate for its near-term needs.

We own the property subject to a mortgage with an outstanding balance of approximately $2,545,000 at December 31, 2011, payable in monthly installments of approximately $23,500 and bearing interest at an approximate average rate of 7%. In the opinion of management, the Company maintains adequate insurance coverage on the property.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
ON ACCOUNTING AND FINANCIAL DISCLOSURE

There have been no disagreements between the Company and its independent accountants on any matter of accounting principles or practices, or financial statement disclosure.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

General

We have limited exposure to market risks from instruments that may impact the Balance Sheets, Statements of Operations, and Statements of Cash Flows. Such exposure is due primarily to changing interest rates.

Interest Rates

The primary objective for our investment activities is to preserve principal while maximizing yields without significantly increasing risk. This is accomplished by investing excess cash in highly liquid debt and equity investments of highly rated entities which are classified as trading securities. As of December 31, 2011, approximately 64% of the investment portfolio was in cash equivalents with very short term maturities and therefore not subject to any significant interest rate fluctuations. We have no investments denominated in foreign currencies and therefore our investments are not subject to foreign currency exchange risk.

MANAGEMENT

Executive officers of the Company are elected by the Board of Directors, and serve for a term of one year and until their successors have been elected and qualified or until their earlier resignation or removal by the Board of Directors. There are no family relationships among any of the directors and executive officers of the Company. None of the executive officers or directors has been involved in any legal proceedings of the type requiring disclosure by the Company during the past five years. Further, there is no arrangement or understanding between any director and the Company pursuant to which he or she was selected as a director. Mr. Lundy, Mr. Pusey, Mr. McGonegal and Mr. Hurd have employment agreements in place with the Company with respect to their executive officer positions with the Company.

The following table sets forth names and ages of all executive officers and directors of the Company and their respective positions with the Company as of the date of this prospectus:

Name	Age	Position
Stephen T. Lundy	50	Chief Executive Officer and President and a Director
Gail S. Schoettler	68	Non-Executive Chair of the Board
Daryl J. Faulkner	63	Director
Douglas I. Hepler Ph.D.	65	Director
John H. Landon	71	Director
Michael R. Merson	67	Director
Gregory S. Pusey	59	Vice President and a Director
Mark J. Ratain, M.D.	57	Director
David E. Welch	65	Director
Jeffrey G. McGonegal	61	Chief Financial Officer and Secretary
Donald R. Hurd	60	Senior Vice President and Chief Commercial Officer

Board of Directors

Stephen T. Lundy was appointed to the positions of Chief Executive Officer and President on March 24, 2010. Effective on the same date, he was appointed to the Company’s Board of Directors. Mr. Lundy has more than 20 years of experience in drug and diagnostic product development and commercialization. He most recently was Chief Executive Officer of MicroPhage from 2008 to 2010. Mr. Lundy was Senior VP of sales and marketing for Vermillion from 2007 to 2008. Mr. Lundy joined Vermillion from GeneOhm (2003 – 2007), a division of Becton, Dickinson and Company Diagnostics, where he served as Vice President of Sales and Marketing. At GeneOhm, Mr. Lundy successfully led the commercial launch of several novel molecular diagnostic assays including the first molecular test for Methicillin resistant Staphylococcus aureus. From 2002 to 2003, Mr. Lundy served as Vice President of Marketing for Esoterix, Inc., which was acquired by Laboratory Corporation of America, and he led the commercial integration and re-branding of the numerous reference labs acquired by Esoterix. Prior to Esoterix, he served as Marketing Director for Molecular Diagnostics and Critical Care Testing at Bayer Diagnostics Corporation. Mr. Lundy graduated from the United States Air Force Academy with a Bachelor of Science and was an officer with the United States Air Force from 1983 to 1988. Mr. Lundy’s qualifications for serving on the Board of Directors include over 20 years of experience in drug and diagnostic development companies, including experience leading the commercial launch of diagnostic products and participation in merger and acquisition transactions in the industry.

Gail S. Schoettler has served on the board of AspenBio Pharma, Inc., since August 2001. She is a member of the audit committee and the nominating and governance committee of AspenBio Pharma, Inc. In October of 2010, Ms. Schoettler became Non-Executive Chair of the board of AspenBio. She also serves on the board and is a member of the audit committee of Delta Dental of Colorado, a privately held dental benefits company. She serves on the boards of The Colorado Trust, where she chairs the investment committee, and several non-profit organizations. Former corporate board positions include; Masergy Communications, Inc., CancerVax, Inc., PepperBall Technologies, Inc., AirGate PCS, Women’s Bank, Equitable Bancshares of Colorado, and Fischer Imaging. She has served as a U.S. Ambassador, appointed by President Clinton, and as

Colorado’s Lt. Governor and State Treasurer. In 1998, she narrowly lost her bid for Governor of Colorado. She started two successful banks and helps run her family’s cattle ranch, vineyards, and real estate enterprises. She and her husband own a travel company that focuses on introducing business and community leaders to their counterparts overseas as well as to other countries’ cultures, economies, and history. She earned a BA in economics from Stanford and MA and PhD degrees in African History from the University of California at Santa Barbara. Among her numerous awards is the French Legion of Honor (France’s highest civilian award) from President Jacques Chirac of France. Ms. Schoettler’s qualifications for serving on the Board of Directors include business acumen, years of public service and extensive public company board, business and financial experience.

Daryl J. Faulkner was appointed to the Company’s Board of Directors in the newly created position of Executive Chairman on January 19, 2009 and on February 10, 2009, was appointed to serve as the Company’s interim Chief Executive Officer. Mr. Faulkner resigned from the positions of interim Chief Executive Officer as of March 24, 2010, upon the hiring of Mr. Lundy and the position of Chairman in October 2010. He continues to serve as a director of the company. Mr. Faulkner has more than 25 years experience in developing and commercializing medical devices, drug and drug delivery systems, life science research tools, and molecular diagnostics. He served for approximately one year as President, CEO and a member of the Board of Directors of Digene Corporation, a NASDAQ-traded company prior to its acquisition in July 2007 by Qiagen (traded on NASDAQ’s Global Select market). He served as a consultant to Qiagen, and as co-chair of the executive integration steering committee with the CEO of Qiagen from July 2007 to January 2009. Currently, Mr. Faulkner also serves as a member of the Board of Directors of GenMark Diagnostics, Inc. (NASDAQ:GNMK), an emerging molecular diagnostics company traded on NASDAQ. Prior to joining Digene, Mr. Faulkner spent eight years with Invitrogen (now NASDAQ:LIFE) in a number of senior roles, including SVP Europe, SVP IVGN International Operations, and SVP of Strategic Business Units. Before Invitrogen, Mr. Faulkner’s career includes 15 years with the Fortune 100 Company, Abbott Laboratories, in which he held leadership positions in manufacturing operations and plant management. Mr. Faulkner received a degree in Industrial Relations from the University of North Carolina and a M.A. in Business Management from Webster University. Mr. Faulkner’s qualifications for serving on the Board of Directors include significant chief executive and senior executive experience in medical device and medical diagnostics publicly traded companies, both national and global.

Douglas I. Hepler, Ph.D. joined the Company’s Board of Directors in March of 2004. Dr. Helper is the chair of the compensation committee of AspenBio Pharma, Inc. Commencing in 2006, Dr. Hepler became President of KADO Consulting a then newly formed consulting firm. Through April 2006, he served as Vice President of Research and Development for IDEXX Pharmaceuticals, Inc., a wholly owned subsidiary of IDEXX Laboratories, Inc. Dr. Hepler was responsible for the overall technical leadership of the Pharmaceutical Division of IDEXX Pharmaceuticals, Inc. Dr. Hepler was also the Co-founder and Executive Vice President of Blue Ridge Pharmaceuticals, Inc. before its sale to IDEXX Laboratories, Inc. in 1998. While at Blue Ridge Pharmaceuticals, Dr. Hepler was instrumental in the development and FDA registration of Acarexx, Iverhart Plus, PZI Vet, Facilitator, Navigator, Pyrantel and CyFly. Prior to Blue Ridge Pharmaceuticals, Dr. Hepler played a pivotal role in the development and FDA registration of Interceptor, Program, and Sentenial while at Novartis Animal Health. Dr. Hepler received a B.S. degree from Lock Haven University in biology, a M.S. from Colorado State University in microbiology and a Ph.D. from Colorado State University in immunology. Mr. Hepler’s qualifications for serving on the Board of Directors include pharmaceutical and regulatory experience at the executive level in the field of animal health.

John H. Landon was appointed to our Board of Directors in December 2008 and is a member of the compensation and nominating and corporate governance committees for AspenBio Pharma, Inc. Mr. Landon’s career includes more than 30 years of broad, multi-functional experience with the DuPont Company. Prior to retiring from active management, Mr. Landon served as Vice President and General Manager of medical products for DuPont. He had worldwide responsibility for all of DuPont’s medical product businesses, encompassing total annual sales of $1 billion and more than 5,000 employees. In addition to other director roles, Mr. Landon served as Chairman of the board of Cholestech Corporation prior to its 2007 sale to Inverness Medical and as a director of Digene Corporation prior to its 2007 sale to Qiagen. He currently is a member of the board of LipoScience, Inc., a trustee of Christiana Care Health System, and a member of the board of advisors for Water Street Healthcare Partners. Mr. Landon received his B.S. in Chemical Engineering from the University of Arizona. Mr. Landon’s qualifications for serving on the Board of Directors include extensive executive experience in the life science industry, with particular experience with medical products businesses, and broad executive compensation knowledge and committee experience.

Michael R. Merson was appointed to our Board of Directors in July 2008. Mr. Merson is chair of the nominating and governance committee and is a member of the audit committee of AspenBio Pharma. Since 2003, Mr. Merson has served on the board and was elected Chairman in 2004 of CareFirst — Blue Cross/Blue Shield, the sixteenth largest health insurer in the United States with annual revenues of approximately $7.0 billion and covering over 3.2 million insured individuals. CareFirst is part of the BlueCross/Blue Shield group of insurance providers that collectively cover 100 million lives in the United States. Mr. Merson previously held director and executive officer positions, primarily President and/or CEO with MedStar Health, Helix Health, Inc., Franklin Square Hospital Center, and Preferred Health Network. He continues to provide consulting services to primarily healthcare related enterprises, focused on merger and acquisition, goal setting, business and governance issues, and executive compensation and benefits through Michael R. Merson, LLC and Yaffe & Company, consultants. He received a B.S.B.A. from the University of Denver and an M.B.A. from The George Washington University. Mr. Merson’s qualifications for serving on the Board of Directors includes health insurance company executive experience and extensive experience in the health care provider industry.

Gregory Pusey became a director of AspenBio Pharma, Inc. in February 2002. Throughout his involvement with AspenBio, he has assisted with financings, transactions and strategic matters. Over the years Mr. Pusey has served AspenBio as a member of the Board of Directors, served as Chairman from May 2003 to January 2009 and in January 2010 became a Vice President of the Company. Mr. Pusey is a director and assistant secretary of Bactolac Pharmaceutical, Inc., a privately held company engaged in manufacturing and marketing of vitamins and nutritional supplements. Since 1988, Mr. Pusey has been the President and a director of Cambridge Holdings, Ltd. which has distributed almost all of its assets and has limited activities. Until his resignation in April 2011, Mr. Pusey had served as a director of PepperBall Technologies, Inc. and its predecessors, since 2002. Over the last 35 years, Mr. Pusey has helped a variety of companies with corporate development and financing activities. Mr. Pusey graduated from Boston College with a Bachelor of Science degree in Finance. Mr. Pusey’s qualifications for serving on the Board of Directors include extensive fundraising and financial expertise, particularly in publicly traded companies.

Mark Ratain, M.D. was appointed to the board of AspenBio Pharma in March 2008 and is a member of the compensation committee and the nominating and governance committee. He previously (1998 – 2008) served as a director of DATATRAK International, Inc., a publicly traded company providing services to entities engaged in clinical trials. Dr. Ratain is a hematologist/oncologist and a clinical pharmacologist. He is the Leon O. Jacobson Professor of Medicine, Director of the Center for Personalized Therapeutics, and Associate Director for Clinical Sciences of the Comprehensive Cancer Center at the University of Chicago. He has authored and co-authored more than 350 articles and book chapters. He received his A.B. degree in Biochemical Sciences from Harvard University, and his M.D. from the Yale University School of Medicine. Dr. Ratain’s qualifications for serving on the Board of Directors include medical practice expertise, previous public company board experience and broad knowledge of medicine.

David E. Welch became a director of AspenBio Pharma in October 2004. Mr. Welch is chair of the AspenBio Pharma audit committee. Mr. Welch has served since April 2004 as Vice President and Chief Financial Officer of American Millennium Corporation, Inc., a private company (publicly traded until June 2010) located in Golden, Colorado. Mr. Welch formerly served as a director of PepperBall Technologies, Inc. He also is a self-employed financial consultant. From July 1999 to June 2002, Mr. Welch served as Chief Financial Officer, Secretary and Treasurer of Active Link Communications, Inc., another publicly traded company. During 1998, he served as Chief Information Officer for Language Management International, Inc., a multinational translation firm located in Denver, Colorado. From 1996 to 1997, he was Director of Information Systems for Mircromedex, Inc., an electronic publishing firm, located in Denver, Colorado. Mr. Welch also serves on the Board of Directors of Communication Intelligence Corporation, a publicly traded company. He received a B.S. degree in accounting from the University of Colorado. Mr. Welch is a Certified Public Accountant,

licensed in the state of Colorado. Mr. Welch’s qualifications for serving on the Board of Directors include financial and information systems expertise, particularly in publicly traded companies.

Executive Officers

Stephen T. Lundy — see above under “Board of Directors.”

Gregory S. Pusey — see above under “Board of Directors.”

Jeffrey G. McGonegal became Chief Financial Officer of the Company in June 2003, was appointed Corporate Secretary in January 2010 and served as interim President in December 2004 and January 2005. Mr. McGonegal served from 2003 to January 1, 2011 as Chief Financial Officer of PepperBall Technologies, Inc. Mr. McGonegal also serves on a limited part-time basis as Senior Vice President — Finance of Cambridge Holdings, Ltd., a small publicly held company with limited business activities. Mr. McGonegal served as Chief Financial Officer of Bactolac Pharmaceutical, Inc. and had been associated with its predecessors through October 2006, a company (publicly held until September 2006) engaged in manufacturing and marketing of vitamins and nutritional supplements. From 1974 to 1997, Mr. McGonegal was an accountant with BDO Seidman LLP. While at BDO Seidman LLP, Mr. McGonegal served as Managing Partner of the Denver, Colorado office. Until his resignation on March 21, 2012, Mr. McGonegal was elected in 2005 to serve on the board of Imagenetix, Inc., a publicly held company in the nutritional supplements industry. He received a B.A. degree in Accounting from Florida State University.

Donald R. Hurd became the Senior Vice President and Chief Commercial Officer of the Company on May 23, 2012, previously having served as a consultant to the Company since May 1, 2012. Mr. Hurd has more than 30 years of experience with in vitro diagnostic companies and joins AspenBio from BioBehavioral Diagnostics, where he most recently served as Vice President Sales from 2010 to 2012. Prior positions include: Vice President Marketing/Sales at MicroPhage from 2009 to 2010; Vice President North American Customer Operations, Siemens Healthcare Diagnostics from 1998 to 2009; and U.S. Director of Sales, Bayer Healthcare Diagnostics. Mr. Hurd received a Bachelor of Science in Business Administration and was a military veteran with the United States Navy.

DIRECTOR COMPENSATION

Since February 1, 2008, each non-employee director receives cash compensation of $1,000 per month. On October 7, 2010, upon becoming non-executive Chair of the Board, Gail Schoettler began receiving cash compensation of $2,000 per month. Our independent directors typically receive a stock option upon joining and additional options over time, generally annually. As additional compensation for service as non-executive chair, Ms. Schoettler receives awards equal to 1.5 times the awards made to the other non-employee directors when such awards are made. The following information does not reflect the 1-for-6 reverse stock split. The directors are also reimbursed for all expenses incurred by them in attending board and committee meetings.

Name	Cash Fees Paid ($)	Option Awards ($)(8)	Total ($)
Gail Schoettler(1)	24,000	36,600	60,600
Daryl J. Faulkner(2)	12,000	24,390	36,390
Douglas Hepler(3)	12,000	24,390	36,390
John Landon(4)	12,000	24,390	36,390
Michael R. Merson(5)	12,000	24,390	36,390
Mark Ratain, M.D.(6)	12,000	24,390	36,390
David Welch(7)	12,000	24,390	36,390

(1)	On January 5, 2011, Ms. Schoettler was granted options to purchase 15,000 shares at $2.95 per share, vesting over three years in arrears and expiring in ten years. As of December 31, 2011, Ms. Schoettler held a total of 115,000 options to purchase shares of our common stock.
(2)	On January 5, 2011, Mr. Faulkner was granted options to purchase 10,000 shares at $2.95 per share, vesting over three years in arrears and expiring in ten years. As of December 31, 2011, Mr. Faulkner held a total of 125,000 options to purchase shares of our common stock.
(3)	On January 5, 2011, Mr. Hepler was granted options to purchase 10,000 shares at $2.95 per share, vesting over three years in arrears and expiring in ten years. As of December 31, 2011, Mr. Hepler held a total of 90,000 options to purchase shares of our common stock.
(4)	On January 5, 2011, Mr. Landon was granted options to purchase 10,000 shares at $2.95 per share, vesting over three years in arrears and expiring in ten years. As of December 31, 2011, Mr. Landon held a total of 43,407 options to purchase shares of our common stock.
(5)	On January 5, 2011, Mr. Merson was granted options to purchase 10,000 shares at $2.95 per share, vesting over three years in arrears and expiring in ten years. As of December 31, 2011, Mr. Merson held a total of 43,135 options to purchase shares of our common stock.
(6)	On January 5, 2011, Dr. Ratain was granted options to purchase 10,000 shares at $2.95 per share, vesting over three years in arrears and expiring in ten years. As of December 31, 2011, Dr. Ratain held a total of 43,263 options to purchase shares of our common stock.
(7)	On January 5, 2011, Mr. Welch was granted options to purchase 10,000 shares at $2.95 per share, vesting over three years in arrears and expiring in ten years. As of December 31, 2011, Mr. Welch held a total of 90,000 options to purchase shares of our common stock.
(8)	The “Option Awards” columns reflect the grant date fair value for all stock option awards granted to non-employee directors under the Plan during 2010. These amounts are determined in accordance with FASB Accounting Standards Codification 718 (previously known as Statement of Financial Accounting Standards No. 123(R)) (ASC 718), without regard to any estimate of forfeiture for service vesting. Assumptions used in the calculation of the amounts in this column are included in footnotes 1 and 7 to the Company’s audited financial statements for the fiscal year ended December 31, 2011.

Independence of the Board of Directors

Our Board of Directors currently consists of Ms. Schoettler and Messrs. Lundy, Faulkner, Hepler, Landon, Merson, Pusey, Ratain and Welch. The Company defines “independent” as that term is defined in Rule 5605(a)(2) of the NASDAQ listing standards. For 2011, Ms. Schoettler and Messrs. Faulkner, Hepler, Landon, Merson, Ratain and Welch qualified as independent and none of them have any material relationship with the Company that might interfere with his or her exercise of independent judgment.

The non-employee directors, with the exception of Ms. Schoettler, receive cash compensation of $1,000 per month as compensation for service on the Board. Ms Schoettler, the non-executive chair of the board, receives compensation of $2,000 per month as compensation for service on the Board. The independent directors typically receive a stock option grant upon joining the Board and additional stock option grants, generally annually, for service on the Board. Effective October 2010, Ms. Schoettler began receiving equity awards equal to 1.5 times the amount granted to other non-employee directors when such awards are issued. The directors are also reimbursed for all expenses incurred by them in attending board meetings.

Committees of the Board of Directors of the Company

Audit Committee:  The Company has a separately designated standing Audit Committee established in accordance with Section 3(a) (58) (A) of the Exchange Act. Three of the Company’s directors serve on the Audit Committee — David Welch (who serves as Chair of the Committee), Gail Schoettler and Michael Merson. Mr. Welch has been designated as the financial expert on the Audit Committee. Each Audit Committee member meets the definition of independence for audit committee membership as required by the NASDAQ listing standards. The amended and restated Audit Committee Charter is available on our website at http://www.aspenbiopharma.com.

Nominating and Corporate Governance Committee:  The Nominating Committee consists of: Michael Merson (who serves as Chair of the Committee), Douglas Hepler Ph.D., Mark Ratain M.D. and John Landon, each of whom meet the NASDAQ listing standards for independence. Duties of the Nominating Committee include oversight of the process by which individuals may be nominated to our Board of Directors. The Nominating Committee charter is available on our web site at http://www.aspenbiopharma.com. There have been no material changes to the procedures by which security holders may recommend nominees to the Company’s Board of Directors. The specific process for evaluating new directors, including shareholder-recommended nominees, will vary based on an assessment of the then current needs of the Board and the Company. The Nominating Committee will determine the desired profile of a new director, the competencies they are seeking, including experience in one or more of the following: highest personal and professional integrity, demonstrated exceptional ability and judgment and who shall be most effective in conjunction with the other nominees to the board, in collectively serving the long-term interests of the shareholders. Candidates will be evaluated in light of the target criteria chosen. The Nominating Committee does not have a formal diversity policy; in addition to the foregoing, it considers race and gender diversity in selection of qualified candidates.

Compensation Committee:  The Company’s Compensation Committee is comprised of, Douglas Hepler Ph.D. (who serves as Chair of the Committee), Mark Ratain M.D. and John Landon, each of whom is an independent director. The amended and restated Compensation Committee Charter is available on our website at http://www.aspenbiopharma.com.

Code of Ethics and Whistle Blower Policy

In December 2003, the Board of Directors adopted a Code of Ethics that applies to its directors, officers (including its chief executive officer, chief operating officer, chief medical officer, chief financial officer, chief scientific officer, controller and other persons performing similar functions), and all employees generally. The Code of Business Ethics is available on our website at www.aspenbiopharma.com. We intend to post any material amendments to or waivers of, our Code of Ethics that apply to our executive officers, on this website. In addition, our Whistle Blower Policy is available on our website at www.aspenbiopharma.com.

EXECUTIVE COMPENSATION

Summary Compensation Table

This table provides disclosure, for fiscal years 2011 and 2010 for the Named Executive Officers (NEOs), who are (1) any individual serving in the office of Chief Executive Officer (CEO) during any part of 2011 and (2) the Company’s two most highly compensated officers, other than the CEO, who were serving in such capacity on December 31, 2011.

Named Executive Officer and Principal Position	Year	Salary ($)	Option Awards(4) ($)	Non-Equity Incentive Plan Compensation(5) ($)	All Other Compensation ($)	Total ($)
Stephen T. Lundy, Chief Executive Officer and President(1)	2011	275,000	268,308	—	34,209	577,517
	2010	212,596	726,400	42,100	16,963	998,059
Jeffrey G. McGonegal, Chief Financial Officer(2)	2011	225,000	24,390	—	20,758	270,148
	2010	200,000	88,300	35,000	19,722	343,022
Erik S. Miller, Vice President Marketing and Business Development(3)	2011	225,000	107,420	—	30,894	363,314
	2010	—	—	—	47,625	47,625

(1)	Stephen T. Lundy joined the Company in 2010 as CEO and President with an annual salary of $275,000. Mr. Lundy also serves as a director of the Company; he does not receive additional compensation for serving in such role. Amounts included in “All Other Compensation” include: temporary living and travel accommodations he was provided at a total cost of $18,914 and $7,024 in 2011 and 2010, respectively, and coverage under the Company’s group medical plan at a total cost of $15,296 and $9,939 in 2011 and 2010, respectively.
(2)	Mr. McGonegal’s base compensation was adjusted to $225,000 effective January 1, 2011, as provided for under the terms of his employment agreement. The amount included in “All Other Compensation” includes the amount paid on his behalf for group medical benefits.
(3)	Mr. Miller joined the Company on January 17, 2011 as Vice President, Marketing and Business Development. Prior to joining the Company he served as a consultant to the Company. Amounts included in “All Other Compensation” include: temporary living and travel accommodations he was provided at a total cost of $11,694 in 2011, coverage under the Company’s group medical plan at a total cost of $7,700 in 2011 and consulting payments made prior to employment of $11,500 and $47,625 in 2011 and 2010. On May 11, 2012, Mr. Miller resigned from the Company.
(4)	The “Option Awards” columns reflect the grant date fair value for all stock option awards granted under the Plan during 2010 and 2011. These amounts are determined in accordance with FASB Accounting Standards Codification 718 (previously known as Statement of Financial Accounting Standards No. 123(R)) (ASC 718), without regard to any estimate of forfeiture for service vesting. Assumptions used in the calculation of the amounts in these columns for 2010 and 2011 are included in footnotes 1 and 7 to the Company’s audited financial statements for the fiscal year ended December 31, 2011.
(5)	The “Non-Equity Incentive Plan Compensation” column reflects the annual cash bonuses earned under the Incentive Plan. The bonus amounts listed were earned for the fiscal year reported, but paid in the subsequent year.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth information regarding our outstanding equity awards as of December 31, 2011, for the Named Executive Officers:

Named Executive Officer	Number of Securities Underlying Unexercised Options Exercisable (#)(1)	Number of Securities Underlying Unexercised Options Unexercisable (#)(1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)(1)	Option Expiration Date ($)
Stephen T. Lundy(2)	46,667	33,333	—	11.40	3-24-2020
	—	18,000	—	2.95	1-5-2021
	—	80,000	—	3.40	7-8-2021
Jeffrey G. McGonegal(3)	12,000	—	—	7.35	6-17-2013
	28,000	—	—	6.05	1-19-2014
	20,000	—	—	3.75	8-24-2014
	10,000	—	—	4.00	3-24-2015
	10,000	—	—	14.80	1-24-2017
	8,000	—	—	33.15	1-17-2018
	6,667	3,333	—	6.65	1-27-2019
	3,333	6,667	—	11.00	1-19-2020
	—	10,000	—	2.95	1-5-2021
Erik S. Miller(4)	—	40,000	—	3.25	1-17-2021

(1)	As adjusted to reflect the five to one reverse stock split effective July 29, 2011; does not reflect the 1-for-6 reverse stock split effected on June 20, 2012.
(2)	Includes options to purchase 80,000 shares at $11.40 per share which were granted on March 24, 2010, options to purchase 18,000 shares at $2.95 per share which were granted on January 5, 2011 and options to purchase 80,000 shares at $3.40 per share which were granted on July 8, 2011. All options are scheduled to vest 33% on the first and second anniversaries and 34% on the third anniversary of the grant date with the exception of 20,000 shares of the March 24, 2010 stock options which vested early based upon their terms, upon the completion of the May 2010 capital raising transaction.
(3)	Includes options to purchase 12,000 shares at $7.35 per share which were granted on June 17, 2003, options to purchase 28,000 shares at $6.05 per share which were granted January 19, 2004, options to purchase 20,000 shares at $3.75 per share which were granted August 24, 2004, options to purchase 10,000 shares at $4.00 per share which were granted March 24, 2005, options to purchase 10,000 shares at $14.80 per share which were granted January 24, 2007, options to purchase 8,000 shares at $33.15 per share which were granted January 17, 2008, options to purchase 10,000 shares at $6.65 per share which were granted on January 27, 2009, options to purchase 10,000 shares at $ 11.00 per share which were granted on January 19, 2010 and options to purchase 10,000 shares at $2.95 per share which were granted on January 5, 2011. All options are scheduled to vest 33% on the first and second anniversaries and 34% on the third anniversary of the grant date with the exception of the stock options granted March 24, 2005 which were fully vested at grant date.
(4)	Includes options to purchase 40,000 shares at $3.25 per share which were granted on January 17, 2011 and are scheduled to vest 33% on the first and second anniversaries and 34% on the third anniversary of the grant date. On May 11, 2012, Mr. Miller resigned from the Company.

Employment Agreements and Post-Employment Benefits

The Company has entered into employment agreements with, and provides post-employment benefits to, its NEOs as follows:

Chief Executive Officer — On March 24, 2010, we entered into an employment agreement with Mr. Lundy for a one-year term which automatically renews each anniversary thereafter (unless terminated by either party as provided in the agreement). The agreement provides in the event that the agreement is terminated by the Company for other than cause, or if terminated by the Executive in the event of a change in control, severance payments based upon Mr. Lundy’s salary will be made for twelve months. In the event of death or disability, severance payments based upon Mr. Lundy’s salary will be made for three months.

Chief Financial Officer — On February 2, 2009, we entered into an employment agreement with Mr. McGonegal for a one-year term which automatically renews each anniversary thereafter (unless terminated by either party as provided in the agreement). The agreement provides in the event that the agreement is terminated by the Company for other than cause, or if terminated by the Executive in the event of a change in control, severance payments based upon Mr. McGonegal’s salary will be made for six months. In the event of death or disability, severance payments based upon Mr. McGonegal’s salary will be made for six months.

Post-Employment Benefits

The following table discloses the post-employment termination benefits that would have been received by the NEOs if a termination event had occurred on December 31, 2011:

Named Executive Officer	Benefit		Termination without Cause ($)	Death or Disability ($)	Change In Control (Single Trigger) ($)	Change In Control (Double Trigger) ($)
Stephen T. Lundy	Severance		275,000	68,750	—	275,000
	Options	(1)	—	—	—	—
	Total		275,000	68,750	—	275,000
					—
Jeffrey G. McGonegal	Severance		112,500	112,500	—	112,500
	Options	(1)	—	—	—	—
	Total		112,500	112,500	—	112,500
					—	—
Erik S. Miller(2)	Severance		—	—	—	—
	Options	(1)	—	—	—	—
	Total		—	—	—	—

(1)	As of December 31, 2011, all unvested stock options have exercise prices above the closing trading price of the Common Stock of $0.97, prior to the 1-for-6 reverse stock split. Therefore, no value is attributable to such stock options.
(2)	On May 11, 2012, Mr. Miller resigned from the Company.

2002 Stock Incentive Plan

The Company currently has one equity compensation plan. The 2002 Stock Incentive Plan (the Plan) was approved by the Board of Directors and adopted by the shareholders on May 20, 2002. At our annual meeting of shareholders held on June 9, 2008 our shareholders approved an amendment to the Plan increasing the number of shares reserved under the Plan to 920,000. On November 20, 2009, the Company’s shareholders approved an amendment to the Plan to increase the number of shares reserved under the Plan to 1,220,000. On November 22, 2010, the Company’s shareholders approved an amendment to the Plan to increase the number of shares reserved under the Plan to 1,360,000. On July 8, 2011, the Company’s shareholders approved an amendment to the Plan to increase the number of shares reserved under the Plan to 1,500,000. On May 22, 2012, the Company’s shareholders approved an amendment to the Plan to increase the number of shares reserved under the Plan to 1,775,000. All such share amounts are prior to the 1-for-6 reverse stock split.

The Plan provides the Committee with the authority to award: (i) options intended to qualify as “incentive stock options” (“Incentive Options”) under Section 422 of the Code; (ii) non-incentive stock options which are not intended to qualify as Incentive Options (“Non-Incentive Options”); and (iii) shares issuable under a “Right to Purchase.”

The Plan is intended to provide incentives to officers, directors, employees and other persons, including consultants and advisers, who contribute to the success of the Company by offering them the opportunity to acquire an ownership interest in it. The Board of Directors believes that this also helps align the interests of the Company’s management and employees with the interests of shareholders. The terms of the Plan concerning the Incentive Options and Non-Incentive Options are substantially the same except that only employees of the Company are eligible to receive Incentive Options; employees and other persons are eligible to receive Non-Incentive Options, and Incentive Stock Options are subject to certain restrictions and limitations in compliance with Section 422 of the Code. The number of shares reserved for issuance under the Plan is a maximum aggregate so that the number of Incentive Options and/or Non-Incentive Options that may be granted reduces the number of Rights to Purchase which may be granted, and vice versa.

The following table gives information about the Company’s Common Stock that may be issued upon the exercise of options and rights under the Company’s plan as of December 31, 2011 prior to the 1-for-6 reverse stock split expected to be effected upon the pricing of the offering:

Plan Category	Number of securities to be issued upon exercise of outstanding options	Weighted average exercise price of outstanding options	Number of securities remaining available for future issuance
Equity compensation plans approved by security holders	1,291,485	$8.99	156,306
Equity compensation plans not approved by security holders	—	—	—
Total	1,291,485	$8.99	156,306

Other Benefits

Medical insurance — The Company offers health insurance as well as voluntary coverage for dental and vision to its qualifying employees. All covered employees pay a portion of health insurance and pay all vision and dental premiums.

Perquisites and other benefits — We offer our NEOs modest perquisites and other personal benefits that we believe are reasonable and in our best interest and generally in line with benefits we offer to all of our employees. See “Executive Compensation — Summary compensation table.”

Severance benefits — We have entered into employment agreements with certain of our NEOs. These agreements provide our NEOs with certain severance benefits in the event of involuntary termination. See “Executive Compensation — Employment agreements and post-employment benefits.”

Pension benefits — The Company has no defined benefit plans, supplemental executive retirement plans or actuarial plans.

Nonqualified defined contribution and other deferred compensation plans — The Company does not have a defined contribution plan and has not contributed to a deferred compensation plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The Company’s Audit Committee is charged with reviewing and approving all related person transactions in advance.

Except for the employment agreements previously entered into between the Company and certain of its executive officers (as described under “Executive Compensation — Employment Agreements and Post-Employment Benefits”), since January 1, 2011, none of the directors or executive officers of the Company, nor any person who owned of record or was known to own beneficially more than 5% of the Company’s outstanding shares of its Common Stock, nor any associate or affiliate of such persons or companies, has any material interest, direct or indirect, in any transaction, or in any proposed transaction, which has materially affected or will affect the Company.

PRINCIPAL SHAREHOLDERS

The number of shares of the Company’s common stock outstanding at April 30, 2012 was 9,658,321. All share amounts are prior to the 1-for-6 reverse stock split. The following table sets forth the beneficial ownership of the Company’s Common Stock as of April 30, 2012 by each Company director and each executive officer then serving, by all directors and executive officers as a group, and sets forth the number of shares of Company common stock owned by each person who owned of record, or was known to own beneficially, more than 5% of the outstanding shares of common stock. Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act. In computing the number of shares beneficially owned by a person or a group and the percentage ownership of that person or group, shares of our common stock subject to options currently exercisable or exercisable within 60 days after April 30, 2012 are deemed outstanding, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. To the knowledge of the directors and executive officers of the Company, as of April 30, 2012, there are no persons and/or companies who or which beneficially own, directly or indirectly, shares carrying more than 5% of the voting rights attached to all outstanding shares of the Company, other than as set forth below. Unless otherwise indicated, the address of each individual named below is the address of the company, 1585 South Perry Street, Castle Rock, CO 80104.

Name and Address	Number of Shares	Percentage Ownership as of April 30, 2012	Percentage Ownership immediately following this Offering
Stephen T. Lundy(1)	66,000	*	*
Gail S. Schoettler(2)	104,667	1.1%	*
Daryl J. Faulkner(3)	112,000	1.1%	*
Douglas I. Hepler(4)	88,260	*	*
John H. Landon(5)	33,407	*	*
Michael R. Merson(6)	34,215	*	*
Gregory Pusey(7)	288,766	3.0%	*
Mark J. Ratain(8)	33,263	*	*
David E. Welch(9)	80,000	*	*
Jeffrey G. McGonegal(10)	159,731	1.6%	*
Erik S. Miller(11)	13,333	*	*
All Officers and Directors as a Group (11 persons)(12)	1,013,642	9.7%	2.2%
Perkins Capital Management, Inc. 730 Lake St. E. Wayzata, MN 55391(13)	1,659,299	17.2%	3.6%
Sabby Management, Inc. 10 Mountainview Road, Suite 205 Upper Saddle River, NJ 07458(14)	776,008	8.1%	1.7%
The Peierls Foundation, Inc. c/o U.S. Trust Company of N.Y. 114 West 47th Street New York, NY 10036(15)	948,088	9.8%	2.1%

*	Holds less than 1%
(1)	Consists of options to acquire 60,000 shares at $11.40 per share and 6,000 shares at $2.95 per share. Does not include options of acquire 20,000 shares at $11.40 per share which are scheduled to vest in March 2013, options to acquire 12,000 shares at $2.95 per share which are scheduled to vest equally in January 2013 and January 2014, options to acquire 80,000 shares that were granted in July 2011 at $3.40 per share which vest annually over three years commencing in July 2012 and also excludes options to acquire 75,000 shares that were granted on April 30, 2012 at $0.66 which vest as to 37,500 in October 2012 and 6,250 monthly for the six months thereafter.

(2)	Includes 3,000 shares directly owned. Also includes options to purchase 20,000 shares at $7.35 per share, options to purchase 10,000 shares at $4.25 per share, options to purchase 20,000 shares at $4.80 per share, options to purchase 10,000 shares at $8.00 per share, options to purchase 10,000 shares at $14.80 per share, options to purchase 10,000 shares at $33.15 per share, options to acquire 10,000 shares at $6.65 per share, options to purchase 6,667 shares at $11.00 per share and options to purchase 5,000 shares at $2.95 per share. Does not include options to purchase 3,333 shares at $11.00 per share which vest in January 2013, options to acquire 10,000 shares at $2.95 per share that were granted in January 2011 which vest in equal installments in January 2013 and January 2014, and also excludes options to acquire 15,000 shares at $.71 per share that were granted on April 2, 2012 which vest in equal installments in January 2013, January 2014 and January 2015.
(3)	Includes 2,000 common shares held by the Daryl J. and Terri L Faulkner Family Trust. Also includes options to acquire 90,000 shares at $8.45 per share and 16,667 shares at $11.00 per share. Does not include options to acquire 8,333 shares at $11.00 per share which are scheduled to vest in January 2012, options to acquire 8,667 shares that were granted in January 2011 at $2.95 per share which are scheduled to vest in equal installments in January 2013 and January 2014, and also excludes options to acquire 10,000 shares at $.71 per share that were granted on April 2, 2012 which vest in equal installments in January 2013, January 2014 and January 2015.
(4)	Includes 1,800 shares directly and jointly owned with his wife plus 6,460 shares held solely by Dr. Hepler’s wife. Dr. Hepler disclaims ownership of the shares held solely by his wife. Also includes options to purchase 20,000 shares at $7.50 per share, options to purchase 10,000 shares at $4.00 per share, options to purchase 10,000 shares at $8.00 per share, options to purchase 10,000 shares at $14.80 per share, options to purchase 10,000 shares at $33.15 per share, options to purchase 10,000 shares at $6.65 per share, options to purchase 6,667 shares at $11.00 per share and options to purchase 3,333 shares at $2.95 per share. Excludes options to purchase 3,333 shares at $11.00 per share which vest in January 2013, and options to acquire 6,667 shares at $2.95 per share that were granted in January 2011 which vest in equal installments in January 2013 and January 2014, and also excludes options to acquire 10,000 shares at $.71 per share that were granted on April 2, 2012 which vest in equal installments in January 2013, January 2014 and January 2015.
(5)	Includes options to acquire 13,407 shares at $29.35 per share, options to acquire 10,000 shares at $6.65 per share, options to acquire 6,667 shares at $11.00 per share and options to acquire 3,333 shares at $2.95 per share. Excludes options to purchase 3,333 shares at $11.00 per share which vest in January 2013, options to purchase 6,667 shares at $2.95 per share that were granted in January 2011 which vest in equal installments in January 2013 and January 2014, and also excludes options to acquire 10,000 shares at $.71 per share that were granted on April 2, 2012 which vest in equal installments in January 2013, January 2014 and January 2015.
(6)	Includes 1,080 shares held directly. Also includes options to purchase 13,135 shares at $31.90 per share, options to acquire 10,000 shares at $6.65 per share, options to acquire 6,667 shares at $11.00 per share and also includes options to acquire 3,333 shares at $2.95 per share. Excludes options to acquire 3,333 shares at $11.00 per share which vest in January 2013, options to acquire 6,667 shares at $2.95 per share that were granted in January 2011 which vest in equal installments in January 2013 and January 2014, and also excludes options to acquire 10,000 shares at $.71 per share that were granted on April 2, 2012 which vest in equal installments in January 2013, January 2014 and January 2015.
(7)	Includes 30,815 shares directly owned by Mr. Pusey. Also includes 14,789 shares held by Mr. Pusey’s wife and his wife’s IRA account; however Mr. Pusey disclaims beneficial ownership of these shares. Also includes: (i) 12,086 shares held in Mr. Pusey’s IRA account, (ii) 118,223 shares held jointly with his wife and (iii) 2,853 shares held by Cambridge Holdings Ltd. Mr. Pusey is President, a director and principal shareholder of Cambridge. Further, Mr. Pusey’s beneficial ownership includes options to acquire 20,000 shares at $6.05 per share, options to acquire 50,000 options at $4.00 per share, options to acquire 10,000 shares at $14.80 per share, options to acquire 10,000 shares at $33.15 per share, options to acquire 10,000 shares at $6.65 per share, options to acquire 6,667 shares at $11.00 per share and options to acquire 3,333 shares at $2.95 per share. Excludes options to acquire 3,333 shares at $11.00 per share which vest in January 2013, options to acquire 6,667 shares at $2.95 per share that were granted in January 2011 which vest in equal installments in January 2013 and January 2014 and also excludes options to acquire 40,000 shares that were granted on April 30, 2012 at $0.66 which vest as to 20,000 in October 2012 and 3,333 monthly for the six months thereafter.

(8)	Includes options to acquire 13,263 shares at $30.65 per share, options to acquire 10,000 shares at $6.65 per share, options to acquire 6,667 shares at $11.00 per share and also includes options to acquire 3,333 shares at $2.95 per share. Excludes, options to purchase 3,333 shares at $11.00 per share which vest in January 2013, options to acquire 6,667 shares at $2.95 per share that were granted in January 2011 which vest in equal installments in January 2013 and January 2014, and also excludes options to acquire 10,000 shares at $.71 per share that were granted on April 2, 2012 which vest in equal installments in January 2013, January 2014 and January 2015.
(9)	Includes options to acquire 20,000 shares at $3.80 per share, options to acquire 10,000 shares at $4.00 per share, options to acquire 10,000 shares at $8.00 per share, options to purchase 10,000 shares at $14.80 per share, options to purchase 10,000 shares at $33.15 per share, options to purchase 10,000 shares at $6.65 per share, options to acquire 6,667 shares at $11.00 per share and also includes options to acquire 3,333 shares at $2.95 per share. Excludes options to purchase 3,333 shares at $11.00 per share which vest in January 2013, options to acquire 6,667 shares at $2.95 per share that were granted in January 2011 which vest in equal installments in January 2013 and January 2014, and also excludes options to acquire 10,000 shares at $.71 per share that were granted on April 2, 2012 which vest in equal installments in January 2013, January 2014 and January 2015.
(10)	Includes 48,431 shares held directly and 300 shares owned by his daughter; however Mr. McGonegal disclaims beneficial ownership of the shares owned by his daughter. Also includes 3,000 shares held in Mr. McGonegal’s IRA account. Also includes options to purchase 12,000 shares at $7.35, options to acquire 28,000 shares at $6.05 per share, options to acquire 20,000 shares at $3.75 per share, options to purchase 10,000 shares at $4.00 per share, options to purchase 10,000 shares at $14.80 per share, options to purchase 8,000 shares at $33.15 per share, options to acquire 10,000 shares at $6.65 per share, 6,667 shares at $11.00 per share and also includes options to acquire 3,333 shares at $2.95 per share. Excludes options to purchase 3,333 shares at $11.00 per share which vest in January 2013, options to acquire 6,667 shares at $2.95 per share that were granted in January 2011 which vest in equal installments in January 2013 and January 2014 and also excludes options to acquire 40,000 shares that were granted on April 30, 2012 at $0.66 which vest as to 20,000 in October 2012 and 3,333 monthly for the six months thereafter.
(11)	Includes options to acquire 13,333 shares at $3.25 per share. Excludes options to purchase 26,667 shares at $3.25 per share that were granted in January 2011 which vest in equal installments in January 2013 and January 2014 and also excludes options to acquire 15,000 shares that were granted on April 30, 2012 at $0.66 which vest as to 7,500 in October 2012 and 1,250 monthly for the six months thereafter. On May 11, 2012, Mr. Miller resigned from the Company.
(12)	Includes footnotes (1) through (11).
(13)	Information is based upon holdings as of March 31, 2012 as reported on Schedule 13G filed on April 9, 2012. Perkins Capital Management, Inc., an investment advisor, has voting power over 1,191,759 shares and dispositive power over 1,659,299 shares.
(14)	Information is based upon holdings as of December 31, 2011 as reported on Schedule 13G filed on January 9, 2012. Sabby Volatility Warrant Master Fund, Ltd. (“Sabby Fund”), Sabby Management, LLC (“Sabby”) and Hal Mintz (“Mintz”) each beneficially own 776,008 shares. Sabby and Mintz do not directly own any shares, but each indirectly owns 776,008 shares. Sabby serves as the investment manager of Sabby Fund, which directly holds the shares. Mintz is the manager of Sabby.
(15)	Information based on representations made by representatives of the Peierls Foundation, Inc. to the Company in April 2012.

DESCRIPTION OF SECURITIES

Common Stock

Our authorized capital stock consists of 30,000,000 shares of common stock, no par value per share.

As of June 15, 2012, we had 1,609,720 outstanding shares of common stock adjusted to reflect the 1-for-6 reverse stock split.

As of June 15, 2012, we had outstanding stock options to purchase 238,814 shares of common stock at prices ranging from $3.96 to $261.60, as adjusted for the 1-for-6 reverse stock split. As of June 15, 2012, we had outstanding non-qualified options and warrants to purchase 296,772 shares of common stock at an average price of $7.89 per share of common stock, as adjusted to reflect the 1-for-6 reverse stock split.

Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders, except that in the election of directors each shareholder shall have as many votes for each shares held by him, her or it as there are directors to be elected and for whose election the shareholder has a right to vote. Cumulative voting is not permitted. Generally, all matters to be voted on by shareholders must be approved by a majority, or, in the case of the election of directors, by a plurality, of the votes cast at a meeting at which a quorum is present.

Holders of outstanding shares of our common stock are entitled to those dividends declared by the Board of Directors out of legally available funds, and, in the event of our liquidation, dissolution or winding up of our affairs, holders are entitled to receive ratably our net assets available to the shareholders. Holders of our outstanding common stock have no preemptive, conversion or redemption rights. All of the issued and outstanding shares of our common stock are, and all unissued shares of our common stock, when offered and sold will be, duly authorized, validly issued, fully paid and nonassessable. To the extent that additional shares of our common stock may be issued in the future, the relative interests of the then existing shareholders may be diluted.

Our authorized but unissued shares of common stock are available for future issuances without shareholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Our Board of Directors approved an amendment as of March 21, 2012, to our Articles of Incorporation as amended, that would permit a reverse split of our issued and outstanding common stock. The amendment was approved by our shareholders at our Annual Meeting held on May 22, 2012, giving our Board of Directors the authority to effect a reverse split of our issued and outstanding common stock at a ratio in the range of between 1-for-2 and 1-for-6. On June 16, 2012, our Board of Directors fixed the reverse stock split ratio at 1-for-6 and authorized the filing of Articles of Amendment with the Secretary of State of Colorado. The reverse stock split was effective at 12:01 a.m. Mountain time on June 20, 2012.

Underwriters’ Warrants

We are registering the warrants we have agreed to sell to the representative of the underwriters in this offering to purchase up to a total of 305,000 shares of common stock (5% of the shares sold in this offering). A complete description of those warrants is included in the section of this prospectus titled “Underwriting — Underwriters’ Warrants.”

Transfer Agent

The transfer agent for our common stock is Corporate Stock Transfer, Inc., Denver, CO.

Listing

The shares of our common stock are currently listed on the NASDAQ Capital Market under the symbol “APPY.”

UNDERWRITING

Aegis Capital Corp. is acting as the representative of the underwriters of the offering. We have entered into an underwriting agreement dated June 19, 2012 with the representative. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to each underwriter named below and each underwriter named below has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares
Aegis Capital Corp.	6,100,000

Total	6,100,000

The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters have agreed, severally and not jointly, to purchase all of the shares of common stock sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

The underwriters are offering our common stock, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The underwriters propose to offer the shares of our common stock offered by us to the public at the public offering price set forth on the cover of this prospectus. In addition, the underwriters may offer some of the shares of our common stock to other securities dealers at such price less a concession of $0.08 per share. After the public offering of the shares, the offering price per share and other selling terms may be changed by the underwriters.

Commissions and Discounts

The following table shows the per share and total underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering.

	Per Share	Total Without Over-Allotment Option	Total With Over-Allotment Option
Public offering price	$2.00	$12,200,000	$14,030,000
Underwriting discount (7%)	$0.14	$854,000	$982,100
Non-accountable expense allowance (1%)	$0.02	$122,000	$140,300
Proceeds, before expenses, to us	$1.84	$11,224,000	$12,907,600

We have paid an expense deposit of $25,000 to the representative which will be applied against the non-accountable expenses that will be paid by us to the underwriters in connection with this offering.

We estimate that the total expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discount, will be approximately $450,000.

Over-allotment Option

We have granted a 45-day option to the underwriters to purchase up to an additional shares of common stock (15% of common stock sold in this offering) to cover over-allotments, if any, at the same price as the initial shares offered. If the underwriters fully exercise their over-allotment option, the total public offering price, underwriting discounts and commissions, and net proceeds (before expenses) to us will be $14,030,000, $982,100 and $12,907,600, respectively.

Underwriters’ Warrants

We have agreed to issue to the representative warrants to purchase up to a total of 305,000 shares of common stock (5% of the shares sold in this offering, excluding the over-allotment option). The shares issuable upon exercise of these warrants are identical to those offered by this prospectus. The warrants are exercisable at a per share price of $2.50, which is equal to 125% of the public offering price per share in this offering commencing on a date which is one year from the effective date of the offering under this prospectus and expiring on a date which is no more than five years from the effective date of the offering in compliance with FINRA Rule 5110(f)(2)(H)(i). The warrants have been deemed compensation by FINRA and are, therefore, subject to a 180-day lock -up pursuant to Rule 5110(g)(1) of FINRA. The underwriters (or permitted assignees under the Rule) will not sell, transfer, assign, pledge or hypothecate these warrants or the securities underlying these warrants, nor will it engage in any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of these warrants or the underlying securities for a period of 180 days after the effective date. In addition, the warrants provide for registration rights upon request, in certain cases. The demand registration right provided will not be greater than five years from the effective date of the offering in compliance with FINRA Rule 5110(f)(2)(H)(iv). The piggyback registration right provided will not be greater than seven years from the effective date of the offering in compliance with FINRA Rule 5110(f)(2)(H)(v). We will bear all fees and expenses attendant to registering the securities issuable on exercise of the warrants, other than underwriting commissions incurred and payable by the holders. The exercise price and number of shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary cash dividend or our recapitalization, reorganization, merger or consolidation. However, the warrant exercise price or underlying shares will not be adjusted for issuances of common stock at a price below the warrant exercise price.

Lock-ups

We, our directors and executive officers and one of our stockholders have entered into lock up agreements with the representative prior to the commencement of this offering pursuant to which each of these persons or entities, for a period of three months from the effective date of this offering without the prior written consent of the representative, agree not to (1) offer, pledge, sell, contract to sell, grant, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock, or (4) publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement relating to any of the common stock. Notwithstanding these limitations, these common shares may be transferred by gift, will or intestate succession, or by judicial decree under certain limited circumstances.

The lock-up period described in the preceding paragraphs will be automatically extended if: (1) during the last 17 days of the restricted period, we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the date of the earnings release.

Any of the securities subject to the lock-up agreement may be released in whole or part from the terms thereof only upon the approval of the representative; provided, however, that we must announce any such release through a major news service and such release will only be effective two business days after the publication date of such press release.

Right of First Refusal

We granted the representative, for a period of 12 months after the closing of this offering, a right of first refusal to act as, in the Company’s discretion, as lead underwriter or minimally as co-manager with at least 50% of the economics, or, in the case of a three-underwriter or placement agent transaction, 33% of the economics.

Electronic Offer, Sale and Distribution of Shares

A prospectus in electronic format may be made available on the websites maintained by the underwriters or one or more of the selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representative may agree to allocate a number of shares to the underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus form a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Stabilization

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate-covering transactions, penalty bids and purchases to cover positions created by short sales.

•	Stabilizing transactions permit bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the shares while the offering is in progress.
•	Over-allotment transactions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising its over-allotment option and/or purchasing shares in the open market.
•	Syndicate covering transactions involve purchases of shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which it may purchase shares through exercise of the over-allotment option. If the underwriters sell more shares than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.
•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the shares originally sold by that syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our shares or common stock or preventing or retarding a decline in the market price of our shares or common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on The NASDAQ Capital Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive market making

In connection with this offering, the underwriters and selling group members may engage in passive market making transactions in our common stock on The NASDAQ Capital Market in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Indemnification

The underwriting agreement provides for indemnification between us and the underwriters against specified liabilities, including liabilities under the Securities Act, and for contribution by us and the underwriters to payments that may be required to be made with respect to those liabilities. We have been advised that, in the opinion of the SEC, indemnification for liabilities under the Securities Act is against public policy as expressed in the Securities Act, and is therefore, unenforceable.

The foregoing does not purport to be a complete statement of the terms and conditions of the underwriting agreement. Reference is made to a copy of the underwriting agreement, which is on file as an exhibit to the registration statement or an amendment to the registration statement, of which this prospectus forms a part.

Other Relationships

The underwriters and their affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services for us and our affiliates for which they have received, and may in the future receive, customary fees; however, except as disclosed in this prospectus, we have no present arrangements with the underwriters for any further services.

Other Terms

Certain of the underwriters and their affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services for us and our affiliates for which they have received, and may in the future receive, customary fees, however, except as disclosed in this prospectus, we have no present arrangements with any of the underwriters for any further services.

From time to time, the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

We have also agreed to pay the underwriters expenses relating to the offering, including (a) all fees, expenses and disbursements relating to background checks of our officers and directors in an amount not to exceed $1,000 per individual and an aggregate amount of $10,000; (b) all fees incurred in clearing this offering with FINRA, (c) up to $15,000 for the underwriters’ expenses (including fees of counsel) incurred relating to registration or qualification of the shares under the “blue sky” securities laws, (d) up to $20,000 of accountable “road show” expenses, and (e) up to $20,000 for the underwriters use of Ipreo’s book-building, prospectus tracking and compliance software for this offering. We have paid an advance of $25,000 to the representative, which will be applied against the non-accountable expense allowance (including an advance for the fees and expenses of the underwriters’ counsel). The total of any advanced payments will be refundable to the extent not actually incurred in compliance with FINRA Rule 5110(f)(2)(C).

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the shares of common stock offered by this prospectus in any jurisdiction where action for that purpose is required. The shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia

This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer to the offeree under this prospectus.

China

The information in this document does not constitute a public offer of the securities, whether by way of sale or subscription, in the People’s Republic of China (excluding, for purposes of this paragraph, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan). The securities may not be offered or sold directly or indirectly in the PRC to legal or natural persons other than directly to “qualified domestic institutional investors.”

European Economic Area — Belgium, Germany, Luxembourg and Netherlands

The information in this document has been prepared on the basis that all offers of securities will be made pursuant to an exemption under the Directive 2003/71/EC (“Prospectus Directive”), as implemented in Member States of the European Economic Area (each, a “Relevant Member State”), from the requirement to produce a prospectus for offers of securities.

An offer to the public of securities has not been made, and may not be made, in a Relevant Member State except pursuant to one of the following exemptions under the Prospectus Directive as implemented in that Relevant Member State:

•	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;
•	to any legal entity that has two or more of (i) an average of at least 250 employees during its last fiscal year; (ii) a total balance sheet of more than €43,000,000 (as shown on its last annual unconsolidated or consolidated financial statements) and (iii) an annual net turnover of more than €50,000,000 (as shown on its last annual unconsolidated or consolidated financial statements);
•	to fewer than 100 natural or legal persons (other than qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive) subject to obtaining the prior consent of the Company or any underwriter for any such offer; or
•	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall result in a requirement for the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive.

France

This document is not being distributed in the context of a public offering of financial securities (offre au public de titres financiers) in France within the meaning of Article L.411-1 of the French Monetary and Financial Code (Code monétaire et financier) and Articles 211-1 et seq. of the General Regulation of the French Autorité des marchés financiers (“AMF”). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France.

This document and any other offering material relating to the securities have not been, and will not be, submitted to the AMF for approval in France and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in France.

Such offers, sales and distributions have been and shall only be made in France to (i) qualified investors (investisseurs qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-1 to D.411-3, D. 744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation and/or (ii) a restricted number of non-qualified investors (cercle restreint d’investisseurs) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-4, D.744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation.

Pursuant to Article 211-3 of the General Regulation of the AMF, investors in France are informed that the securities cannot be distributed (directly or indirectly) to the public by the investors otherwise than in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Monetary and Financial Code.

Ireland

The information in this document does not constitute a prospectus under any Irish laws or regulations and this document has not been filed with or approved by any Irish regulatory authority as the information has not been prepared in the context of a public offering of securities in Ireland within the meaning of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (the “Prospectus Regulations”). The securities have not been offered or sold, and will not be offered, sold or delivered directly or indirectly in Ireland by way of a public offering, except to (i) qualified investors as defined in Regulation 2(l) of the Prospectus Regulations and (ii) fewer than 100 natural or legal persons who are not qualified investors.

Israel

The securities offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority (the ISA), or ISA, nor have such securities been registered for sale in Israel. The shares may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with the offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the securities being offered. Any resale in Israel, directly or indirectly, to the public of the securities offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

Italy

The offering of the securities in the Republic of Italy has not been authorized by the Italian Securities and Exchange Commission (Commissione Nazionale per le Societá e la Borsa, “CONSOB” pursuant to the Italian securities legislation and, accordingly, no offering material relating to the securities may be distributed in Italy and such securities may not be offered or sold in Italy in a public offer within the meaning of Article 1.1(t) of Legislative Decree No. 58 of 24 February 1998 (“Decree No. 58”), other than:

•	to Italian qualified investors, as defined in Article 100 of Decree no.58 by reference to Article 34-ter of CONSOB Regulation no. 11971 of 14 May 1999 (“Regulation no. 1197l”) as amended (“Qualified Investors”); and
•	in other circumstances that are exempt from the rules on public offer pursuant to Article 100 of Decree No. 58 and Article 34-ter of Regulation No. 11971 as amended.

Any offer, sale or delivery of the securities or distribution of any offer document relating to the securities in Italy (excluding placements where a Qualified Investor solicits an offer from the issuer) under the paragraphs above must be:

•	made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993 (as amended), Decree No. 58, CONSOB Regulation No. 16190 of 29 October 2007 and any other applicable laws; and
•	in compliance with all relevant Italian securities, tax and exchange controls and any other applicable laws.

Any subsequent distribution of the securities in Italy must be made in compliance with the public offer and prospectus requirement rules provided under Decree No. 58 and the Regulation No. 11971 as amended, unless an exception from those rules applies. Failure to comply with such rules may result in the sale of such securities being declared null and void and in the liability of the entity transferring the securities for any damages suffered by the investors.

Japan

The securities have not been and will not be registered under Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948), as amended (the “FIEL”) pursuant to an exemption from the registration requirements applicable to a private placement of securities to Qualified Institutional Investors (as defined in and in accordance with Article 2, paragraph 3 of the FIEL and the regulations promulgated thereunder). Accordingly, the securities may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan other than Qualified Institutional Investors. Any Qualified Institutional Investor who acquires securities may not resell them to any person in Japan that is not a Qualified Institutional Investor, and acquisition by any such person of securities is conditional upon the execution of an agreement to that effect.

Portugal

This document is not being distributed in the context of a public offer of financial securities (oferta pública de valores mobiliários) in Portugal, within the meaning of Article 109 of the Portuguese Securities Code (Código dos Valores Mobiliários). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in Portugal. This document and any other offering material relating to the securities have not been, and will not be, submitted to the Portuguese Securities Market Commission (Comissão do Mercado de Valores Mobiliários) for approval in Portugal and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in Portugal, other than under circumstances that are deemed not to qualify as a public offer under the Portuguese Securities Code. Such offers, sales and distributions of securities in Portugal are limited to persons who are “qualified investors” (as defined in the Portuguese Securities Code). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Sweden

This document has not been, and will not be, registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this document may not be made available, nor may the securities be offered for sale in Sweden, other than under circumstances that are deemed not to require a prospectus under the Swedish Financial Instruments Trading Act (1991:980) (Sw. lag (1991:980) om handel med finansiella instrument). Any offering of securities in Sweden is limited to persons who are “qualified investors” (as defined in the Financial Instruments Trading Act). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering material relating to the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority (FINMA).

This document is personal to the recipient only and not for general circulation in Switzerland.

United Arab Emirates

Neither this document nor the securities have been approved, disapproved or passed on in any way by the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates, nor has the Company received authorization or licensing from the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates to market or sell the securities within the United Arab Emirates. This document does not constitute and may not be used for the purpose of an offer or invitation. No services relating to the securities, including the receipt of applications and/or the allotment or redemption of such shares, may be rendered within the United Arab Emirates by the Company.

No offer or invitation to subscribe for securities is valid or permitted in the Dubai International Financial Centre.

United Kingdom

Neither the information in this document nor any other document relating to the offer has been delivered for approval to the Financial Services Authority in the United Kingdom and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended (“FSMA”)) has been published or is intended to be published in respect of the securities. This document is issued on a confidential basis to “qualified investors” (within the meaning of section 86(7) of FSMA) in the United Kingdom, and the securities may not be offered or sold in the United Kingdom by means of this document, any accompanying letter or any other document, except in circumstances which do not require the publication of a prospectus pursuant to section 86(1) FSMA. This document should not be distributed, published or reproduced, in whole or in part, nor may its contents be disclosed by recipients to any other person in the United Kingdom.

Any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received in connection with the issue or sale of the securities has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in the United Kingdom in circumstances in which section 21(1) of FSMA does not apply to the Company.

In the United Kingdom, this document is being distributed only to, and is directed at, persons (i) who have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005 (“FPO”), (ii) who fall within the categories of persons referred to in Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the FPO or (iii) to whom it may otherwise be lawfully communicated (together “relevant persons”). The investments to which this document relates are available only to, and any invitation, offer or agreement to purchase will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

LEGAL MATTERS

The validity of the securities being offered hereby will be passed upon by Ballard Spahr LLP, Philadelphia, Pennsylvania. Certain legal matters will be passed upon for the underwriters by Reed Smith LLP, New York, New York.

EXPERTS

The audited financial statements of AspenBio Pharma, Inc., included herein have been audited by GHP Horwath, P.C., independent registered public accounting firm, for the periods and to the extent set forth in their report (which contains an explanatory paragraph relating to the Company’s ability to continue as a going concern) appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon the firm’s authority as an expert in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 relating to the securities covered by this prospectus. This prospectus is a part of the registration statement and does not contain all the information in the registration statement. For further information with respect to us and the securities we are offering under this prospectus, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. We also file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy the registration statement, as well as any other material we file with the SEC, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the Public Reference Room. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including AspenBio. The SEC’s Internet site can be found at http://www.sec.gov.

We file periodic reports and other information with the SEC. Such periodic reports and other information are available for inspection and copying at the public reference room and website of the SEC referred to above. We maintain a website at http://www.aspenbiopharma.com. You may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information and other content contained on our website are not part of the prospectus.

The accompanying financial statements and notes thereto, have not been adjusted to reflect the 1-for-6 reverse stock split.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
AspenBio Pharma, Inc.

We have audited the accompanying balance sheets of AspenBio Pharma, Inc. (“the Company”) as of December 31, 2011 and 2010, and the related statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AspenBio Pharma, Inc. as of December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses and negative cash flows from operations that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ GHP HORWATH, P.C.

Denver, Colorado
March 16, 2012

AspenBio Pharma, Inc.

Balance Sheets
December 31,

	2011	2010
ASSETS
Current assets:
Cash and cash equivalents	$2,968,104	$8,908,080
Short term investments (Note 1)	1,003,124	2,932,188
Accounts receivable (Note 1)	35,016	73,176
Prepaid expenses and other current assets	314,800	393,177
Total current assets	4,321,044	12,306,621
Property and equipment, net (Note 2)	2,795,149	3,107,134
Other long term assets, net (Notes 1 and 3)	1,611,652	1,745,350
Total assets	$8,727,845	$17,159,105
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$581,713	$1,126,172
Accrued compensation	47,622	227,570
Accrued expenses	368,406	357,685
Deferred revenue, current portion (Note 9)	—	746,062
Notes and other obligations, current portion (Note 4)	1,074,185	273,861
Total current liabilities	2,071,926	2,731,350
Notes and other obligations, less current portion (Note 4)	2,830,041	2,546,682
Deferred revenue, less current portion (Note 9)	—	633,636
Total liabilities	4,901,967	5,911,668
Commitments and contingencies (Note 9)
Stockholders’ equity (Notes 5 and 6):
Common stock, no par value, 30,000,000 shares authorized; 9,633,321 and 8,028,321 shares issued and outstanding	68,846,796	66,054,554
Accumulated deficit	(65,020,918)	(54,807,117)
Total stockholders’ equity	3,825,878	11,247,437
Total liabilities and stockholders’ equity	$8,727,845	$17,159,105

See Accompanying Notes to Financial Statements

AspenBio Pharma, Inc.

Statements of Operations
Years ended December 31,

	2011	2010	2009
Sales (Note 1)	$219,420	$370,229	$290,872
Cost of sales	16,345	358,094	710,207
Gross profit (loss)	203,075	12,135	(419,335)
Other revenue – fee (Note 9)	62,179	68,394	213,947
Operating expenses:
Selling, general and administrative	5,575,221	7,417,686	6,052,968
Research and development	5,666,221	6,112,405	9,291,637
Total operating expenses	11,241,442	13,530,091	15,344,605
Operating loss	(10,976,188)	(13,449,562)	(15,549,993)
Other income (expense):
Interest income	16,424	61,696	189,429
Interest expense	(196,933)	(194,482)	(200,136)
Gain on contract termination (Note 9)	938,896	—	—
Other income (Note 7)	4,000	244,629	43,135
Total other income, net	762,387	111,843	32,428
Net loss	$(10,213,801)	$(13,337,719)	$(15,517,565)
Basic and diluted net loss per share (Note 1)	$(1.27)	$(1.69)	$(2.34)
Basic and diluted weighted average number of common shares outstanding (Notes 1 and 5)	8,032,718	7,876,081	6,634,490

See Accompanying Notes to Financial Statements

AspenBio Pharma, Inc.

Statements of Stockholders’ Equity
Years ended December 31, 2011, 2010 and 2009

	Common Stock		Accumulated Deficit	Total
	Shares	Amount
Balance, January 1, 2009	6,235,817	$43,839,785	$(25,951,833)	$17,887,952
Common stock options and warrants exercised	227,367	468,640	—	468,640
Stock-based compensation issued for services	—	1,714,936	—	1,714,936
Common stock issued for cash, net of offering costs of $503,735	1,031,000	8,259,765	—	8,259,765
Net loss for the year	—	—	(15,517,565)	(15,517,565)
Balance, December 31, 2009	7,494,184	54,283,126	(41,469,398)	12,813,728
Common stock options exercised	52,209	291,028	—	291,028
Stock-based compensation issued for services	—	2,363,871	—	2,363,871
Common stock issued for cash, net of offering costs of $883,471	481,928	9,116,529	—	9,116,529
Net loss for the year	—	—	(13,337,719)	(13,337,719)
Balance, December 31, 2010	8,028,321	66,054,554	(54,807,117)	11,247,437
Stock-based compensation issued for services	—	1,336,177	—	1,336,177
Common stock issued for cash, net of offering costs of $181,035	1,605,000	1,456,065	—	1,456,065
Net loss for the year	—	—	(10,213,801)	(10,213,801)
Balance, December 31, 2011	9,633,321	$68,846,796	$(65,020,918)	$3,825,878

See Accompanying Notes to Financial Statements

AspenBio Pharma, Inc.

Statements of Cash Flows
Years ended December 31,

	2011	2010	2009
Cash flows from operating activities:
Net loss	$(10,213,801)	$(13,337,719)	$(15,517,565)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation and amortization	490,515	492,160	388,203
Impairment charges	274,941	107,443	565,242
Non-cash charges	—	—	7,995
Amortization of license fee	(62,179)	(68,394)	(213,947)
Stock-based compensation for services	1,336,177	2,363,871	1,714,936
Gain on contract termination	(938,896)	—	—
(Increase) decrease in:
Accounts receivable	38,160	(25,217)	15,235
Prepaid expenses and other current assets	426,825	403,271	846,029
Increase (decrease) in:
Accounts payable	284,543	(419,377)	662,309
Accrued expenses	30,773	(222,652)	167,916
Net cash used in operating activities	(8,332,942)	(10,706,614)	(11,363,647)
Cash flows from investing activities:
Purchases of investment securities	(1,043,192)	(7,628,977)	(2,307,248)
Sales of investment securities	2,972,256	5,206,909	7,436,336
Purchases of property and equipment	(90,100)	(191,509)	(243,769)
Patent and trademark application costs	(228,163)	(309,898)	(352,184)
Net cash provided by (used in) investing activities	1,610,801	(2,923,475)	4,533,135
Cash flows from financing activities:
Repayment of notes payable and other obligations	(673,900)	(236,165)	(350,621)
Net proceeds from issuance of common stock	1,456,065	9,116,529	8,259,765
Proceeds from exercise of warrants and options	—	291,028	468,640
Net cash provided by financing activities	782,165	9,171,392	8,377,784
Net increase (decrease) in cash and cash equivalents	(5,939,976)	(4,458,697)	1,547,272
Cash and cash equivalents, at beginning of year	8,908,080	13,366,777	11,819,505
Cash and cash equivalents, at end of year	$2,968,104	$8,908,080	$13,366,777
Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	$180,915	$194,533	$186,700
Schedule of non-cash investing and financing transactions:
Acquisitions of assets for installment obligations	$454,830	$293,873	$—

See Accompanying Notes to Financial Statements

AspenBio Pharma, Inc.

Notes to Financial Statements

Note 1. Organization and summary of significant accounting policies:

Nature of operations:

AspenBio Pharma, Inc. (the “Company” or “AspenBio Pharma”) was organized on July 24, 2000, as a Colorado corporation. AspenBio Pharma’s business is in the development and commercialization of innovative products that address unmet diagnostic and therapeutic needs. The Company’s lead product candidate, AppyScore, is designed to be a novel blood-based diagnostic test that, if successfully cleared to be marketed by the FDA, will aid, through the test’s negative predictive value, in the evaluation of low risk patients initially suspected of having acute appendicitis, thereby helping address the difficult challenge of triaging possible acute appendicitis patients in the hospital emergency department or urgent care settings.

The Company’s research and development activities are currently focused primarily on a human acute appendicitis blood-based test.

Going concern, management’s plans and basis of presentation:

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has experienced recurring losses and negative cash flows from operations, and at December 31, 2011 had cash and liquid investments of $3,971,000, working capital of $2,249,000, total stockholders’ equity of $3,826,000 and an accumulated deficit of $65,021,000. To date, the Company has in large part, relied on equity financing to fund its operations. The Company expects to continue to incur losses from operations for the near-term and these losses could be significant as product development, contract consulting and other product development related expenses are incurred. The Company believes that its current working capital position will not be sufficient to meet its estimated cash needs for the remainder of 2012. These factors raise substantial doubt about the Company’s ability to continue as a going concern. If the Company does not obtain additional capital, then the Company would potentially be required to reduce the scope of its research and development activities or cease operations. The Company is actively looking to obtain additional financing; however, there can be no assurance that the Company will be able to obtain sufficient additional financing on terms acceptable to the Company, if at all, or that they will not have significantly dilutive effect on the Company’s existing shareholders. The Company is closely monitoring its cash balances, cash needs and expense levels. The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that might result should the Company be unable to continue as a going concern.

The Company’s ability to continue as a going concern depends on the success of management’s plans to bridge such cash shortfalls in 2012, which includes the following:

•	aggressively pursuing additional capital raising activities in 2012;
•	continuing to advance development of the Company’s products, particularly AppyScore;
•	continuing to advance the strategic process to monetize the Company’s animal health business and related intellectual property;
•	continuing to explore prospective partnering or licensing opportunities with complementary opportunities and technologies; and
•	continuing to monitor and implement cost control initiatives to conserve cash.

Cash, cash equivalents and short term investments:

The Company considers all highly liquid investments with an original maturity of three months or less at the date of acquisition to be cash equivalents. From time to time, the Company’s cash account balances exceed the balances as covered by the Federal Deposit Insurance System. The Company has never suffered a loss due to such excess balances.

AspenBio Pharma, Inc.

Notes to Financial Statements

Note 1. Organization and summary of significant accounting policies: - (continued)

The Company invests excess cash from time to time in highly-liquid debt and equity investments of highly-rated entities which are classified as trading securities. The purpose of the investments is to fund research and development, product development, U.S. Food and Drug Administration (the “FDA”) approval-related activities and general corporate purposes. Such amounts are recorded at market values using Level 1 inputs in determining fair value and are classified as current, as the Company does not intend to hold the investments beyond twelve months. Investment securities classified as trading are those securities that are bought and held principally for the purpose of selling them in the near term, with the objective of preserving principal and generating profits. These securities are reported at fair value with unrealized gains and losses reported as an element of other income (expense) in current period earnings. The Board has approved an investment policy covering the investment parameters to be followed with the primary goals being the safety of principal amounts and maintaining liquidity of the fund. The policy provides for minimum investment rating requirements as well as limitations on investment duration and concentrations. Based upon market conditions, the investment guidelines have been tightened to increase the minimum acceptable investment ratings required for investments and shorten the maximum investment term. As of December 31, 2011, 64% of the investment portfolio was in cash equivalents, which is presented as such on the accompanying balance sheet, and the remaining funds were invested in short-term marketable securities with none individually representing more than 16% of the portfolio and none with maturities past June 2012. To date, the Company’s cumulative realized market loss from the investments has not been in excess of $5,000. For the year ended December 31, 2011, there was $1,004 in unrealized loss, $3,505 in realized loss, $1,073 in realized gain for the year and $9,248 in management fees. For the year ended December 31, 2010, there was $1,065 in unrealized income, $1,388 in unrealized loss, $2,023 in realized gain for the year and $17,959 in management fees. For the year ended December 31, 2009, there was $4,709 in unrealized income, there was no realized gain or loss, and $18,271 in management fees.

Fair value of financial instruments:

The Company accounts for financial instruments under Financial Accounting Standards Board (FASB) Accounting Standards Codification Topic (ASC) 820 (formerly Statement of Financial Accounting Standard (SFAS) No. 157), Fair Value Measurements. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. To increase consistency and comparability in fair value measurements, ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels as follows:

Level 1 — quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 — observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model-derived prices whose inputs are observable or whose significant value drivers are observable; and

Level 3 — assets and liabilities whose significant value drivers are unobservable.

Observable inputs are based on market data obtained from independent sources, while unobservable inputs are based on the Company’s market assumptions. Unobservable inputs require significant management judgment or estimation. In some cases, the inputs used to measure an asset or liability may fall into different levels of the fair value hierarchy. In those instances, the fair value measurement is required to be classified using the lowest level of input that is significant to the fair value measurement. Such determination requires significant management judgment. There were no financial assets or liabilities measured at fair value, with the exception of cash, cash equivalents and short-term investments as of December 31, 2011 and December 31, 2010.

The carrying amounts of the Company’s financial instruments (other than cash, cash equivalents and short-term investments as discussed above) approximate fair value because of their variable interest rates and / or short maturities combined with the recent historical interest rate levels.

AspenBio Pharma, Inc.

Notes to Financial Statements

Note 1. Organization and summary of significant accounting policies: - (continued)

Revenue recognition and accounts receivable:

The Company recognizes revenue when product is shipped or delivered depending upon the terms of sale. The Company extends credit to customers generally without requiring collateral. Historically, the Company’s base antigen business has sold products primarily throughout North America. One European customer accounted for approximately 3%, 4%, and 3% of net sales during 2011, 2010 and 2009, respectively. At December 31, 2011, two customers accounted for 73% and 19% of total accounts receivable. At December 31, 2010, two customers accounted for 82% and 13% of total accounts receivable. During the year ended December 31, 2011, two customers accounted for a total of 42% of net sales, each representing 28% and 14%, respectively. During the year ended December 31, 2010, four customers accounted for a total of 58% of net sales, each representing 19%, 18%, 11% and 10%, respectively. During the year ended December 31, 2009, two customers accounted for a total of 37% of net sales, each representing 20% and 17%, respectively.

Revenue is recognized under development and distribution agreements only after the following criteria are met: (i) there exists adequate evidence of the transactions; (ii) delivery of goods has occurred or services have been rendered; and (iii) the price is not contingent on future activity and (iv) collectability is reasonably assured.

The Company monitors its exposure for credit losses and maintains allowances for anticipated losses. The Company records an allowance for doubtful accounts when it is probable that the accounts receivable balance will not be collected. When estimating the allowance, the Company takes into consideration such factors as its day-to-day knowledge of the financial position of specific clients, the industry and size of its clients. A financial decline of any one of the Company’s large clients could have an adverse and material effect on the collectability of receivables and thus the adequacy of the allowance for doubtful accounts receivable. Increases in the allowance are recorded as charges to bad debt expense and are reflected in other operating expenses in the Company’s statements of operations. Write-offs of uncollectible accounts are charged against the allowance. No allowance was considered necessary at December 31, 2011 or 2010.

Property and equipment:

Property and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets, generally twenty-five years for the building, ten years for land improvements, five years for equipment and three years for computer related assets.

Goodwill and other intangible assets:

Goodwill, arose from the initial formation of the Company, and represents the purchase price paid and liabilities assumed in excess of the fair market value of tangible assets acquired. The Company performs a goodwill impairment test in the fourth quarter of each year and has determined that there has been no goodwill impairment. The Company reviews for impairment at least annually, or whenever there is an indication of impairment.

Impairment of long-lived assets:

Management reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Based on its review, including an updated assessment subsequent to year end, management determined that certain costs previously incurred for patents had been impaired during the years ended December 31, 2011 and 2010. Approximately $275,000, $107,000 and $565,000 of such patent costs were determined to be impaired during the years ended December 31, 2011, 2010 and 2009, respectively resulting from management’s decisions not to pursue patents based upon a cost benefit analysis of patent expenses and coverage protection

AspenBio Pharma, Inc.

Notes to Financial Statements

Note 1. Organization and summary of significant accounting policies: - (continued)

in several smaller world markets that were determined to not have the economic or fiscal potential to make the patent pursuit viable. Impairment charges are included in research and development expenses in the accompanying statement of operations.

Research and development:

Research and development costs are charged to expense as incurred.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ significantly from those estimates.

Income taxes:

The Company accounts for income taxes under the asset and liability method, in which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. A valuation allowance is required to the extent any deferred tax assets may not be realizable.

The Company does not have an accrual for uncertain tax positions as of December 31, 2011 and 2010. The Company files corporate income tax returns with the Internal Revenue Service and the State of Colorado, and there are open statutes of limitations for tax authorities to audit the Company’s tax returns from 2008 through the current period.

Stock-based compensation:

AspenBio Pharma accounts for stock-based compensation under ASC 718 (formerly — SFAS No. 123 (revised 2004)), Share-Based Payment. ASC 718 requires the recognition of the cost of employee services received in exchange for an award of equity instruments in the financial statements and is measured based on the grant date fair value of the award. ASC 718 also requires the stock option compensation expense to be recognized over the period during which an employee is required to provide service in exchange for the award (generally the vesting period). The Company estimates the fair value of each stock option at the grant date by using the Black-Scholes option pricing model.

Income (loss) per share:

ASC 260, Earnings Per Share, requires dual presentation of basic and diluted earnings per share (EPS) with a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. Basic EPS excludes dilution. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

Basic earnings (loss) per share includes no dilution and is computed by dividing net earnings (loss) available to stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution of securities that could share in the Company’s earnings (loss). The effect of the inclusion of the dilutive shares would have resulted in a decrease in loss per share. Accordingly, the weighted average shares outstanding have not been adjusted for dilutive shares. Outstanding

AspenBio Pharma, Inc.

Notes to Financial Statements

Note 1. Organization and summary of significant accounting policies: - (continued)

stock options and warrants are not considered in the calculation, as the impact of the potential common shares (totaling approximately 2,984,000, 1,286,000 and 952,000 shares for each of the years ended December 31, 2011, 2010 and 2009, respectively) would be to decrease the net loss per share.

Upon the completion of the 2011 annual shareholders meeting on July 8, 2011 where such actions were approved, the Board of Directors authorized a reverse stock split of the Company’s common stock at a ratio of one-for-five, whereby each five shares of common stock were combined into one share of common stock (the “Reverse Stock Split”). The Reverse Stock Split was effective with respect to shareholders of record at the close of business on July 28, 2011, and trading of the Company’s common stock on the NASDAQ Capital Market began on a split-adjusted basis beginning on July 29, 2011. As a result of the Reverse Stock Split, the total number of shares of common stock outstanding was reduced from approximately 40.1 million shares to approximately 8.0 million shares.

All historical references to shares and share amounts in this report have been retroactively revised to reflect the Reverse Stock Split, the principal effects of which were to:

1.	reduce the number of shares of common stock issued and outstanding by a factor of 5;
2.	increase the per share exercise price of options and warrants by a factor of 5, and decrease the number of shares issuable upon exercise by a factor of 5, for all outstanding options and warrants entitling the holders to purchase shares of the Company’s common stock; and
3.	proportionately reduce the number of shares authorized and reserved for issuance under the Company’s existing equity compensation plans.

A reconciliation of historical basic and diluted weighted average number of shares outstanding retroactively adjusted for the Reverse Stock Split follows:

	December 31, 2010	December 31, 2009
Basic and diluted weighted average number of shares outstanding
Pre-split	39,247,604	33,169,172
Post split	7,876,081	6,634,490

Recently issued and adopted accounting pronouncements:

In April 2010, the FASB issued ASU 2010-17, “Revenue Recognition — Milestone Method (Topic 605): Milestone Method of Revenue Recognition.” The pronouncement provides guidance on the milestone method of revenue recognition for research and development arrangements. Under the milestone method contingent consideration received from the achievement of a substantive milestone is recognized in its entirety in the period in which the milestone is achieved. A milestone is defined as an event (i) that can only be achieved based in whole or in part on either the entity’s performance or on the occurrence of a specific outcome resulting from the entity’s performance, (ii) for which there is substantive uncertainty at the date the arrangement is entered into that the event will be achieved, and (iii) that would result in additional payments being due to the entity. A milestone is substantive if the consideration earned from the achievement of the milestone is consistent with the performance required to achieve the milestone or the increase in value to the collaboration resulting from performance, relates solely to past performance, and is reasonable relative to all of the other deliverables and payments within the arrangement. The adoption of this ASU did not have a material impact on the Company’s financial statements.

Reclassifications:

Certain amounts in the accompanying financial statements for the years ended December 31, 2010 and 2009 have been reclassified to conform to the presentation used in 2011.

AspenBio Pharma, Inc.

Notes to Financial Statements

Note 2. Property and equipment:

Property and equipment consisted of the following as of December 31,:

	2011	2010
Land and improvements	$1,107,508	$1,107,508
Building	2,589,231	2,589,231
Building improvements	251,049	235,946
Laboratory equipment	1,175,047	1,207,241
Office and computer equipment	398,295	378,431
	5,521,130	5,518,357
Less accumulated depreciation	2,725,981	2,411,223
	$2,795,149	$3,107,134

Depreciation expense totaled approximately $402,000, $395,000 and $341,000 for each of years ended December 31, 2011, 2010 and 2009, respectively.

Note 3. Other long-term assets:

Other long-term assets consisted of the following as of December 31,:

	2011	2010
Patents, trademarks and applications, net of accumulated amortization of $273,550 and $190,829	$1,214,748	$1,342,737
Goodwill	387,239	387,239
Other	9,665	15,374
	$1,611,652	$1,745,350

The Company capitalizes legal costs and filing fees associated with obtaining patents on its new discoveries. Once the patents have been issued, the Company amortizes these costs over the shorter of the legal life of the patent or its estimated economic life using the straight-line method. Based upon the current status of the above intangible assets, the aggregate amortization expense is estimated to be approximately $69,000 for each of the next five fiscal years.

Note 4. Notes and other obligations:

Notes payable and installment obligations consisted of the following as of December 31,:

	2011	2010
Mortgage notes	$2,545,312	$2,653,737
Termination obligation (Note 9)	1,152,753	—
Other short-term installment obligations	206,161	166,806
	3,904,226	2,820,543
Less current portion	1,074,185	273,861
	$2,830,041	$2,546,682

Mortgage notes:

The Company has a mortgage facility on its land and building. The mortgage is held by a commercial bank and includes approximately 35% that is guaranteed by the U.S. Small Business Administration (SBA). The loan is collateralized by the real property and is also personally guaranteed by a former officer of the Company. The interest rate on the bank portion is one percentage over the Wall Street Journal Prime Rate (minimum 7%), with 7% being the approximate effective rate for 2011 and 2010, and the SBA portion bears interest at the rate of 5.86%. The commercial bank portion of the loan requires total monthly payments of

AspenBio Pharma, Inc.

Notes to Financial Statements

Note 4. Notes and other obligations: - (continued)

approximately $14,200, which includes approximately $9,200 per month in contractual interest, through June 2013 when the then remaining principal balance is due which is estimated to be approximately $1,607,000 at that time. The SBA portion of the loan requires total monthly payments of approximately $9,200 through July 2023, which includes approximately $4,200 per month in contractual interest and fees.

Other short-term installment obligations:

The Company has executed financing agreements for certain of the Company’s insurance premiums. At December 31, 2011, these obligations totaled $206,000 all of which are due in 2012.

Future maturities:

The Company’s debt obligations including the termination obligation, require minimum annual principal payments of approximately $1,074,000 in 2012, $2,067,000 in 2013, $65,000 in 2014, $68,000 in 2015, $72,000 in 2016 and $558,000 thereafter, through the terms of the agreements. The Company’s Exclusive License Agreement with The Washington University also requires minimum annual royalty payments of $20,000 per year during its term.

Note 5. Stockholders’ equity:

2011 Transactions:

In July 2011 at the annual shareholders meeting the Board of Directors approved an amendment to the Company’s Articles of Incorporation to reduce the authorized common shares from 60 million to 30 million.

In December 2011, the Company completed a registered direct offering of securities consisting of 1,605,000 units for a negotiated price of $1.02 per unit, generating approximately $1,456,000 in net proceeds to the Company. Fees and other expenses totaled $181,000, including a placement fee of 6.79%. Each unit consisted of one share of the Company’s no par value common stock and one warrant to purchase one share of common stock. The exercise price of each warrant is $1.22 per share; the warrants are exercisable beginning June 30, 2012 and expire in June 2017. The purpose of the offering was to raise funds for working capital, new product development and general corporate purposes.

2010 Transactions:

In May 2010, the Company completed a registered direct offering of securities consisting of 481,928 units (Units) for a negotiated price of $20.75 per Unit, generating approximately $9,117,000 in net proceeds to the Company. Fees and other expenses totaled $883,000, including a placement fee of 6.5%. Each Unit consisted of one share of the Company’s no par value common stock and one warrant to purchase 0.285 shares of common stock. Accordingly, a total of 481,928 shares of common stock and warrants to purchase 137,349 shares of common stock were issued. The exercise price of the warrants was $24.10 per share; the warrants were exercisable upon issuance for an eight month term and expired in January 2011. The purpose of the offering was to raise funds for working capital, new product development and general corporate purposes.

During the year ended December 31, 2010, consultants exercised options outstanding under the Company’s 2002 Stock Incentive Plan (the Plan) as amended and approved by the Company’s shareholders, to purchase 52,209 shares of common stock generating $291,028 in cash proceeds to the Company.

2009 Transactions:

During the year ended December 31, 2009, former employees, prior to the termination of their option rights, exercised options outstanding under the Plan to purchase 121,000 shares of common stock generating $438,700 in cash proceeds to the Company, and consultants exercised options to purchase 7,600 shares of common stock generating $29,940 in cash proceeds. A consultant’s options to purchase 10,000 shares of common stock expired upon the consultant’s termination from the Company during 2009. During the year

AspenBio Pharma, Inc.

Notes to Financial Statements

Note 5. Stockholders’ equity: - (continued)

ended December 31, 2009, the holders of 134,185 warrants that were issued for investor relations services elected to exercise those warrants on a cashless basis as provided in the agreements and as a result, were issued 98,767 common shares.

In October 2009, the Company completed a placement of registered securities consisting of 1,031,000 common shares generating $8,260,000 in net proceeds to the Company. Fees and costs totaled $503,735, including a placement agent fee of 5% for certain investors. The purpose of the offering was to raise funds for working capital, new product development and general corporate purposes.

Note 6. Stock options and warrants:

The Company currently provides stock-based compensation to employees, directors and consultants under the Company’s 2002 Stock Incentive Plan, as amended (the “Plan”) and non-qualified options and warrants issued outside of the Plan. The Company estimates the fair value of the share-based awards on the date of grant using the Black-Scholes option-pricing model (the “Black-Scholes model”). Using the Black-Scholes model, the value of the award that is ultimately expected to vest is recognized over the requisite service period in the statement of operations. Option forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Company attributes compensation to expense using the straight-line single option method for all options granted.

The Company’s determination of the estimated fair value of share-based payment awards on the date of grant is affected by the following variables and assumptions:

•	The grant date exercise price – the closing market price of the Company’s common stock on the date of the grant;
•	Estimated option term – based on historical experience with existing option holders;
•	Estimated dividend rates – based on historical and anticipated dividends over the life of the option;
•	Term of the option – based on historical experience, grants have lives of approximately 3 – 5 years;
•	Risk-free interest rates – with maturities that approximate the expected life of the options granted;
•	Calculated stock price volatility – calculated over the expected life of the options granted, which is calculated based on the daily closing price of the Company’s common stock over a period equal to the expected term of the option; and
•	Option exercise behaviors – based on actual and projected employee stock option exercises and forfeitures.

The Company recognized stock-based compensation during the years ended December 31, as follows:

	2011	2010	2009
Stock options to employees and directors	$1,200,118	$2,103,276	$1,570,552
Stock options to consultants for:
Animal health activities	24,446	161,357	35,017
AppyScore activities	54,304	38,064	—
General and other activities	—	—	20,196
Investor relations activities	57,309	61,174	89,171
Total stock-based compensation	$1,336,177	$2,363,871	$1,714,936

AspenBio Pharma, Inc.

Notes to Financial Statements

Note 6. Stock options and warrants: - (continued)

The above expenses are included in the accompanying Statements of Operations for the years ended December 31, in the following categories:

	2011	2010	2009
Selling, general and administrative expenses	$1,281,873	$2,325,807	$1,714,936
Research and development expenses	54,304	38,064	—
Total stock-based compensation	$1,336,177	$2,363,871	$1,714,936

Stock incentive plan options:

The Company currently provides stock-based compensation to employees, directors and consultants under the Company’s 2002 Stock Incentive Plan, as amended (Plan). In July 2011, the Company’s shareholders approved an amendment to the Plan to increase the number of shares reserved under the Plan from 1,360,000 to 1,500,000.

The Company utilized assumptions in the estimation of fair value of stock-based compensation for the years ended December 31, as follows:

	2011	2010	2009
Dividend yield	0%	0%	0%
Expected price volatility	119 to 120%	110 to 119%	113 to 119%
Risk free interest rate	1.32 to 2.14%	1.60 to 2.62%	1.47 to 2.66%
Expected term	5 years	5 years	5 years

A summary of stock option activity under the Company’s Plan for options to employees, officers, directors and consultants, for the year ended December 31, 2011, is presented below:

	Shares Underlying Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at January 1, 2011	1,103,358	$10.60
Granted	313,600	3.19
Exercised	—	—
Forfeited	(125,473)	8.75
Outstanding at December 31, 2011	1,291,485	$8.99	6.8	$—
Exercisable at December 31, 2011	757,664	$11.14	5.4	$—

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company’s closing stock price on December 31, 2011 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders, had all option holders been able to, and in fact had, exercised their options on December 31, 2011.

During the year ended December 31, 2011, 313,600 stock options were granted under the Plan to employees, officers, directors, and consultants with a weighted average fair value at the grant date of $3.19 per option. Included in the 313,600 options issued, existing directors and officers were granted a total of 245,000 options at an exercise price of $3.17 per share and existing employees were granted 25,900 options at an exercise price of $3.05 per share, all vesting over a three-year period annually in arrears and expiring in ten years. Four newly hired employees were granted a total of 2,700 options at $3.31 per share, all vesting over a three-year period annually in arrears and expiring in ten years. The Company also issued 40,000 non-qualified options to a consultant at an exercise price of $3.40 per share which expire in ten years. These non-qualified options are performance related with vesting tied to achieving specific AppyScore clinical and regulatory

AspenBio Pharma, Inc.

Notes to Financial Statements

Note 6. Stock options and warrants: - (continued)

milestones. During the year ended December 31, 2010, 279,600 stock options were granted under the Plan to employees, officers, directors and consultants with a weighted average fair value at the grant date of $8.55 per option. During the year ended December 31, 2009, there were 412,100 options granted under the Plan to employees, officers, directors and consultants with a weighted average fair value at the grant date of $8.25 per option.

During the year ended December 31, 2011, no options were exercised. During the year ended December 31, 2010, consultants exercised 52,209 options outstanding under the Company’s Plan generating $291,028 in cash and which had an intrinsic value when exercised of $371,130. During the year ended December 31, 2009, 128,600 options were exercised by employees, a former officer, and consultants at an average of $3.65 per that had an intrinsic value totaling $1,285,000.

During the year ended December 31, 2011, a total of 125,473 options granted under the Plan were forfeited, 68,413 of which were vested and 57,060 which were unvested. The options were exercisable at an average of $8.75 per share and were forfeited upon the employees’, officers and consultant’s termination from the Company. During the year ended December 31, 2010, a total of 9,140 options were forfeited, 2,667 of which were vested and 6,473 were unvested. The options were exercisable at an average of $13.25 per share and were forfeited upon the employees’ terminations from the Company. During the year ended December 31, 2009, a total of 70,720 options were forfeited, 26,667 of which were vested and 44,053 were unvested. The options were exercisable at an average of $13.40 per share and were forfeited upon the employees’, officer and advisor terminations from the Company.

The total fair value of stock options granted to employees, directors and consultants that vested and became exercisable during the years ended December 31, 2011, 2010 and 2009, was $2,063,000, $2,327,000 and $964,000, respectively. Based upon the Company’s experience, approximately 85% of the outstanding stock options, or approximately 1,098,000 options, are expected to vest in the future, under their terms.

A summary of the activity of non-vested options under the Company’s Plan to acquire common shares granted to employees, officers, directors and consultants during the year ended December 31, 2011 is presented below:

Nonvested Shares	Nonvested Shares Underlying Options	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value
Nonvested at January 1, 2011	506,063	$10.80	$8.33
Granted	313,600	3.19	2.64
Vested	(228,782)	12.31	9.02
Forfeited	(57,060)	8.63	7.04
Nonvested at December 31, 2011	533,821	$5.94	$4.83

At December 31, 2011, based upon employee, officer, director and consultant options granted to that point, there was approximately $1,096,000 additional unrecognized compensation cost related to stock options that will be recorded over a weighted average future period of approximately two years.

Subsequent to December 31, 2011, 121,533 options related to employee terminations expired which were exercisable at an average of $7.40 per share.

Other common stock purchase options and warrants:

As of December 31, 2011, in addition to the stock incentive plan options discussed above, the Company had outstanding 1,693,000 non-qualified options and warrants in connection with offering warrants, an officer’s employment and investor relations consulting.

AspenBio Pharma, Inc.

Notes to Financial Statements

Note 6. Stock options and warrants: - (continued)

The Company utilized assumptions in the estimation of the fair value of stock-based compensation for the years ended December 31, as follows:

	2011	2010	2009
Dividend yield	0%	0%	0%
Expected price volatility	119 to 145%	128 to 130%	71 to 128%
Risk free interest rate	1.20 to 1.95%	1.26 to 1.70%	1.14 to 1.62%
Expected term	3 to 10 years	3 years	3 years

Operating expenses for the years ended December 31, 2011, 2010 and 2009, include $92,000, $61,000 and $89,000, respectively, for the value of the non-qualified options and warrants.

Following is a summary of such outstanding options for the year ended December 31, 2011:

	Shares Underlying Options / Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at January 1, 2011	182,855	$25.15
Granted	1,675,000	1.34
Forfeited	(164,855)	26.56
Outstanding at December 31, 2011	1,693,000	$1.45	5.5	$—
Exercisable at December 31, 2011	40,500	$8.18	1.6	$—

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company’s closing stock price on December 31, 2011 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders, had all option holders been able to, and in fact had, exercised their options on December 31, 2011.

During the year ended December 31, 2011, the Company hired a Vice President of Marketing and Business who previously had a consulting relationship with the Company. As part of the employment arrangement, the Board approved an employment-inducement grant made outside of the Company’s Stock 2002 Incentive Plan, and he was granted 40,000 options for services exercisable at $3.25 per share. The options vest equally over a three year period on the first, second and third anniversary of the grant date and expire in ten years. Also, during the year ended December 31, 2011, an investor relations firm was granted 30,000 warrants to purchase shares of common stock which are scheduled to vest at 2,500 shares per month over the twelve months from the date of grant and are exercisable at $5.00 per share and expire in three years.

In December 2011, the Company closed a $1.6 million registered direct offering consisting of 1,605,000 shares of the Company’s no par value common stock and 1,605,000 warrants. The warrants which are included in the table above are not exercisable until June 30, 2012 at an exercise price of $1.22 per common share, and expire in June 2017. During the year ended December 31, 2011, 27,506 investor relations consultant options were forfeited of which 9,000 were exercisable at $60.00 per share, 7,506 options were exercisable at $30.05 per share, 10,000 options were exercisable at $27.85 per share, and 1,000 at $24.95 per share. In addition 137,349 warrants granted at $24.10 per share in connection with the 2010 public registered direct offering expired.

During the year ended December 31, 2010, 143,349 stock options and warrants were granted under to an investor relations firm and under a registered direct offering with a weighted average fair value at the grant date of $23.50 per option. During the year ended December 31, 2009, there were 12,000 options granted to an investor relations firm with a weighted average fair value at the grant date of $13.30 per option.

AspenBio Pharma, Inc.

Notes to Financial Statements

Note 6. Stock options and warrants: - (continued)

During the years ended December 31, 2011 and 2010, no options were exercised. During the year ended December 31, 2009, 134,185 options and warrants were exercised at an average of $8.45 per share that had an intrinsic value totaling $3,141,000.

The total fair value of stock options granted to an investor relations consulting firm that vested and became exercisable during the years ended December 31, 2011, 2010 and 2009, was $61,000, $61,000 and $89,000, respectively.

A summary of the activity of nonvested, non-qualified options and warrants in connection with employment and investor relations consulting services during the year ended December 31, 2011, is presented below:

Nonvested Shares	Nonvested Shares Underlying Options	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value
Nonvested at January 1, 2011	—	$—	$—
Granted	70,000	4.00	2.69
Vested	(22,500)	5.00	2.70
Forfeited	—	—	—
Nonvested at December 31, 2011	47,500	$3.53	$2.69

At December 31, 2011, there was approximately $97,000 in unrecognized cost for non-qualified options and warrants that will be recorded over a weighted average future period of approximately one year.

Subsequent to December 31, 2011, 3,000 investor relations options which were exercisable at $24.95 per share expired.

Note 7. Other income:

In 2010, the Company received $244,479 from the U.S. Department of Treasury under the qualifying therapeutic discovery project under Section 48D of the Internal Revenue Code which is included in other income for the year ended December 31, 2010.

Note 8. Income taxes:

Income taxes at the federal statutory rate are reconciled to the Company’s actual income taxes as follows:

	2011	2010	2009
Federal income tax benefit at 34%	$(3,473,000)	$(4,535,000)	$(5,276,000)
State income tax net of federal tax effect	(306,000)	(400,000)	(479,000)
Permanent items	504,000	881,000	(258,000)
Valuation allowance	3,275,000	4,054,000	6,013,000
	$—	$—	$—

As of December 31, 2011, the Company has net operating loss carry forwards of approximately $62 million for federal and state tax purposes, which are available to offset future taxable income, if any, expiring through December 2031. A valuation allowance was recorded at December 31, 2011 due to the uncertainty of realization of deferred tax assets in the future.

AspenBio Pharma, Inc.

Notes to Financial Statements

Note 8. Income taxes: - (continued)

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities at December 31, 2011 and 2010, are as follows:

	2011	2010
Deferred tax assets (liabilities):
Net operating loss and credit carry forwards	$22,767,000	$19,164,000
Inventories	4,000	318,000
Property and equipment	8,000	4,000
Patents and other intangible assets	23,000	55,000
Other	11,000	12,000
Deferred revenue	—	340,000
Research and development credit	692,000	650,000
Deferred tax asset	23,505,000	20,543,000
Valuation allowance	(23,505,000)	(20,543,000)
	$—	$—

Note 9. Commitments and contingencies:

Commitments:

Effective May 1, 2004 Washington University in St. Louis (WU) and AspenBio entered into The Exclusive License Agreement (WU License Agreement) which grants AspenBio exclusive license and right to sublicense WU’s technology (as defined under the WU License Agreement) for veterinary products worldwide, except where such products are prohibited under U.S. laws for export. The term of the WU License Agreement continues until the expiration of the last of WU’s patents (as defined in the WU License Agreement) to expire. AspenBio has agreed to pay minimum annual royalties of $20,000 annually during the term of the WU License Agreement and such amounts are creditable against future royalties. Royalties payable to WU under the WU License Agreement for covered product sales by AspenBio carry a mid-single digit royalty rate and for sublicense fees received by AspenBio carry a low double-digit royalty rate. The WU License Agreement contains customary terms for confidentiality, prosecution and infringement provisions for licensed patents, publication rights, indemnification and insurance coverage. The WU License Agreement is cancelable by AspenBio with ninety days advance notice at any time and by WU with sixty days advance notice if AspenBio materially breaches the WU License Agreement and fails to cure such breach.

The animal health technology, licensed from WU in 2004 and further developed at AspenBio, focuses on reproduction drugs, initially in the bovine, to be followed by other livestock species of economic importance. The bovine drugs were sub-licensed in 2008 to Novartis Animal Health (“NAH” or “Novartis”) under a long-term world-wide development and marketing agreement. Between 2008 and 2011, substantial investment and progress in product, regulatory and clinical activities were made on the bovine drug products.

Under the 2008, exclusive license and commercialization agreement (the “NAH License Agreement”) with Novartis the Company received an upfront cash payment of $2,000,000, of which 50% was non-refundable upon signing the agreement, and the balance of which was subject to certain conditions and milestones. In 2010, the conditions associated with $100,000 of such milestones were satisfied. As of the November 15, 2011 execution of the termination agreement, discussed below, the $900,000 remaining milestone payment was unachieved.

Revenue recognition related to the NAH License Agreement and WU Agreement was based primarily on the Company’s consideration of Accounting Standards Codification No. 808-10-45 (EITF 07-1), “Accounting for Collaborative Arrangements”, paragraphs 16 – 20. For financial reporting purposes, the up-front license fees received from the NAH License Agreement, net of the amounts due to WU, were recorded as deferred revenue and were being amortized over the term of the NAH License Agreement. The non-refundable net

AspenBio Pharma, Inc.

Notes to Financial Statements

Note 9. Commitments and contingencies: - (continued)

amount of $810,000 was being amortized as deferred revenue income to amortized license fee revenue over the 152 month original license period. Milestone contingent revenue was recognized into income commencing with the date such milestones were achieved. During the year ended December 31, 2010, milestones totaling $100,000 were achieved, triggering the commencement of amortization of $100,000 of deferred revenue over the then remaining license period. During the years ended December 31, 2011, 2010 and 2009, $62,179, $68,394 and $63,947, respectively, was recorded as the amortized license fee revenue arising from the NAH License Agreement. Cumulatively, from inception through November 15, 2011, the date of the termination Agreement, $242,481 had been recorded as the amortized license fee revenue arising from the NAH License Agreement. As of December 31, 2010 deferred revenue totaled $1,379,698 and net shared development costs totaled $760,147, payable to NAH under the Novartis License Agreement. As of the date of termination, future amortization of the deferred revenue was terminated.

A pilot study was completed during late 2010 using the bovine LH drug and subsequently NAH informed us that preliminary pilot study results revealed that the pilot study did not demonstrate the outcomes as defined in the success criteria, and NAH had requested a refund of the contingent $900,000 milestone payment that was tied to the pilot study outcome and notified us that they wished to terminate the agreements. On November 15, 2011, AspenBio and Novartis executed a Termination and Settlement Agreement (“Termination Agreement”) that provided for the termination of the existing agreements between the Company and NAH. Under the terms of the Termination Agreement, the Company will pay to NAH the refundable $900,000 milestone payment and a negotiated amount totaling $475,000 of the Company’s portion of net shared development expenses. The settlement amount is payable in quarterly installments commencing upon execution of the Termination Agreement. Upon execution of the Termination Agreement, the Company gained access to and use of all development and research materials and protocols developed under the prior NAH agreements. All of NAH’s rights under the prior agreements will be terminated in full once the Company pays the settlement amount in full.

As a result of the Termination Agreement with Novartis, the Company agreed to pay $150,000 upon signing the agreement and six equal quarterly installments thereafter, of $204,000 each. The Company discounted this future payment stream at an assumed interest rate of 7% (which represents the rate management believes it could have obtained for similar financings) resulting in a net liability at termination of $1,303,000. This obligation requires principal payments of approximately $755,000 in 2012 with the remaining balance of $398,000 due in 2013.

Upon execution of the Termination Agreement with Novartis, the Company recorded a gain of $938,896, arising from the elimination of both the $900,000 in remaining deferred revenue and the net accounts payable to Novartis the total of which exceeded the net recorded settlement obligation to Novartis. Net cash expenses of approximately $7,500 were incurred by the Company on the transaction.

Other commitments:

As of December 31, 2011, the Company has employment agreements with three officers providing aggregate annual minimum commitments totaling $650,000. The agreements automatically renew at the end of each year unless terminated by either party and contain customary confidentiality and benefit provisions.

Contingencies:

On September 1, 2010, the Company received a complaint, captioned Mark Chipman v. AspenBio Pharma, Inc., Case No. 2:10-cv-06537-GW-JC. The complaint was filed in the U.S. District Court in the Central District of California by an individual investor. The complaint includes allegations of fraud, negligent misrepresentation, violations of Section 10(b) of the Securities Exchange Act of 1934 (“Exchange Act”) and Securities and Exchange Commission (“SEC”) Rule 10b-5, and violations of Sections 25400 and 25500 of the California Corporations Code, all related to the Company’s blood-based acute appendicitis test in development known as AppyScore. On the Company’s motion, the action was transferred to the U.S. District

AspenBio Pharma, Inc.

Notes to Financial Statements

Note 9. Commitments and contingencies: - (continued)

Court for the District of Colorado by order dated January 21, 2011. The action has been assigned a District of Colorado Civil Case No. 11-cv-00163-REB-KMT. On September 7, 2011, the plaintiff filed an amended complaint. Based on a review of the amended complaint, the Company believes that the plaintiff’s allegations are without merit, and intends to vigorously defend against these claims. On October 7, 2011, the Company filed a motion to dismiss the amended complaint, and the plaintiff’s response and the Company’s reply thereto were subsequently filed. The motion is pending, awaiting a decision by the court.

On October 1, 2010, the Company received a complaint, captioned John Wolfe, individually and on behalf of all others similarly situated v. AspenBio Pharma, Inc. et al., Case No. CV10 7365. This federal securities purported class action was filed in the U.S. District Court in the Central District of California on behalf of all persons, other than the defendants, who purchased common stock of the Company during the period between February 22, 2007 and July 19, 2010, inclusive. The complaint names as defendants certain officers and directors of the Company during such period. The complaint includes allegations of violations of Section 10(b) of the Exchange Act and SEC Rule 10b-5 against all defendants, and of Section 20(a) of the Exchange Act against the individual defendants, all related to the Company’s blood-based acute appendicitis test in development known as AppyScore. On the Company’s motion, this action was also transferred to the U.S. District Court for the District of Colorado by order dated January 21, 2011. The action has been assigned a District of Colorado Civil Case No. 11-cv-00165-REB-KMT. On July 11, 2011, the court appointed a lead plaintiff and approved lead counsel. On August 23, 2011, the lead plaintiff filed an amended putative class action complaint, alleging the same class period. Based on a review of the amended complaint, the Company and the individual defendants believe that the plaintiffs’ allegations are without merit and intend to vigorously defend against these claims. On October 7, 2011, the Company filed a motion to dismiss the amended complaint, and the plaintiff’s response and the Company’s reply thereto were subsequently filed. The motion is pending, awaiting a decision by the court.

On January 4, 2011, a plaintiff filed a complaint in the U.S. District Court for the District of Colorado captioned Frank Trpisovsky v. Pusey, et al., Civil Action No. 11-cv-00023-PAB-BNB, that purports to be a shareholder derivative action on behalf of the Company against thirteen individual current or former officers and directors. The complaint also names the Company as a nominal defendant. The plaintiff asserts violations of Section 14(a) of the Exchange Act, SEC Rule 14a-9, breach of fiduciary duty, waste of corporate assets, and unjust enrichment. On motion of the Company and the individual defendants, the U.S. District Court has stayed this derivative action by order dated March 15, 2011, and this action continues to be stayed. The Company believes that the plaintiff lacks standing to proceed with this action and intends to challenge the plaintiff’s standing if and when the stay is lifted.

In the ordinary course of business and in the general industry in which the Company is engaged, it is not atypical to periodically receive a third party communication which may be in the form of a notice, threat, or ‘cease and desist’ letter concerning certain activities. For example, this can occur in the context of the Company’s pursuit of intellectual property rights. This can also occur in the context of operations such as the using, making, having made, selling, and offering to sell products and services, and in other contexts. The Company intends to make a rational assessment of each situation on a case-by-case basis as such may arise. The Company periodically evaluates its options for trademark positions and considers a full spectrum of alternatives for trademark protection and product branding.

AspenBio Pharma, Inc.

Notes to Financial Statements

Note 10. Supplemental data: Selected quarterly financial information (unaudited)

	March 31,	June 30,	September 30,	December 31,
Fiscal 2011 quarters ended:
Total revenues	$97,000	$55,000	$22,000	$45,000
Gross margin	$85,000	$52,000	$22,000	$44,000
Net loss	$(2,806,000)	$(2,787,000)	$(3,064,000)	$(1,557,000)
Loss per share – Basic and diluted	$(0.35)	$(.35)	$(0.38)	$(0.16)
Market price of common stock
High	$4.25	$3.94	$3.75	$2.92
Low	$2.80	$3.10	$2.40	$.97
Fiscal 2010 quarters ended:
Total revenues	$142,000	$59,000	$80,000	$89,000
Gross margin (loss)	$77,000	$25,000	$(70,000)	$(20,000)
Net loss	$(3,871,000)	$(3,422,000)	$(3,052,000)	$(2,993,000)
Loss per share – Basic and diluted	$(0.50)	$(0.45)	$(0.40)	$(0.40)
Market price of common stock
High	$11.85	$23.20	$5.60	$3.55
Low	$9.55	$4.75	$2.45	$1.60

AspenBio Pharma, Inc.

Balance Sheets

	March 31, 2012 (Unaudited)	December 31, 2011
ASSETS
Current assets:
Cash and cash equivalents	$1,316,462	$2,968,104
Short term investments (Note 1)	561,778	1,003,124
Accounts receivable (Note 7)	6,988	35,016
Prepaid expenses and other current assets	205,757	314,800
Total current assets	2,090,985	4,321,044
Property and equipment, net (Notes 2 and 4)	2,701,548	2,795,149
Other long term assets, net (Note 3)	1,574,077	1,611,652
Total assets	$6,366,610	$8,727,845
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$460,578	$581,713
Accrued compensation	17,753	47,622
Accrued expenses	209,753	368,406
Notes and other obligations, current portion (Note 4)	966,011	1,074,185
Total current liabilities	1,654,095	2,071,926
Notes and other obligations, less current portion (Note 4)	2,602,912	2,830,041
Total liabilities	4,257,007	4,901,967
Commitments and contingencies (Note 7)
Stockholders’ equity (Notes 5, 6 and 8):
Common stock, no par value, 30,000,000 shares authorized; 9,633,321 shares issued and outstanding, each period	69,068,792	68,846,796
Accumulated deficit	(66,959,189)	(65,020,918)
Total stockholders’ equity	2,109,603	3,825,878
Total liabilities and stockholders’ equity	$6,366,610	$8,727,845

See Accompanying Notes to Unaudited Condensed Financial Statements

AspenBio Pharma, Inc.

Statements of Operations
Three Months Ended March 31
(Unaudited)

	2012	2011
Sales (Note 7)	$7,275	$97,316
Cost of sales	184	12,827
Gross profit	7,091	84,489
Other revenue – fee	—	17,765
Operating expenses:
Selling, general and administrative	1,204,675	1,603,473
Research and development	676,618	1,271,995
Total operating expenses	1,881,293	2,875,468
Operating loss	(1,874,202)	(2,773,214)
Other expense, net (primarily interest)	(64,069)	(32,620)
Net loss	$(1,938,271)	$(2,805,834)
Basic and diluted net loss per share (Note 1)	$(.20)	$(.35)
Basic and diluted weighted average number of shares outstanding (Note 1)	9,633,321	8,028,321

See Accompanying Notes to Unaudited Condensed Financial Statements

AspenBio Pharma, Inc.

Statements of Cash Flows
Three Months Ended March 31
(Unaudited)

	2012	2011
Cash flows from operating activities:
Net loss	$(1,938,271)	$(2,805,834)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation for services	221,996	383,348
Depreciation and amortization	112,325	134,103
Amortization of license fee	—	(17,765)
Impairment charges	41,950	16,361
Decrease in:
Accounts receivable	28,028	5,137
Prepaid expenses and other current assets	109,043	91,083
Increase (decrease) in:
Accounts payable	(121,135)	224,589
Accrued expenses	(188,522)	491,767
Deferred revenue	—	(675,000)
Net cash used in operating activities	(1,734,586)	(2,152,211)
Cash flows from investing activities:
Sales of short-term investments	441,346	1,692,259
Purchases of property and equipment	—	(43,974)
Purchases of patent and trademark application costs	(23,099)	(109,903)
Net cash provided by investing activities	418,247	1,538,382
Cash flows from financing activities:
Repayment of notes payable and other obligations	(335,303)	(153,437)
Net cash used in financing activities	(335,303)	(153,437)
Net decrease in cash and cash equivalents	(1,651,642)	(767,266)
Cash and cash equivalents at beginning of period	2,968,104	8,908,080
Cash and cash equivalents at end of period	$1,316,462	$8,140,814
Supplemental disclosure of cash flow information:
Cash paid during the period for interest	$64,768	$44,686

See Accompanying Notes to Unaudited Condensed Financial Statements

AspenBio Pharma, Inc.

Notes to Condensed Financial Statements
(Unaudited)

INTERIM FINANCIAL STATEMENTS

The accompanying financial statements of AspenBio Pharma, Inc. (the “Company,” “we,” ”AspenBio” or “AspenBio Pharma”) have been prepared in accordance with the instructions to quarterly reports on Form 10-Q. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and changes in financial position at March 31, 2012 and for all periods presented have been made. Certain information and footnote data necessary for fair presentation of financial position and results of operations in conformity with accounting principles generally accepted in the United States of America have been condensed or omitted. It is therefore suggested that these financial statements be read in conjunction with the summary of significant accounting policies and notes to financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011. The results of operations for the period ended March 31, 2012 are not necessarily an indication of operating results for the full year.

Going concern, management’s plans and basis of presentation:

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has experienced recurring losses and negative cash flows from operations, and at March 31, 2012 had cash and liquid investments of $1,878,000, working capital of $437,000, total stockholders’ equity of $2,110,000 and an accumulated deficit of $66,959,000. To date, the Company has in large part relied on equity financing to fund its operations. The Company expects to continue to incur losses from operations for the near-term and these losses could be significant as product development, contract consulting and other product development related expenses are incurred. The Company believes that its current working capital position will not be sufficient to meet its estimated cash needs for the remainder of 2012. These factors raise substantial doubt about the Company’s ability to continue as a going concern. If the Company does not obtain additional capital, then the Company would potentially be required to reduce the scope of its research and development activities or cease operations. The Company is actively looking to obtain additional financing; however, there can be no assurance that the Company will be able to obtain sufficient additional financing on terms acceptable to the Company, if at all, or that such financing will not have a significantly dilutive effect on the Company’s existing shareholders. The Company is closely monitoring its cash balances, cash needs and expense levels. The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that might result should the Company be unable to continue as a going concern.

The Company’s ability to continue as a going concern depends on the success of management’s plans to bridge such cash shortfalls in 2012, which includes the following:

•	aggressively pursuing additional capital raising activities in 2012;
•	continuing to advance development of the Company’s products, particularly AppyScore;
•	continuing to advance the strategic process to monetize the Company’s animal health business and related intellectual property;
•	continuing to explore prospective partnering or licensing opportunities with complementary opportunities and technologies; and
•	continuing to monitor and implement cost control initiatives to conserve cash.

AspenBio Pharma, Inc.

Notes to Condensed Financial Statements
(Unaudited)

Note 1. Significant accounting policies:

Cash, cash equivalents and investments:

The Company considers all highly liquid investments with an original maturity of three months or less at the date of acquisition to be cash equivalents. From time to time, the Company’s cash account balances exceed the balances as covered by the Federal Deposit Insurance System. The Company has never suffered a loss due to such excess balances.

The Company invests excess cash from time to time in highly-liquid debt and equity investments of highly-rated entities which are classified as trading securities. The purpose of the investments is to fund research and development, product development, United States Food and Drug Administration (the “FDA”) approval-related activities and general corporate purposes. Such amounts are recorded at market values using Level 1 inputs in determining fair value and are classified as current, as the Company does not intend to hold the investments beyond twelve months. Investment securities classified as trading are those securities that are bought and held principally for the purpose of selling them in the near term, with the objective of preserving principal and generating profits. These securities are reported at fair value with unrealized gains and losses reported as an element of other (expense) income in current period earnings. The Company’s Board of Directors has approved an investment policy covering the investment parameters to be followed with the primary goals being the safety of principal amounts and maintaining liquidity of the fund. The policy provides for minimum investment rating requirements as well as limitations on investment duration and concentrations. Based upon market conditions, the investment guidelines have been tightened to increase the minimum acceptable investment ratings required for investments and shorten the maximum investment term. As of March 31, 2012, 63% of the investment portfolio was in cash and cash equivalents, which is presented as such on the accompanying balance sheet, and the remaining funds were invested in short-term marketable securities with none individually representing more than 13% of the portfolio and none with maturities past June 30, 2012. To date, the Company’s cumulative realized market loss from the investments has not been in excess of $5,000. For the three months ended March 31, 2012, there was approximately $1,260 in unrealized income, no realized gain or loss, and $657 in management fees. For the three months ended March 31, 2011, there was approximately $374 in unrealized income, no realized gain or loss, and $3,604 in management fees.

Fair value of financial instruments:

The Company accounts for financial instruments under Financial Accounting Standards Board (FASB) Accounting Standards Codification Topic (ASC) 820 (formerly Statement of Financial Accounting Standard (SFAS) No. 157), Fair Value Measurements. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. To increase consistency and comparability in fair value measurements, ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels as follows:

Level 1 — quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 — observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model-derived prices whose inputs are observable or whose significant value drivers are observable; and

Level 3 — assets and liabilities whose significant value drivers are unobservable.

Observable inputs are based on market data obtained from independent sources, while unobservable inputs are based on the Company’s market assumptions. Unobservable inputs require significant management judgment or estimation. In some cases, the inputs used to measure an asset or liability may fall into different levels of the fair value hierarchy. In those instances, the fair value measurement is required to be classified using the lowest level of input that is significant to the fair value measurement. Such determination requires significant

AspenBio Pharma, Inc.

Notes to Condensed Financial Statements
(Unaudited)

Note 1. Significant accounting policies: - (continued)

management judgment. There were no financial assets or liabilities measured at fair value, with the exception of cash, cash equivalents and short-term investments as of March 31, 2012 and December 31, 2011.

The carrying amounts of the Company’s financial instruments (other than cash, cash equivalents and short-term investments as discussed above) approximate fair value because of their variable interest rates and/or short maturities combined with the recent historical interest rate levels.

Recently issued and adopted accounting pronouncements:

The Company has evaluated all recently issued accounting pronouncements and believes such pronouncements do not have a material effect on the Company’s financial statements.

Reclassifications:

Certain amounts in the accompanying financial statements for the three months ended March 31, 2011 have been reclassified to conform to the presentation used in 2012.

Income (loss) per share:

ASC 260, Earnings Per Share, requires dual presentation of basic and diluted earnings per share (EPS) with a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. Basic EPS excludes dilution. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

Basic earnings (loss) per share includes no dilution and is computed by dividing net earnings (loss) available to shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution of securities that could share in the Company’s earnings (loss). The effect of the inclusion of the dilutive shares would have resulted in a decrease in loss per share. Accordingly, the weighted average shares outstanding have not been adjusted for dilutive shares. Outstanding stock options and warrants are not considered in the calculation, as the impact of the potential common shares (totaling approximately 2,862,000 shares as of March 31, 2012 and 1,281,000 shares as of March 31, 2011) would be to decrease the net loss per share.

Upon the completion of the 2011 annual shareholders meeting on July 8, 2011 where such actions were approved, the Board of Directors authorized a reverse stock split of the Company’s common stock at a ratio of one-for-five, whereby each five shares of common stock were combined into one share of common stock (the “Reverse Stock Split”). The Reverse Stock Split was effective with respect to shareholders of record at the close of business on July 28, 2011, and trading of the Company’s common stock on the NASDAQ Capital Market began on a split-adjusted basis beginning on July 29, 2011. As a result of the Reverse Stock Split, the basic and diluted weighted average number of shares outstanding for the three months ended March 31, 2011 was reduced from approximately 40.1 million shares to approximately 8.0 million shares. All historical references to shares and share amounts in this report have been retroactively revised to reflect the Reverse Stock Split.

AspenBio Pharma, Inc.

Notes to Condensed Financial Statements
(Unaudited)

Note 2. Property and equipment:

Property and equipment consisted of the following:

	March 31, 2012 (Unaudited)	December 31, 2011
Land and improvements	$1,107,508	$1,107,508
Building	2,589,231	2,589,231
Building improvements	251,049	251,049
Laboratory equipment	1,175,047	1,175,047
Office and computer equipment	398,295	398,295
	5,521,130	5,521,130
Less accumulated depreciation	(2,819,582)	(2,725,981)
	$2,701,548	$2,795,149

Depreciation expense totaled approximately $94,000 and $100,000 for the three month periods ended March 31, 2012 and 2011, respectively.

Note 3. Other long-term assets:

Other long-term assets consisted of the following:

	March 31, 2012 (Unaudited)	December 31, 2011
Patents, trademarks and applications, net of accumulated amortization of $290,848 and $273,550	$1,178,599	$1,214,748
Goodwill	387,239	387,239
Other	8,239	9,665
Other	$1,574,077	$1,611,652

The Company capitalizes legal costs and filing fees associated with obtaining patents on its new discoveries. Once the patents have been issued, the Company amortizes these costs over the shorter of the legal life of the patent or its estimated economic life using the straight-line method. Based upon the current status of the above intangible assets, the aggregate amortization expense is estimated to be approximately $69,000 for each of the next five fiscal years.

Note 4. Notes and Other Obligations:

Notes payable and installment obligations consisted of the following:

	March 31, 2012 (Unaudited)	December 31, 2011
Mortgage notes	$2,517,791	$2,545,312
Termination obligation	968,821	1,152,753
Other short-term installment obligations	82,311	206,161
	3,568,923	3,904,226
Less current portion	(966,011)	(1,074,185)
	$2,602,912	$2,830,041

AspenBio Pharma, Inc.

Notes to Condensed Financial Statements
(Unaudited)

Note 4. Notes and Other Obligations: - (continued)

Mortgage notes:

The Company has a mortgage facility on its land and building. The mortgage is held by a commercial bank and includes approximately 35% that is guaranteed by the U. S. Small Business Administration (SBA). The loan is collateralized by the real property and is also personally guaranteed by a former officer of the Company. The interest rate on the bank portion is one percentage over the Wall Street Journal Prime Rate (minimum 7%), with 7% being the approximate effective rate for 2012 and 2011, and the SBA portion bears interest at the rate of 5.86%. The commercial bank portion of the loan requires total monthly payments of approximately $14,200, which includes approximately $9,700 per month in contractual interest, through June 2013 when the then remaining principal balance is due which is estimated to be approximately $1,578,000 at that time. The SBA portion of the loan requires total monthly payments of approximately $9,200 through July 2023, which includes approximately $4,300 per month in contractual interest and fees.

Termination obligation:

In November 2011, the Company entered into a Termination Agreement with Novartis Animal Health, Inc. Under the agreement, the termination obligation totaled $1,374,000, which was payable $150,000 upon signing the Termination Agreement and six equal subsequent quarterly installments of $204,000 each. The Company discounted these obligations at an assumed interest rate of 7% (which represents the rate management believes it could have borrowed at for similar financings). At March 31, 2012, the remaining outstanding termination obligation totaled $968,821. This obligation requires principal payments of approximately $571,000 in the remainder of 2012 and the balance of $398,000 due in 2013.

Other short-term installment obligations:

The Company has executed financing agreements for certain of the Company’s insurance premiums. At March 31, 2012, these obligations totaled $82,000, all of which are due in 2012.

Future maturities:

The Company’s total debt obligations require minimum annual principal payments of approximately $739,000 for the remainder of 2012, $2,067,000 in 2013, $65,000 in 2014, $68,000 in 2015, $71,000 in 2016 and $559,000 thereafter, through the terms of the agreements.

Note 5. Stockholders’ equity:

During the three months ended March 31, 2012 and 2011, there were no equity issuances.

Note 6. Stock options and warrants:

Stock options:

The Company currently provides stock-based compensation to employees, directors and consultants under the Company’s 2002 Stock Incentive Plan, as amended (the “Plan”) and non-qualified options and warrants issued outside of the Plan. The Company estimates the fair value of the share-based awards on the date of grant using the Black-Scholes option-pricing model (the “Black-Scholes model”). Using the Black-Scholes model, the value of the award that is ultimately expected to vest is recognized over the requisite service period in the statement of operations. Option forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Company attributes compensation to expense using the straight-line single option method for all options granted.

The Company’s determination of the estimated fair value of share-based payment awards on the date of grant is affected by the following variables and assumptions:

•	The grant date exercise price – the closing market price of the Company’s common stock on the date of the grant;

AspenBio Pharma, Inc.

Notes to Condensed Financial Statements
(Unaudited)

Note 6. Stock options and warrants: - (continued)

•	Estimated option term – based on historical experience with existing option holders;
•	Estimated dividend rates – based on historical and anticipated dividends over the life of the option;
•	Term of the option – based on historical experience, grants have lives of approximately 3 – 5 years;
•	Risk-free interest rates – with maturities that approximate the expected life of the options granted;
•	Calculated stock price volatility – calculated over the expected life of the options granted, which is calculated based on the daily closing price of the Company’s common stock over a period equal to the expected term of the option; and
•	Option exercise behaviors – based on actual and projected employee stock option exercises and forfeitures.

During the three months ended March 31, 2012, no stock options were granted under the Plan. The Company utilized the following assumptions in the estimation of fair value of stock-based compensation for the three months ended March 31, 2011: dividend yield of 0%, expected price volatility of 119%, risk free interest rate of 2.10% – 2.14%, and a five year expected option term.

The Company recognized stock-based compensation for the three months ended March 31, as follows:

	2012	2011
Stock options to employees and directors	$197,402	$364,285
Stock options to consultants for:
Animal health activities	2,876	7,190
AppyScore activities	1,491	11,873
Investor relations activities	20,227	—
Total stock-based compensation	$221,996	$383,348

The above expenses are included in the accompanying Statements of Operations for the three months ended March 31, in the following categories:

	2012	2011
Selling, general and administrative expenses	$220,505	$371,475
Research and development expenses	1,491	11,873
Total stock-based compensation	$221,996	$383,348

Stock incentive plan options:

The Company currently provides stock-based compensation to employees, directors and consultants under the Company’s Plan. In July 2011, the Company’s shareholders approved an amendment to the Plan to increase the number of shares reserved under the Plan from 1,360,000 to 1,500,000.

AspenBio Pharma, Inc.

Notes to Condensed Financial Statements
(Unaudited)

Note 6. Stock options and warrants: - (continued)

A summary of stock option activity under the Company’s Plan for options to employees, officers, directors and consultants, for the three months ended March 31, 2012, is presented below:

	Shares Underlying Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at January 1, 2012	1,291,485	$8.99
Granted	—	—
Exercised	—	—
Forfeited	(119,721)	4.60
Outstanding at March 31, 2012	1,171,764	$9.43	6.3	$—
Exercisable at March 31, 2012	934,536	$10.51	5.7	$—

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company’s closing stock price on March 31, 2012 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders, had all option holders been able to, and in fact had, exercised their options on March 31, 2012.

During the three months ended March 31, 2012, no stock options were granted under the Plan to employees, officers, directors, and consultants. During the three months ended March 31, 2011, 150,900 stock options were granted under the Plan to employees, officers and directors with a weighted average fair value at the grant date of $2.45 per option. Included in the 150,900 options issued, existing directors and officers were granted a total of 125,000 options at an exercise price of $2.95 per share and existing employees were granted 25,900 options at an exercise price of $3.05 per share, all vesting over a three-year period annually in arrears and expiring in ten years.

During the three months ended March 31, 2012 and 2011, no options were exercised.

During the three months ended March 31, 2012, a total of 119,721 options that were granted under the Plan to employees, including an officer, were forfeited, 4,667 of which were vested and 115,054 were unvested. The options were exercisable at an average of $4.60 per share and were forfeited upon the employees’ terminations from the Company. During the three months ended March 31, 2011, a total of 49,733 options that were granted under the Plan to employees, including an officer, were forfeited, 3,533 of which were vested and 46,200 were unvested. The options were exercisable at an average of $8.70 per share and were forfeited upon the employees’ terminations from the Company.

The total fair value of stock options granted to employees, directors and consultants that vested and became exercisable during the three months ended March 31, 2012 and 2011, was $1,142,000 and $1,726,000, respectively. Based upon the Company’s experience, approximately 85% of the outstanding stock options, or approximately 996,000 options, are expected to vest in the future, under their terms.

AspenBio Pharma, Inc.

Notes to Condensed Financial Statements
(Unaudited)

Note 6. Stock options and warrants: - (continued)

A summary of the activity of non-vested options under the Company’s Plan to acquire common shares granted to employees, officers, directors and consultants during the three months ended March 31, 2012 is presented below:

Nonvested Shares	Nonvested Shares Underlying Options	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value
Nonvested at January 1, 2012	533,821	$5.94	$4.83
Granted	—	—	—
Vested	(181,539)	7.76	6.29
Forfeited	(115,054)	4.55	3.73
Nonvested at March 31, 2012	237,228	$5.22	$4.24

At March 31, 2012, based upon employee, officer, director and consultant options granted to that point, there was approximately $702,000 additional unrecognized compensation cost related to stock options that will be recorded over a weighted average future period of approximately two years.

Subsequent to March 31, 2012, in connection with its regular annual grant policy, a total of 75,000 stock options were granted to the Company’s independent directors exercisable at the then fair market value of $0.71, vesting over a three year period annually in arrears. An additional 38,800 stock options were granted to employees exercisable at the then fair market price of $0.71 which vest equally over the twelve monthly periods following grant. In addition 210,000 stock options were awarded as retention incentive options to management employees, including Named Executive Officers exercisable at $0.66 per share and vesting as to 50% on six month the anniversary of the grant date and the remaining 50% vesting monthly in one-sixth increments over the remaining seventh through twelfth month following grant date. All options were granted under the Company’s 2002 Stock Incentive Plan and expire ten years from the grant date.

Subsequent to March 31, 2012, as a result of consultant and employee terminations, 49,879 options expired which had been exercisable at an average of $10.55 per share.

Other common stock purchase options and warrants:

As of March 31, 2012, in addition to the stock incentive plan options discussed above, the Company had outstanding 1,690,000 non-qualified options and warrants in connection with offering warrants, an officer’s employment and investor relations consulting that were not issued under the Plan. Included in this total are 1,605,000 warrants exercisable at $1.22 per common share, issued to investors in the December 2011 registered direct offering.

During the three months ended March 31, 2012, no stock options were granted outside of the Plan. The Company utilized the following assumptions in the estimation of fair value of stock-based compensation for the three months ended March 31, 2011: dividend yield of 0%, expected price volatility of 119%, risk free interest rate of 1.95%, and a five year expected option term.

Operating expenses for the three months ended March 31, 2012 and 2011, include $29,179 and $7,460, respectively, for the value of the non-qualified options and warrants.

AspenBio Pharma, Inc.

Notes to Condensed Financial Statements
(Unaudited)

Note 6. Stock options and warrants: - (continued)

Following is a summary of such outstanding options and warrants that were not issued under the Plan for the three months ended March 31, 2012:

	Shares Underlying Options/ Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at January 1, 2012	1,693,000	$1.45
Granted	—	—
Exercised	—	—
Forfeited	(3,000)	24.95
Outstanding at March 31, 2012	1,690,000	$1.41	5.2	$—
Exercisable at March 31, 2012	58,333	$5.78	3.2	$—

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company’s closing stock price on March 31, 2012 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders, had all option holders been able to, and in fact had, exercised their options on March 31, 2012.

During the three months ended March 31, 2012, there were no options granted. During the three months ended March 31, 2011, the Company hired a Vice President of Marketing and Business who previously had a consulting relationship with the Company. As part of the employment arrangement, the Board approved an employment-inducement grant made outside of the Company’s Stock 2002 Incentive Plan, and he was granted 40,000 options for services exercisable at $3.25 per share. The options vest equally over a three year period on the first, second and third anniversary of the grant date and expire in ten years.

During the three months ended March 31, 2012, 3,000 options previously granted to an investor relations firm exercisable at $24.95 per share expired. During the three months ended March 31, 2011, 9,000 investor relations consultant options which were exercisable at $60.00 per share and 137,349 warrants exercisable at $24.10 per share in connection with the 2010 public registered direct offering expired.

During the three months ended March 31, 2012 and 2011, no options or warrants were exercised.

The total fair value of stock options previously granted to an investor relations consulting firm and to the Company’s Vice President Marketing and Business that vested and became exercisable during the three months ended March 31, 2012 and 2011, was $56,033 and $0, respectively.

A summary of the activity of nonvested, non-qualified options and warrants in connection with employment and investor relations consulting services outside of the Plan during the three months ended March 31, 2012, is presented below:

Nonvested Shares	Nonvested Shares Underlying Options	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value
Nonvested at January 1, 2012	47,500	$3.53	$2.69
Granted	—	—	—
Vested	(20,833)	3.88	2.69
Forfeited	—	—	—
Nonvested at March 31, 2012	26,667	$3.25	$2.69

AspenBio Pharma, Inc.

Notes to Condensed Financial Statements
(Unaudited)

Note 6. Stock options and warrants: - (continued)

At March 31, 2012, there was approximately $68,000 in unrecognized cost for non-qualified options that will be recorded over a weighted average future period of approximately one year.

Subsequent to March 31, 2012, 2,000 investor relations options which were exercisable at $7.95 per share expired.

Note 7. Concentrations, commitments and contingencies:

Customer concentration:

At March 31, 2012, three customers accounted for the total accounts receivable. At December 31, 2011, two customers accounted for 73% and 19% of total accounts receivable. For the three months ended March 31, 2012, four customers represented the total sales for the period. For the three months ended March 31, 2011, three customers represented more than 10% of the Company’s sales, accounting for approximately 32%, 21%, and 15%, respectively, of the sales for the period.

Commitments:

Effective May 1, 2004 Washington University in St. Louis (WU) and AspenBio entered into The Exclusive License Agreement (WU License Agreement) which grants AspenBio exclusive license and right to sublicense WU’s technology (as defined under the WU License Agreement) for veterinary products worldwide, except where such products are prohibited under U.S. laws for export. The term of the WU License Agreement continues until the expiration of the last of WU’s patents (as defined in the WU License Agreement) to expire. AspenBio has agreed to pay minimum annual royalties of $20,000 annually during the term of the WU License Agreement and such amounts are creditable against future royalties. Royalties payable to WU under the WU License Agreement for covered product sales by AspenBio carry a mid-single digit royalty rate and for sublicense fees received by AspenBio carry a low double-digit royalty rate. The WU License Agreement contains customary terms for confidentiality, prosecution and infringement provisions for licensed patents, publication rights, indemnification and insurance coverage. The WU License Agreement is cancelable by AspenBio with ninety days advance notice at any time and by WU with sixty days advance notice if AspenBio materially breaches the WU License Agreement and fails to cure such breach.

Employment commitments:

As of March 31, 2012, the Company has employment agreements with three officers providing aggregate annual minimum commitments totaling $650,000. The agreements automatically renew at the end of each year unless terminated by either party and contain customary confidentiality and benefit provisions.

Contingencies:

On September 1, 2010, the Company received a complaint, captioned Mark Chipman v. AspenBio Pharma, Inc., Case No. 2:10-cv-06537-GW-JC. The complaint was filed in the U.S. District Court in the Central District of California by an individual investor. The complaint includes allegations of fraud, negligent misrepresentation, violations of Section 10(b) of the Exchange Act and SEC Rule 10b-5, and violations of Sections 25400 and 25500 of the California Corporations Code, all related to the Company’s blood-based acute appendicitis test in development known as AppyScore. On the Company’s motion, the action was transferred to the U.S. District Court for the District of Colorado by order dated January 21, 2011. The action has been assigned a District of Colorado Civil Case No. 11-cv-00163-REB-KMT. On September 7, 2011, the plaintiff filed an amended complaint. Based on a review of the amended complaint, the Company believes that the plaintiff’s allegations are without merit, and intends to vigorously defend against these claims. On October 7, 2011, the Company filed a motion to dismiss the amended complaint, and the plaintiff’s response and the Company’s reply thereto were subsequently filed. Currently, the motion is pending, awaiting a decision by the court.

AspenBio Pharma, Inc.

Notes to Condensed Financial Statements
(Unaudited)

Note 7. Concentrations, commitments and contingencies: - (continued)

On October 1, 2010, the Company received a complaint, captioned John Wolfe, individually and on behalf of all others similarly situated v. AspenBio Pharma, Inc. et al., Case No. CV10 7365. This federal securities purported class action was filed in the U.S. District Court in the Central District of California on behalf of all persons, other than the defendants, who purchased common stock of the Company during the period between February 22, 2007 and July 19, 2010, inclusive. The complaint names as defendants certain officers and directors of the Company during such period. The complaint includes allegations of violations of Section 10(b) of the Exchange Act and SEC Rule 10b-5 against all defendants, and of Section 20(a) of the Exchange Act against the individual defendants, all related to the Company’s blood-based acute appendicitis test in development known as AppyScore. On the Company’s motion, this action was also transferred to the U.S. District Court for the District of Colorado by order dated January 21, 2011. The action has been assigned a District of Colorado Civil Case No. 11-cv-00165-REB-KMT. On July 11, 2011, the court appointed a lead plaintiff and approved lead counsel. On August 23, 2011, the lead plaintiff filed an amended putative class action complaint, alleging the same class period. Based on a review of the amended complaint, the Company and the individual defendants believe that the plaintiffs’ allegations are without merit and intend to vigorously defend against these claims. On October 7, 2011, the Company filed a motion to dismiss the amended complaint, and the plaintiff’s response and the Company’s reply thereto were subsequently filed. Currently, the motion is pending, awaiting a decision by the court.

On January 4, 2011, a plaintiff filed a complaint in the U.S. District Court for the District of Colorado captioned Frank Trpisovskyv. Pusey, et al, Civil Action No. 11-cv-00023-PAB-BNB, that purports to be a shareholder derivative action on behalf of the Company against thirteen individual current or former officers and directors. The complaint also names the Company as a nominal defendant. The plaintiff asserts violations of Section 14(a) of the Exchange Act, SEC Rule 14a-9, breach of fiduciary duty, waste of corporate assets, and unjust enrichment. On motion of the Company and the individual defendants, the U.S. District Court has stayed this derivative action by order dated March 15, 2011, and this action continues to be stayed. The Company believes that the plaintiff lacks standing to proceed with this action and intends to challenge the plaintiff’s standing if and when the stay is lifted.

In the ordinary course of business and in the general industry in which the Company is engaged, it is not atypical to periodically receive a third party communication which may be in the form of a notice, threat, or ‘cease and desist’ letter concerning certain activities. For example, this can occur in the context of the Company’s pursuit of intellectual property rights. This can also occur in the context of operations such as the using, making, having made, selling, and offering to sell products and services, and in other contexts. The Company makes rational assessment of each situation on a case-by-case basis as such may arise. The Company periodically evaluates its options for trademark positions and considers a full spectrum of alternatives for trademark protection and product branding.

Note 8. Subsequent event:

Under the terms of an agreement for investor relations services, the Company issued 25,000 shares of Common Stock on April 2, 2012, at $0.71 per share.

Aspen Bio Pharma

U.S. Emergency Department Potential Work Flow with AppyScore Test*

Signs & Symptoms of Pediatric/ Adolescent Acute Appendicitis

Emergency Room History, Physical Exam & Risk Assessment Triage

CBC Lab Test Standard of Practice

+

AppyScore

Physician Decision

Imaging

If AppyScore Test is Negative

CT or Ultrasonic imaging anticipated to be used less with negative AppyScore patients

Appendectomy

Conservative Management

**AppyScore Test is in Clinical Development Pending Initiation of Pivotal Clinical Trial for FDA Marketing Application*

6,100,000 Shares
Common Stock

PROSPECTUS

Aegis Capital Corp

June 19, 2012